2/17



05005876

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hannover Rückversicherungs AG

*CURRENT ADDRESS



PROCESSED

FEB 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4627 FISCAL YEAR 12-31-99

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/18/05

Annual REPORT 1999

- Gross premium income +
- Life and Health reinsurance + 58
- Financial reinsurance + 38%
- First-time consolidation of Clarendon with profit contribution
- Consolidated net income and earnings per share + 18%
- Return on equity 24% before and 17% after tax
- Sixth consecutive dividend increase

hannover re

KEY FIGURES *of the Hannover Re Group*

in EUR million	*1999*	*+/- previous year*	*1998*
Gross written premiums	6 706.3	48.9%	4 504.6
Net premiums earned	4 179.9	17.8%	3 548.7
Net underwriting result	-394.7	12.6%	-350.4
Net investment incomes	828.2	1.7%	814.7
Profit or loss on ordinary activities	433.4	-6.6%	464.2
Net income	201.6	17.6%	171.4
Investments	9 855.1	14.7%	8 592.2
Total stockholders' equity	1 235.7	10.1%	1 122.4
Net underwriting provisions	10 703.1	22.2%	8 759.5
Present value of future profits (life/health)	609	30.1%	468
Earnings per share (deluted) in EUR	6.86	17.7%	5.83
Dividend (incl. corporation tax credit) in EUR million	71.5	33.9%	53.4
Dividend (incl. corporation tax credit) per share in EUR	2.91	33.5%	2.18
Return on equity (after tax)	17.1%		14.0%
Retention	62.0%		80.3%
Loss ratio*	83.3%		83.1%
Expense ratio*	25.0%		26.5%
Combined loss/expense ratio*	108.3%		109.6%

*excluding life and health reinsurance

CONTENTS

The 1999 Annual Report (including Hannover Rückversicherungs-AG) can also be obtained in German. The consolidated group report is also published in French and Spanish.

Should you require any of these foreign language versions, please contact our Investor Relations/Public Relations Department on:
Tel. +49/511/56 04-15 01,
Fax +49/511/56 04-16 48
or visit our website:
www.hannover-re.com
and order under "Service – Publications"

Dear shareholders, Ladies and Gentlemen,

With this annual financial statement I am delighted to be able to present to you another record result – the fifth in succession. We are especially proud of this performance because in the year under review we have again succeeded in achieving our profit targets despite particularly difficult market conditions in our largest strategic segment, property and casualty reinsurance.



We have now fully transformed our annual report for the Hannover Re Group to comply with US GAAP (Generally Accepted Accounting Principles). This changeover will also require you to familiarise yourself with a number of innovations and special features. A package of measures is intended to render the transition as smooth as possible for you (we began to publish reconciliations of the German accounts in accordance with US GAAP two years ago). We have retained the previous reporting structure wherever possible and we have expanded the glossary at the end of this report to include various items of specific terminology. Furthermore, we have endeavoured to provide supporting explanations in the text. Nevertheless, if you have any criticisms to raise or any suggestions for improvements then please let me know. We are extremely keen to continually enhance the quality of our financial communications.

The changeover to US GAAP necessitates two additional components which I consider to be particularly important and to which I would like to draw your attention. In the segment report, we are publishing for the first time the business results for each of our individual strategic segments right up to and including the after-tax result. The annual report also comprises – again for the first time – a cash flow statement. It is by no means easy to interpret such an analysis in the case of a reinsurance company, partly because of the high volume of reserves. Nevertheless, in my view both these instruments offer fresh insights, the informative power of which we wish to further enhance in the future.

Our Group profit after tax showed a further increase, rising by 18% to EUR 202 million. This gives rise to earnings per share of EUR 6.86, a figure which is also 18% higher than in the previous year. We shall propose to the Annual General Meeting that the dividend payment be increased again. In my opinion, these "bare figures" already speak for themselves. Yet they do not reveal that this performance could, only be achieved thanks to the systematic strategy of diversification which we have pursued over recent years.

Just ten years ago our activities were restricted virtually exclusively to property and casualty reinsurance, and we pursued a corporate "monoculture". Today, the result rests on four pillars, all of them sound and independent, albeit of varying dimensions. Life and health reinsurance continues to be our most significant growth area; the new method of financial reporting clearly reveals the profit potential inherent in this segment. The high, value-creating investments of recent years can now – at least to some extent – be appropriately reflected in the balance sheet. Combined with our voluntary additional data on the value of the in-force treaty portfolio, it is now apparent that this business – which always had to be shown as loss-making under German accounting regulations – is in reality pleasingly profitable.

Financial reinsurance, which we transact from the International Financial Services Centre in Dublin, continues to record above-average growth and generates solid profits.

During the past year we did not always find it easy to explain the reasons for our entry into a fourth strategic segment, namely program business. This US niche segment is relatively unknown and is governed by its own rules and practices. We are nonetheless convinced that we shall succeed in exporting this American business model to other markets on a greater scale than has hitherto been the case. Clarendon Insurance Group, whose figures have been included in our annual financial statement for the first time, has not only lived up to our expectations – it has surpassed them by a generous margin:

in only the first year after our investment it has generated a substantial contribution to the Group operating result. This confirms that our decision to enter the program business segment was correct and that in Clarendon we have acquired one of the best "program writers". This new member of our corporate family has now been very well integrated into the Hannover Re Group.

In property and casualty reinsurance, which remains our most significant but also our most difficult business segment, the year under review produced substantially above-average losses from natural catastrophes and other major loss events for the second time in succession. The reinsurance industry will play a major role in compensating the material damage resulting from the Syndney hailstorm, the earthquakes in Turkey, Greece and Taiwan, typhoon "Bart" in Japan, winter storms in western Europe as well as numerous plane crashes and a large number of other major losses. However, these dramatic events have also caused certain providers with aggressive pricing policies to disappear from the market and have generally brought about a more realistic assessment of the risks. The downward slide in premium rates and the deterioration in terms and conditions have certainly come to an end, and towards the close of the year under review initial improvements in terms were already observed in some of our markets.

The Federal Government and its tax plans subjected the German insurance industry to a roller-coaster ride during the past year. In the first place, the discussions surrounding the structure of the so-called Tax Relief Act (which are still ongoing) provoked further negative headlines and also placed a sustained strain on the share prices of listed companies. The announcement of tax exemption for profits on the sale of participations then provided some good news at year-end. Those companies with large portfolios of equity interests, in particular, were also able to turn this development to their advantage on the stock markets. Yet this regulation too is still under debate, thereby adding to the uncertainty affecting the general framework under which businesses currently have to take decisions. It is very much my hope that at least the presently discernible positive indications of a reduction in the tax burden carried by German companies will be systematically implemented.

"(German) private investors have discovered shares as an investment vehicle! But not yet those of Hannover Re!" – this could be a headline describing the disappointing development of our share price performance. Following the surging trend from mid-1996 to mid-1998, the year under review closed with a marked price decline, despite continuous growth in our premium income and profit. We have enshrined in our corporate strategy the goal of enhancing the value of the company through a sustained, favourable profit trend. Looking at the performance of our share price, however, the opposite would appear to be the case. Many different concepts exist for measuring the development of a company's value. What most of them have in common is that they are based upon expectations of future profits – specifically, those profits over and above the costs of capital. According to this definition, the value of your company also increased in the year under review. Why has the stock market failed to give this due credit? There are several answers to this question, and their relative significance is difficult to assess. Reinsurance is frequently associated solely with property and casualty reinsurance, a segment which is currently suffering under a fiercely competitive climate and pressure on profits. Lawmakers in Germany inflicted additional damage on the insurance industry with their general tax framework and subsequently only partially made good this discrimination. During the past year investors invested very heavily in international indices and "blue chips" while neglecting second-tier stocks. Yet the most significant factor is that the various "New Markets" with TMT (technology/media/telecommunications) stocks generated a sense of euphoria which could not be justified on the basis of fundamentals.

Whatever the case may be, I am firmly convinced that – sooner or later – the stock markets too will reawaken to the value of fundamentally solid companies and that our share will profit from this development. This view is shared by numerous financial analysts, both in Germany and the international arena. Our task remains the continuing creation of favourable earnings prospects and the energetic communication of this fact. Given the current developments to date, and far more importantly the systematic approach with which we are pursuing our strategic objectives, I am highly optimistic that we can fulfil this task.

On behalf of my colleagues on the Executive Board and myself, I would like to thank our shareholders for their confidence in our company. I give my assurance that we shall live up to this trust and we shall not slacken in our efforts to unceasingly enhance the value of your company. It is merely a question of time before our successes are again reflected in rising share prices.

Yours sincerely,



Wilhelm Zeller

Chairman of the Executive Board

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl, Hannover,
Chairman
Chairman of the Executive Board of HDI
Haftpflichtverband der Deutschen Industrie V.a.G

Dr. Paul Wieandt, Königstein,
Deputy Chairman
Former Chairman of the Executive Board of
BfG Bank AG

Karola Böhme, Barsinghausen*

Dr.-Ing. Horst Dietz, Mannheim,
Chairman of the Executive Board of ABB AG

Dr. Erwin Möller, Hannover,
Member of the Executive Board of HDI
Haftpflichtverband der Deutschen Industrie V.a.G.

Ass. jur. Otto Müller, Hannover*

Ass. jur. Renate Schaper-Stewart, Lehrte*

Rudolf Schwan, Essen,
Former member of the Executive Board of
RWE AG

Eberhard Wild, Grünwald,
Member of the Executive Board of Bayernwerk AG

* staff representative

Details of membership of legally required supervisory boards and comparable control boards at other domestic and foreign business enterprises are contained in the section of the report devoted to the parent company.

Executive Board (Vorstand)

Wilhelm Zeller, Burgwedel,
Chairman

Dr. Andreas-Peter Hecker, Hannover,
Deputy Chairman

Dr. Wolf Becke, Hannover

Jürgen Gräber, Ronnenberg

Herbert K. Haas, Burgwedel

Udo Schubach, Hannover

Dr. Detlef Steiner, Hannover

Dr. Michael Pickel, Köln,
Deputy Member (from 1.1.2000)



Wilhelm Zeller

Controlling and Information (Planning/Controlling, Investor Relations, Public Relations, Internal Auditing), Underwriting Service and Controlling, Corporate Development.

The "gold-digger" mood currently prevailing on the markets should not disguise the fact that shares are a long-term investment instrument. Sooner or later stock prices will again be determined by fundamentals such as profitability, strategic positioning and an enterprise's approach to value enhancement. Companies which are guided by these considerations will be successful in the long term.



Dr. Andreas-Peter Hecker

Non-life Reinsurance of the HDI Group, Retrocessions, Human Resources, Facility Manag ment.

As a successfully expanding company we are constantly in search of new staff. Th availability of the required specialists in Germany is limited. For this reason, we a stepping up our search for such employees abroad, too. We now employ foreign sta from 29 countries at our Hannover head office. We find the relevant authorities high cooperative when it comes to issuing the necessary work and residence permits. W therefore have no cause to participate in the current discussion about the launch a "Green Card" in Germany.



Dr. Wolf Becke

Life and Health Reinsurance worldwide.

The launch of Hannover Life Re as a global brand name will continue to enhance the value of our successful, international business model through the provision of customized solutions in the area of "stochastic banking", the opening up of new markets by way of product partnerships and not least via our entry into conventional reinsurance programmes.



Jürgen Gräber

Property and Casualty Reinsurance in English-speaking Africa, Asia and Australasia, Facultative Reinsurance worldwide, Aviation, Space and Marine business worldwide, Financial Reinsurance.

The years 1998 and 1999 show the anticipated unsatisfactory results scenario of those reinsurers who neglected to conduct technical discussions with their clients in the previous years and instead set greater store by their market share. We are looking forward to the considerable challenges offered by the resumption of such technical discussions and we are pleased to place our expertise at the service of our clients – who also in previous years entrusted us with exposures sometimes running into billions – with a view to developing both traditional and alternative reinsurance solutions.



·rbert K. Haas

ıance and Accounting, Capital Markets, Information Technology.

st as in other branches of industry, the Internet will significantly impact the business ocesses of reinsurers, especially with regard to accounting and payment transac-ıns with clients, and will lead to more rapid and efficient processes in asset manage-ent.



Udo Schubach

Property and Casualty Reinsurance in Germany (shareholders of E+S Rück), Austria and Switzerland, Credit and Surety worldwide.

The forward-looking insurance industry experienced a massive structural transformation in the nineties which will acquire even greater impetus in the new decade. With the aid of sophisticated, highly specialized risk analysis systems we help our clients to identify the changing hazards faced by their company and assist with the design of the necessary reinsurance protection.



›r. Detlef Steiner

'roperty and Casualty Reinsurance in North America, European Romance, Latin American ınd Arab countries, Northern and Eastern Europe, the United Kingdom and Ireland, 'rogram business.

ʲew technologies such as the Internet, intranets etc., will significantly change the 'alue-added chain from the policyholder right down to the retrocessionaire. In this egard, the outsourcing of numerous functions will improve the efficiency of the pro-ess and trigger a structural change in the insurance industry.



Dr. Michael Pickel

Property and Casualty Reinsurance in Germany (Open Market), Claims Services, Legal Department.

Only those companies which are quick to draw their conclusions from facts can emerge victorious in the fiercely competitive insurance environment. This is why we support our business partners with our international know-how in the field of risk analysis. Drawing on our expertise in (major) claims handling, we strive to limit claims already occurred and pinpoint emerging medium-term trends on the claims front.

Stock markets continued to boom ...

The impacts of the 1998 financial crisis could still be felt at the beginning of 1999. Yet the excellent state of the US economy, the revival in Euroland and Japan and the surprisingly rapid recovery in Asia and South America counteracted the threatened deflation and made possible another year of far above-average price gains on the international stock markets. As at year-end share prices climbed to new record highs all across Europe, in the USA and even more markedly in developing countries. Cyclical stocks especially benefited from this boom. The extremely low interest rates on the bond markets fostered this development in two ways: institutional investors reallocated liquidity to the more lucrative stock markets, while traditionally conservative private investors discovered stocks as a new investment alternative. With their concentration on high-growth technology and Internet stocks, the "New Markets", in particular, profited from this development on an undreamt-of scale.

The Euroland index – the Euro Stoxx 50 – ended the year with growth of 47% at 4,904 points. The Dax, which for a long period was unable to keep pace with the upward movement of the other European markets, closed with a plus of 39% at 6,958 points, also a new record high. In the USA the Dow Jones Index recorded an outstanding performance of +26%. 1999 was thus the fourth successive year in the USA with price gains in excess of the historical average, following 18% in 1998, 23% in 1997 and 26% in 1996.

... but insurance stocks were still under pressure.

Both in Germany and internationally, insurance stocks were largely neglected by this rally. The mid-caps and small-caps which are not represented in the major indices suffered particularly heavily. Due to its weighting, the German CDax for insurance stocks showed a somewhat distorted pattern. Owing to the Federal Government's plans to grant tax-exempt status to sales of equity participations, the German market leaders in insurance and reinsurance – who account for more than 85% of the development of this index – were able to post strong gains just prior to the end of the year under review. Yet with a plus of merely 12% the CDax for insurance stocks also showed a comparatively poor performance.

What were the reasons for this development? The insurance industry as a whole was detrimentally affected by the uncertainty surrounding the possible consequences of the new millennium. It was virtually impossible to predict the losses which a worldwide disaster might have caused in this regard. As an additional factor, property and casualty (re-)insurance worldwide was affected by unsatisfactory terms and conditions attributable to the sometimes ill-judged competitive environment, thereby leaving it open to question whether appropriate profits and returns on equity could be attained. Investors' clear focus on the growth stocks in the New Market as well as the highly liquid Dax and Euro Stoxx stocks caused mid-cap and small-cap financials to be neglected. Furthermore, most notably among foreign investors, the debate surrounding the Federal Government's tax reform (which is still ongoing) led to uncertainty, not least because the insurance industry is earmarked as one of the main sources of funding for the so-called Tax Relief Act.

The Hannover Re share was disappointing ...

The price trend of the Hannover Re share should be seen against this backdrop. In the 1999 stock market year it in no way reflected the favourable development of our Group. The share lost 16% of its value, despite the fact that at year-end we had already announced the fifth record year in succession in our semi-annual report.

Price development of the Hannover Re share and volume since stock exchange listing



Price in EUR
Volume
140
120
100
80
60
40
20
0
300 000
250 000
200 000
150 000
100 000
50 000
0
Dec. 94
April 95
Aug. 95
Dec. 95
April 96
Aug. 96
Dec. 96
April 97
Aug. 97
Dec. 97
April 98
Aug. 98
Dec. 98
April 99
Aug. 99
Dec. 99
Share price
Volume

... but fundamentally offers considerable potential.

We countered the market developments, which are scarcely within our power to influence, with positive growth in our most important parameters: the profit before and after tax, the earnings per share, the dividend and the return on the equity invested in our company. Thanks to our strict profit orientation, we again succeeded – despite sometimes difficult market circumstances – in increasing these performance ratios by double-digit margins. The earnings per share rose by 18% from EUR 5.83 to EUR 6.86. We implement highly purposeful asset management in order to optimally structure the return on equity, and in addition to stockholders' equity we use long-term outside capital as well as the securitisation of reinsurance risks as equity substitutes. We allocate the required stockholders' equity to our business segments on a source-related basis using a scientifically grounded model. We thus always measure the results of our individual market sectors in the light of the costs of capital which they have caused – a method which promotes the value-orientated management of our Group and fosters a long-term, sustained increase in the value of the company. The fruits of this economical husbanding of our stockholders' funds are attractive returns on equity. At 24% before and 17% after tax we were even successful in again surpassing our profit target.



Intensified Investor Relations activities will help realise this potential ...

A major factor is the continuous communication of our business policy objectives and their degree of fulfilment. With this in mind, we have further stepped up our Investor Relations activities. Our presence at investor forums and trade fairs as well as individual discussions with institutional investors (so-called "roadshows") have helped to present our share as an interesting investment; these activities encompass all European financial centres and North America. During the past business year the number of visits which we received in Hannover from institutional investors and international financial analysts has more than doubled.

The changeover to US GAAP for the 1999 annual financial statement, which we had already implemented in our interim report, enhances transparency and also improves the international comparability of our results for analysts and investors.

In January 2000 the German Panel on Corporate Governance drew up guidelines in accordance with the "Code of Best Practice" for companies listed on the stock exchange. Major components of these principles, the purpose of which is to "achieve a responsible, value-oriented management and control of companies", already form part of day-to-day practice within our company. We have completed our risk management system and publish our business results in accordance with international standards (US GAAP), which currently also include a segment report.

Corporate information is published on the basis of clearly defined internal publication guidelines. By way of our regular press releases, newsletters and telephone conferences as well as the constant updating of our Internet pages, we avoid any possibility of selective disclosure. We have already initiated concrete steps to implement all the other principles drawn up by the aforementioned Panel on Corporate Governance, with the result that we shall shortly be in full compliance with its recommendations.



... and promote a favourable price trend in the current year.

For as long as it remains possible and advantageous from the tax standpoint, we shall continue to adhere to our shareholder-friendly policy of distributing the operating profit of the parent company to its shareholders. We shall therefore propose to the Annual General Meeting that it approve a 33.5% increase in the gross dividend to EUR 2.91 per fully paid-up no-par value share. Based on the price as at 30. December 1999, this produces a dividend yield of 3.8%. We also intend to ask our owners at the Annual General Meeting to approve the changeover to registered shares, thereby facilitating a uniform capital structure. As part of this changeover process, all remaining Hannover Re shares are to be admitted for trading so as to boost our significance in the relevant indices. With detailed knowledge of our shareholder structure, we shall be able to address all our owners directly, create systematic transparency and implement all Investor Relations measures considerably more efficiently. We shall continue to profile our company at various national and international events and organise roadshows at the major domestic and foreign financial marketplaces, and we shall visit investors and financial analysts and invite them to visit us in Hannover.

All these activities are driven by a single goal, namely to present our share to investors as an attractive investment, stimulate demand and thereby restore the share price to an appropriate level.

The opinions of our analysts:

"With a degree of openness which is unparalleled in the sector and by way of clearly defined objectives, the management strives to render the company and its risks transparent for investors."

Lars Niggeling, Andreas Frick; Vontobel,
14 April 2000

"Hannover Re is a unique company in its commitment to transparency and shareholder value."

Michael Huttner, Susan Holliday; JP Morgan,
March 2000

"Full conversion to US GAAP is revealing the company's earnings strength, giving it an attractive PER."

Daniela Heyduck; HypoVereinsbank,
25 February 2000

"Specialisation on niches gives Hannover Re a wider basis and leads to better diversification."

Marc Thiele; West LB Panmure,
30 November 1999

"As property/casualty reinsurance continues to suffer from considerable over-capacity and fierce competition in some areas, Hannover Re continues to be very selective."

Karlos van Endert; Commerzbank Global Equities,
26 November 1999

"In our strategic analysis the key strengths we identify for the group are: intellectual capital, diversification and low cost of production."

Sylvia Wurl-Aydilek, Richard Hewitt, Jonathan Lawlor; Dresdner Kleinwort Benson,
October 1999

"Hannover Re is among the best in our sector at managing its capital base."

Brian Shea; Salomon Smith Barney,
21 September 1999

"Hannover Re's development strategy is focused on specialised niches. Margins are protected in these branches and do not require much shareholders' funds."

Jean d'Herbecourt, Séverine Piquet; CCF Securities,
June 1999

"The ideal vehicle to play specialty reinsurance. Hannover Re is the most diversified of the mid-sized insurers and has the widest international reach."

Valérie Bompard, Jean-Christian Huard; Société Générale,
November 1999

Share information

Figures in EUR	1999	1998	1997	1996	1995
Earnings per share (diluted)	6.86	5.83	3.13*	2.75*	2.43*
Dividend per share	2.05	1.94	1.74	1.61	1.53
Corporate tax credit	0.86	0.24	0.24	0.19	0.05
Gross dividend	2.91	2.18	1.98	1.80	1.58

* DVFA earnings per share in accordance with German accounting principles

Security identification number:	840 220
Stock exchange ID:	Share: Bloomberg: HNR.GY Investdata: HNR Reuters: HNRG.DE ADR: HVRRY
Exchange listings:	Germany Listed on all German stock exchanges; Xetra, Frankfurt and Hannover in official trading USA American Depositary Receipts (Level 1 ADR-Program)
First listed:	30 November 1994
Majority shareholder:	HDI Haftpflichtverband der Deutschen Industrie V.a.G. (75%)
Common stock as at 31.12.1999:	EUR 75.5 million
Number of shares as at 31.12.1999:	29,530,215 no-par value shares, consisting of 16,730,215 bearer shares and 12,800,000 registered shares
Market capitalization as at 31.12.1999:	EUR 2,259 million
Highest share price in 1999:	EUR 100.50
Lowest share price in 1999:	EUR 68.00
Annual General Meeting:	20 July 2000 Hannover Congress Centrum Kuppelsaal Theodor-Heuss-Platz 1-3 Hannover
Dividend payment:	21 July 2000

THE HANNOVER RE GROUP *Our global presence*

Europe

Hannover Rückversicherungs-AG
Hannover, Germany

E+S Rückversicherungs-AG
Hannover, Germany
(50.1%)

Hannover Re Gestion de Réassurance France S.A.
Paris, France
(100.0%)

Hannover Life Reassurance (UK) Ltd.
Virginia Water/London, Great Britain
(100.0%)

Hannover Life Services (UK) Ltd.
Virginia Water/London, Great Britain
(100.0%)

Hannover Services Ltd.
London, Great Britain
(100.0%)

International Insurance Company of Hannover Ltd.
London, Great Britain
(100.0%)

Hannover Re Advanced Solutions Ltd.
Dublin, Ireland
(50.0%)

Hannover Reinsurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)



America

Hannover Rückversicherungs-AG Canadian Branch - Chief Agency
Toronto, Canada

Hannover Rückversicherungs-AG Facultative Office - Canadian Branch
Toronto, Canada

Hannover Services (México) S.A. de C.V.
Mexico D.F., Mexico
(100.0%)

Clarendon Insurance Group, Inc.
New York, USA
(71.6%)

Hannover Rückversicherungs-AG Representative Office USA
Schaumburg, USA

Insurance Corporation of Hannover
Los Angeles, USA
(100.0%)

Hannover Life Reassurance Company of America
Orlando, USA
(100.0%)

% - figures = participation
You may find the addresses for our branch offices and subsidiaries on pages 83 and 84.

Hannover Life Reassurance (Ireland) Ltd.
Dublin, Ireland
(100.0%)

E+S Reinsurance (Ireland) Ltd.
Dublin, Ireland
(50.1%)

Hannover Re Services Italy Srl
Milan, Italy
(99.5%)

HR Hannover Re,
Correduría de Reaseguros, S.A.
Madrid, Spain
(100.0%)

Hannover Re Sweden Insurance Company Ltd.
Stockholm, Sweden
(100.0%)

Hannover Rückversicherungs-AG
Stockholm Branch
Stockholm, Sweden

International Insurance Company of Hannover Ltd.
Scandinavian Branch
Stockholm, Sweden



Africa

Hannover Life Reassurance Africa Ltd.
Johannesburg, South Africa
(69.7%)

Hannover Reinsurance Africa Ltd.
Johannesburg, South Africa
(69.7%)

Hannover Re Mauritius Ltd.
Port Louis, Mauritius
(69.7%)

Asia

Hannover Rückversicherungs-AG
Shanghai Representative Office
Shanghai, China

Hannover Rückversicherungs-AG
Hong Kong Branch
Hong Kong, China

Hannover Re Services Japan
Tokyo, Japan

Hannover Rückversicherungs-AG
Malaysian Branch
Kuala Lumpur, Malaysia

Hannover Rückversicherungs-AG
Representative Office Taipei
Taipei, Taiwan

Australia

Hannover Life Re of Australasia Ltd
Sydney, Australia
(75.0%)

Hannover Rückversicherungs-AG
Australian Branch
Sydney, Australia





Economic climate

The global economy continued to show moderate growth in 1999, and fears of the eruption of new crises or indeed of a global recession thus proved unfounded. Advancement in developing countries also contributed to worldwide growth. In some regions this has already led to inflationary fears, a tighter monetary policy and rising interest rate levels.

After four years of strong growth and a discernible upswing in prices, economic policy in the United States, in particular, focused on the risks of inflation and sought to prevent the economy from overheating through interest rate rises. Japan also continued to recover, although – in contrast to the USA – government measures here sought to set in motion a far-reaching revival by way of public-sector demand and an easing in monetary policy. In western Europe, too, the state of the economy picked up appreciably, albeit with marked regional differences. Foreign trade in Euroland profited from the weakness of the Euro, whereas those industries which rely on imports suffered under higher prices; crude oil prices especially contributed to the upward price trend. Asia clearly continued to rebound following the economic crisis, and both Latin America and eastern Europe developed favourably due to increased exports. The German economy displayed below-average vigour, only beginning to gather impetus in the summer. Here, too, the demand for exports due to the weakness of the Euro was a contributing factor.

In the financial markets stocks and bonds moved in quite contrary directions in 1999. Once initial fears of interest rate rises had been overcome and private investors finally discovered shares as a lucrative investment, prices climbed sharply. The Euroland index – the Euro Stoxx 50 – gained an impressive 47%, for example. Against this general backdrop, increases in the value of technology stocks were at times on a euphoric scale. Bond markets, on the other hand, suffered heavily under the interest rate rises which subsequently ensued as the year progressed. The interest on 10-year German federal government bonds alone increased by 1.7% in January. In addition, considerable liquidity flowed out of the bond markets due to the stock market boom. Overall, major investors with their typically diversified holdings achieved consistently favourable earnings, supported largely by realised gains on equity portfolios.

In the insurance and reinsurance industries the developed markets remained sluggish, or at best posted moderate growth; developing countries, however, again generated above-average increases in premium income. Life and health insurance achieved markedly stronger growth worldwide due to more exacting demands on private provision for old age and medical care. Although the trend towards concentration eased slightly, markets again witnessed a considerable number of mergers and acquisitions – especially involving the major insurance companies. The situation among the "global players" in the reinsurance sector appears to have stabilised; acquisitions tended to affect smaller regional companies or those specialising in particular classes of business.

Throughout virtually the entire insurance industry the year under review was marked by continued over-capacity, which kept competition at an intense level. Competitive pressure and battles for market share were particularly prevalent in property and casualty reinsurance, most notably in those markets dominated by standard products and mass business. Organic growth was minimal in such cases.

The overall development of property and casualty (re-)insurance was further characterised by the high number of natural catastrophe losses. Insured losses from such events – especially earthquakes and storms – almost reached historic dimensions. Only in 1992 was the burden of losses higher. At a very late stage of the year the winter storms in Europe, which in some cases led to almost inconceivable loss scenarios, caused the overall situation to deteriorate even further. Following several years of below-average loss incidences, two consecutive years have now generated losses on such a scale as to lead to more realistic risk assess-


NITED STATES
OF AMERICA

ment market-wide and which clearly demonstrate the urgent need for appropriate rate adjustments.

Due in part to the initiative taken by lawmakers and supervisory authorities, the development of professional risk management gained in significance around the world, particularly at insurance companies. For reinsurers this means, not least, that their credit status will assume growing importance as a competitive factor. The independent rating agencies serve as the essential yardstick here, and their rating instruments now exert a direct influence on company policies. Yet the need for the strongest possible equity base contradicts the expectations of owners, who demand the most economical use possible of their funds and a high return on equity. This may lead to a conflict of interests, creating the need for rating agencies to further develop their methods. Particularly in the case of reinsurers, the development of comprehensive risk management systems offers an opportunity to design new products and show off their expertise to best advantage.

Business development

The presentation of our 1999 annual financial statement marks the changeover to the American accounting standard US GAAP (United States Generally Accepted Accounting Principles). This entails a number of significant changes, to which we shall make specific reference below. In order to facilitate a full comparison with the previous year, we have restated the 1998 figures in accordance with US GAAP. Key new features relate, inter alia, to:

- the structure of the balance sheet and the statement of income,
- reporting according to segment,
- the compilation of a cash flow statement,
- the expansion of the scope of consolidation,
- changes in the determination of income and the valuation of assets and liabilities, and
- the elimination of the equalisation reserve.

We achieved our fifth successive record result in the 1999 financial year. The consolidated net income and the earnings per share both increased by 18%, rising from EUR 171 million to EUR 202 million and from EUR 5.83 to EUR 6.86 respectively.

Gross premium income recorded impressive growth of 49% to reach EUR 6.7 billion. Of this, 30 percentage points were attributable to the initial consolidation of Clarendon Insurance Group, New York. Additionally, approximately 7 percentage points of the gross premium growth were due to exchange rate factors, since virtually all the major currencies gained in value against the Euro. Organic growth nevertheless accounted for an increase of 12 percentage points. Under difficult market conditions we thus posted stronger growth than the market as a whole, without sacrificing profitability. Particularly due to Clarendon's high degree of reinsurance, the increase in net premium was below average. However, in the year under review we again utilised our innovative securitisation instruments and transferred prefinancing costs from life and health reinsurance to the capital markets, thereby causing our retention to decrease in this segment too. Despite this, net premium earned increased by 18%.

In addition to Clarendon, the greatest growth impulse was provided by life and health reinsurance business, although financial reinsurance also recorded considerably above-average growth of 38%. Premium income in traditional property and casualty reinsurance business, on the other hand, declined. In the light of the intense competition in this segment we purposefully refrained from expanding our business volume and concentrated on profitable client relationships.

The Clarendon Insurance Group (and hence the new business segment "program business") constitutes a major element of this annual financial statement. Included in our consolidated accounts for the first time, Clarendon primarily generates income through commissions, which are shown in the technical account. Standing at EUR 42 million, this income played a substantial role in boosting the technical result and contributed to the after-tax result even in this initial year of its consolidation.

Our overall investment income grew by 2% to EUR 828 million. Ordinary income increased by 5% to EUR 625 million; profits on disposals decreased, however, by 3% to EUR 286 million.

The acquisition of Clarendon, whose goodwill is to be amortised over 40 years, caused goodwill amortisations to rise to EUR 10 million. The increase in other expenses was largely attributable to higher interest expenditure.

The development of our tax burden was guided by very different and in part opposing factors. The former preparation of the balance sheet in line with the German Commercial Code was governed by the principle that the treatment followed for book purposes must also be adopted in the tax balance sheet. Consequently, the determination of the profit for the purposes of taxation and commercial law produced virtually the same results. By contrast, the additional profit arising under US GAAP compared to the income statement for tax purposes is subject to notional taxation. The tax rate applicable to these deferred taxes amounts to 53% for domestic earnings, following 58% in the previous year. The reduction in this tax rate for retained earnings led to a lowering of the tax burden in the year under review. Furthermore, the extra provision which we had made in the previous year for disputed additional tax demands by the fiscal authorities based on a tax inspection ceased to apply in the year under review. On balance, therefore, the tax load decreased from EUR 242 million to EUR 80 million, giving rise to a sharp increase in the consolidated net income after deduction of minority interests. Since there was no change in the outstanding capital stock, the earnings per share increased accordingly.

In the case of companies such as ourselves for which outstanding calls still exist on the capital stock, US GAAP provides two different variants for the calculation of the earnings per share. Deducting the outstanding capital stock reduces the number of shares, thereby producing higher earnings per share. By taking into account the outstanding capital stock it is possible to calculate the so-called "diluted" earnings per share. Compared to the previous year, this rose by 18% to EUR 6.86. If these values are adjusted to allow for the increased goodwill amortisation due to the initial consolidation of Clarendon Insurance Group, the earnings per share total EUR 7.21 (+ 19%).

The balance of cash flows from underwriting, investing and financing activities produced a positive cash flow of EUR 186 million.

Our investment portfolio increased by a further 15% to EUR 9.9 billion in the year under review. This growth was attributable to movements in exchange rates as well as the expansion of our reinsurance business. Compared with the previous values shown in accordance with the German Commercial Code, our investment portfolio is higher because many invest-

Above-average return on equity



Pre-tax profit
Consolidated net income
19.3%
11.3%
37.6%
18.0%
24.8%
15.9%
33.8%
14.0%
23.9%
17.1%
1995
1996
1997
1998*
1999*

* Return on equity calculated in accordance with US GAAP

ments are shown at fair value under US GAAP rather than being subject to the strict lower-of-cost-or-market principle.

Our stockholders' equity increased by 10% from EUR 1.1 billion to EUR 1.2 billion. This produces return on equity of 24% before tax and 17% after tax.

The renowned US rating agencies once again each gave us their second-highest credit ratings: AA+ ("Very strong") from Standard & Poor's and A+ ("Superior") from A.M. Best bear witness to the solidity and financial strength of our Group. For many of our clients, this remains a powerful argument in favour of striving for long-term cooperation with our company.

Risk Management

With effect from 1 May 1998 the German Federal Parliament adopted the Law on Controlling and Transparency in Business (KonTraG). Amongst other things, this law puts into hard-and-fast terms the obligation of the executive board of a joint-stock corporation to report on the risks inherent in a company's future development. In addition, appropriate measures must be taken, and in particular a monitoring system is to be established, in order to ensure that developments which may jeopardise the company's continued existence are identified at an early stage.

As an internationally operating reinsurer, we are confronted with a large number of risks which are directly associated with our business activities. Risk management has thus long been an integral component of all our decisions and business processes. The guiding principle underlying our risk management is to optimally exploit opportunities while at the same time appropriately controlling and managing the risks associated with our business operations.

We have at our disposal a broad range of efficient risk management and controlling systems. The structure of these systems and the depth of detail in the reporting depend upon the nature of the risk. The effectiveness of the systems is subject to constant monitoring and adjustments are made according to changes in the business environment. The fundamental elements of risk management are set out in guidelines which apply to the entire Hannover Re Group.

Furthermore, on the basis of the provisions of the KonTraG, we conducted a project to systematically identify the risks which could pose a potential danger to our company's existence. This "risk inventory" produced 62 individual risks which have the capability to influence our company's risk situation. After analysing each of these individual risks in terms of possible loss amount, probability of occurrence and time horizon, nine risks remained which we consider to be particularly significant. As a next step, we identified and evaluated all planned and existing monitoring and controlling measures in order to ensure that no gaps exist in our risk management system. We set up a central controlling centre to co-ordinate all risk management activities and we documented our findings in a risk management manual. In all areas which the project revealed as offering scope or need for improvement, we specified concrete measures and responsibilities, with implementation subject to central monitoring.

The major risks faced by our company can be divided into the following five categories:

Global risks

This refers in particular to the significant risks arising for a reinsurer out of a change in the demand for reinsurance protection. We counteract these risks with material and geographical diversification of the reinsurance portfolio, regular adjustment of our underwriting policy and innovative product development. In addition, corporate strategy is regularly scrutinised by an interdisciplinary team in order to check whether modifications or realignments are necessary. These activities are supported by Group-wide optimisation and quality controlling of the core processes.

Strategic risks

Our worldwide infrastructure currently consists of more than 100 subsidiaries and affiliates with branches and representative offices in 20 countries. We set great store by the efficient steering of these companies. Irrespective of legal structure, we have defined four strategic segments whose special features we accommodate by way of explicit segment strategies. Mandatory, defined underwriting guidelines, a controlling system for our participations and fixed reporting structures ensure that potentially conflicting goals can be promptly recognised and resolved. Processes are subject to continuous optimisation, especially with an eye to cooperation within the Hannover Re Group. In the year under review we initiated a project, one of the aims of which is to improve the international identification code system through greater standardisation of controlling and reporting processes and a common technology base. Here, too, a combination of standard indicators and individual aspects ensures that, on the one hand, comprehensive comparisons are possible while, on the other hand, allowance is made for the specific features of the various strategic segments.

Operating risks

The global exchange of information and data both with our clients and within the Hannover Re Group is increasingly taking place via electronic media, including the Internet. The importance attached to the availability of the systems used and to data-security considerations is therefore constantly growing. Effective virus protection and secure network interfaces are a basic precondition for the efficient utilisation of these media. Hannover Re has traditionally had appropriate contingency plans and security guidelines at its disposal. In view of the rapid pace with which IT requirements are constantly changing, we subjected our systems and IT processes to a security analysis in the year under review and on the basis of our findings we drew up various recommendations for action, some of which have already been implemented.

Underwriting risks

In order to enforce maximum loss limits for natural catastrophes, we drew upon scientific data to define maximum exposures per risk-zone. These limits are subject to constant monitoring. In addition, underwriting guidelines set out in detail which risks may be accepted, to which extent and within which area of responsibility. Statistically recognised models ensure that the pricing process also takes into consideration our specifically defined profit requirements. Retrocession constitutes an important tool for risk limitation and the stabilisation of results. In this regard, we set great store by the credit rating and solvency of our retrocessionaires and we diversify our risk by specifying maximum shares according to the type of business involved. We use both internal and external sources of information to rate and classify retrocessionaires.

Investment risks

In the light of the latent high degree of risk inherent in our core business (reinsurance), risk limitation takes precedence over yield maximisation in our investment policy. Our goal is to generate an optimal profit contribution while adhering to specific maximum risk limits. The reinsurance and investment segments will in future be linked by a scientifically grounded system of Asset Liability Management. Compliance with the investment guidelines adopted by the Executive Board is ensured, inter alia, by the separation of trading and settlement functions and by an efficient investment controlling process with defined reporting and sensitivity analyses. Another of the risks facing an internationally operating reinsurer is the exchange rate risk. We limit this risk by matching liabilities in foreign currencies as closely as possible with assets in the corresponding currencies, thereby equalising exchange gains and losses to the largest possible extent.

Functioning independently of the instruments described above, our Internal Auditing Department conducts routine checks as well as special audits in all corporate areas worldwide. As a general principle, the purview of these audits encompasses the efficiency of structures and workflows, the correct functioning of individual systems, compliance with internal guidelines and legal provisions as well as proper accounting procedures, hence covering all the essential elements of the risk management system.



On the basis of these insights, we do not currently perceive any risks which could jeopardise the continued existence of our company in the short or medium term or which could impair the assets, financial position or net income in a significant or sustained manner.

Our business segments

The following section describes the development of business, subdivided strictly according to our four strategic segments. The corresponding results are also shown in detail in our segment report as part of the annual financial statement.

Gross premium by segment


Program business
20%
Property and
casualty reinsurance
39%
Finiancial
reinsurance
8%
Life and health
reinsurance
33%

Gross premium by region


Germany
18%
Rest of Europe
19%
Asia
3%
North America
48%
Australia
8%
Latin America
1%
Africa
3%



Property and Casualty reinsurance

Ten years ago property and casualty reinsurance accounted for more than 95% of our gross premium income. This figure has since decreased to just 39% (previous year: 61%) in the year under review. Yet in absolute terms this segment has scarcely declined; rather, thanks to our explicit strategy of diversification and due to the higher growth rates recorded by the other segments, its relative significance has fallen. The following remarks explain just how widely developments have varied in the individual markets.

Overall, gross premium income in property and casualty reinsurance decreased by 4%. After allowance is made for exchange-rate movements in the original currency, the decline is significantly greater. Our acceptances in this segment were guided strictly by the profitability of the business relationships, and we therefore systematically reduced our portfolio. The combined ratio rose from 109% to 111%, especially due to the numerous natural catastrophes and other major loss events. From the perspective of the business result, however, property and casualty reinsurance accounts for the bulk of our investment income due to the relatively high reserve ratios. This proved more than sufficient to offset the technical deficit, and on balance the operating result before general expenses totalled EUR 297 million – a satisfactory result despite the deterioration of EUR 102 million.

The extent to which the individual markets contributed to this result varied.

Key figures for property and casualty reinsurance

Figures in EUR million	1999	1998
Gross written premium	2 614	2 734
Net premium earned	2 069	2 038
Technical result	-228	-192
Investment income	526	591
Operating result before general expenses	297	399
Loss ratio	88%	80%
Expense ratio	23%	29%
Combined loss/expense ratio	111%	109%

Germany

The volume of property and casualty insurance in Germany declined again, albeit less markedly than in the previous year.

In industrial property insurance (industrial fire and engineering insurance classes) the market premium contracted by approximately 7% following a decrease of around 8% in the previous year. With a reduction in premium income of roughly 17% (approx. 19% in the previous year), industrial fire and fire loss of profits insurance continues to give the greatest cause for concern. The loss ratio in the primary insurance market was in the order of 106%; this produced a substantially increased technical deficit which could not even be offset by the investment income attributable to this business.

The development of private property insurance was satisfactory overall until shortly before year-end. On 26.12.1999 storm "Lothar" caused insured losses across Germany on a scale of EUR 500 million. Baden-Württemberg was particularly badly hit. The loss ratio in homeowners' insurance consequently shot up by more than 10 percentage points compared to the previous year. The detrimental effect on our results was also substantial.

In motor insurance, which remains the most significant class of business in our reinsurance portfolio, premium erosion continued, albeit on a lesser scale. The overall decrease was 0.8%, following 3.8% in the previous year. Initial tariff increases, which continued during 1999 and into the current year, made an impact here. Yet the balance of – still – declining average premiums, an increasing number of risks and rising claims' expenditure produced a market-wide technical deficit in the order of EUR 2 billion (EUR 1.2 billion in the previous year).

Proportional reinsurance continued to dominate the German reinsurance market and hence our German portfolio. We were therefore unable to divorce ourselves from this negative trend. Nevertheless, we pursued a highly selective underwriting policy and were prepared to accept a reduction in our premium volume. This policy as well as our own reinsurance enabled us to alleviate the negative repercussions.

Our operations in Germany are conducted exclusively by our subsidiary E+S Rück. This boosted its premium income from the German market by 10% to EUR 1.3 billion and showed a profit of EUR 10 million following a balanced result in the previous year.

United Kingdom and Ireland

In the UK insurance market, premium levels in the individual classes of business developed favourably during the year under review, most notably in the fourth quarter of 1999. This was particularly true of motor business.

This effect was enhanced in the reinsurance sector by a shortage of capacity, attributable to the fact that a number of reinsurers had withdrawn from the market. On the whole, therefore, reinsurance terms and conditions were markedly "less poor". Additional factors were the appreciable reduction in the reinsurance capacity made available by Lloyd's of London, leading to capacity shortfalls in certain subclasses, and last but not least a growing demand for solvent reinsurance partners offering long-term reliability. This "flight to quality" enabled us to push through our pricing requirements considerably more often than in the previous year.

We particularly profited from this trend in property business, the relative share of which grew from 35% to 40%. Earnings from our portfolio in the United Kingdom and Ireland were satisfactory overall. Our activities in the UK market are conducted not only via head office in Hannover but also, and most significantly, through our subsidiary, International Insurance Company of Hannover (Inter Hannover). This company operates as an insurer and reinsurer in the property and liability classes, and it also participates through agents in a segment which is comparable with US program business.

France

The insurance industry in France benefited from a revival in the state of the economy as a whole, generating growth of 1% in premium volume after three years of stagnation. The rise in premium income was entirely attributable to personal lines. Industrial business, by contrast, experienced a premium decline of roughly 0.5% despite higher sums insured.

The burden of losses in 1999 had already surpassed that of 1998 when, during the last week of the year, the two winter storms "Lothar" and "Martin" put a surprising end to almost 10 years of calm on the storm front in France. "Lothar" swept across the entire country from Brittany through the Paris region to Alsace without losing any of its intensity, before continuing on its path of destruction through Germany, Switzerland and Austria. This unexpected outcome meant that for many cedants the losses exceeded their – traditionally tightly calculated – reinsurance cover for natural catastrophes. Similarly, "Martin", which followed almost immediately afterwards and whose storm track was further to the south, again surpassed the reinsurance protection held by many insurers. As an additional factor, the two storms caused unusually heavy damage to industrial facilities, thereby further pushing up loss amounts. These events have already generated demand for greater reinsurance protection, while at the same time they served to accelerate the long overdue premium increases in industrial business.

The gross loss inflicted on the French insurance industry by the two storms is put at roughly EUR 4.6 billion, of which reinsurers around the world will carry approximately EUR 3 billion. In view of the constant deterioration in market conditions over recent years we had progressively scaled back our participation in windstorm business: our share was thus substantially lower than our market share in general. Despite this, our French business closed with a deficit in the year under review.

The Netherlands, Belgium and Nordic Countries

In North-western Europe the insurance and reinsurance markets alike were overshadowed by overcapacities and continuing, steadily intensifying competition over prices and conditions. In the primary insurance market, this was particularly true of the dominant sector of industrial property business, as a consequence of which the property classes generated only modest premium growth despite a sharp rise in the number of insured risks and sums insured. "Big is beautiful" was the motto under which Scandinavian companies, in particular, sought to face up to the increased competition through mergers. The spectacular merger of the property and casualty operations of Storebrand, Pohjola and Skandia to form the "if" group is probably just the prelude to further consolidations.

Overall, our gross premium income declined slightly. In addition to the erosion in premiums, the storm "Anatol" in December 1999 placed a strain on technical results in the Scandinavian market – most notably in Denmark – and led to a deficit. Belgium and the Netherlands, on the other hand, closed with positive results.

Italy

In Italy, too, the process of concentration among insurers continued, leaving a steadily decreasing number of companies to serve the market. As is usually the case, this development went hand-in-hand with an increase in retentions, and the market growth of around 7% in the insurance sector therefore failed to positively impact the volume of reinsurance.


LONDON

In the year under review Italy was spared any spectacular catastrophe losses. While this below-average burden of major losses produced favourable technical results, it also served to further exacerbate the already competitive market climate.

The performance of our Italian portfolio reflected the above circumstances: given the prevailing state of the market, we restricted our activities to a limited number of selected target clients. Gross premiums contracted by around 5%, primarily due to the cancellation of busi-ness relationships offering unsatisfactory terms and conditions. However, this move had favourable repercussions on results, and combined with the modest number of major losses, it led to a technical profit.

Central and Eastern Europe

The reforming countries of central and eastern Europe are characterised by consistent economic growth which has gone hand-in-hand with corresponding development in the insurance markets. Virtually all these countries are seeking to join the European Union in the foreseeable future and are undertaking intensive preparations for this step by way of de-monopolisation and privatisation. The growth in the insurance markets is generating increased demand for capital and know-how, which can nevertheless be comfortably satisfied by western Europe and the USA with their available capacities. As a consequence, insurance markets in eastern Europe are already experiencing significant competitive pressure at a relatively early stage. Furthermore, the rapid development of the industry is already giving rise to greater demand for modern, individually tailored reinsurance solutions.

In this region we participate particularly in the reinsurance of natural catastrophe risks. The demand for cover against earthquake risks increased sharply here in the course of the year. Our premium volume grew in step with the markets and produced gratifying results.

North America

Merger activities among insurers have been an ongoing trend in the USA for several years. For our company, however, this led to an enlargement rather than a contraction of our client base. Larger clients are increasingly adopting the "core reinsurer concept" with regard to their reinsurers, in other words they attach importance to the large capacity, excellent know-how and financial strength of a limited number of reinsurance partners. This concept has enabled and indeed continues to enable us to become a highly sought-after partner.

In the year under review legal impediments restricting the activities of financial institutions were eliminated. Banks can and indeed will open up more to insurance products. We see here a potential for new client relationships as well as increased demand for our reinsurance products.

Market conditions in the North American insurance market remained unsatisfactory in all respects in the year under review. Combined loss/expense ratios rose, reserve ratios and the flow of liquidity decreased and shareholders were confronted with sharply lower returns on equity. These factors combined to produce poorer-than-average results in the insurance sector with corresponding repercussions on stock prices. Due to the yield requirements imposed by investors, the pressure on management increased considerably to finally set in motion long overdue portfolio rehabilitation measures, such as raising premium levels and improving cost structures.

The reinsurance industry also suffered under this unfavourable climate; 1999 will probably go down in the statistics as one of the two poorest years in the past decade. Yet this sector failed to exert any pressure for the improve-



ment of terms and conditions. This would have required the withdrawal of capacity from the reinsurance market, a move which failed to occur in North American business to the necessary degree in the year under review.

With the exception of the specialist segments served by our subsidiary, Insurance Corporation of Hannover (ICH), we have consistently scaled back our North American portfolio in recent years due to the inadequate terms and conditions. In the year under review the low point was evidently reached.

Property insurance produced the second-highest loss burden in its history in 1999. Almost 40% of the insured losses worldwide were attributable to North American business. Major loss events were Hurricane Floyd in September (USD 2.5 billion) and the tornadoes in the Midwest in May (USD 1.5 billion). Despite the scale of these losses, the reinsurance market was relatively lightly affected by the aforementioned events because clients had increased their retentions. On the other hand, numerous sizeable industrial losses caused by fires or explosions produced losses for reinsurers which were well above the average.

On balance, property business therefore closed in the red in the year under review. However, it is gratifying to note in this connection that the reinsurance terms and conditions for the treaties written or renewed during the year improved, sometimes to a significant extent. Initial insights from the current year would suggest that this trend is gaining impetus.

Based on the information presently available, the Y2K problem did not impact the liability sector as had been feared. Repercussions are, however, possible in property business: several major clients of the US insurance industry currently intend to file suit against their insurers with a view to securing reimbursement for the loss prevention expenses which they incurred in connection with the transition to the new millennium. It is virtually impossible, however, at the present time to predict the outcome of the anticipated litigation over questions of coverage.

The inadequate level of premium rates in liability business inflicted heavy losses on insurers. Commercial segments such as workers' compensation, truckers' liability and professional indemnity were particularly hard hit. The reinsurance sector was unable to divorce itself from this trend and similarly incurred poorer results.

We were not surprised by this development – in the past we had reduced our volume of business in these segments in particular. In the course of the year, however, an improvement in terms and conditions could already be discerned, which even enabled us to increase our acceptances in certain subsegments. Especially in American liability business, we pursue a markedly anticyclical underwriting policy and it is our hope that disciplined conduct on the part of other market participants will further foster this trend. Profitable growth should then be possible again in the future.

Unlike in European agricultural insurance classes, where the emphasis is more on hail insurance, in the USA a highly specific type of crop insurance (MPCI – Multi Peril Crop Insurance) has been developed over the past ten years against the backdrop of government subsidies. We reinsure these risks exclusively through one of our US subsidiaries, Insurance Corporation of Hannover (ICH). ICH has positioned itself highly successfully and as a member of the Hannover Re Group the company has succeeded in penetrating the select circle of market leaders. It expanded its business volume by an impressive 28% and generated another favourable result through a prudent underwriting policy and coverage approach.

On balance we reduced our acceptances of American property and casualty reinsurance in the year under review due to the inadequate terms and conditions. Results were unsatisfactory and necessitate remedial action to restore business to profitability. We have taken initial steps during the current year and successes can already be discerned.

Latin America

The insurance and reinsurance markets in the more rapidly developing Latin American countries are founded primarily upon property business, whereas the insurance of liability risks accounts as yet for only a very small proportion of the total premium volume. The economic trend and the number of natural catastrophe events are still the two determining factors in these markets and both have proven exceptionally volatile in recent years. US and western European countries continued to concentrate on these growth markets and acquired local companies. Certain markets, such as Brazil, Cuba, Nicaragua and Costa Rica, remain (to date) off-limits to the free market owing to their state-regulated monopolies and partial monopolies.

During the year under review central America as a whole was affected by the so-called La Niña phenomenon, which caused a large number of losses through flood damage. The impact of these events on the international reinsurance industry was, however, slight.

In the Caribbean three hurricanes (Floyd, Lenny and José) produced significant losses, especially on the islands further to the east. Although the scale of the losses was not on a par with those caused by Hurricane Georges in the previous year, 1999 was the second successive year of high losses, resulting in the implementation of marked premium increases. Since we had not expanded our acceptances in 1999, our portfolio was affected only marginally by the aforementioned loss events.

For Venezuela, 1999 was a year overshadowed by numerous problems. At year-end floods and mudslides in and around the immediate vicinity of the capital, Caracas, caused losses with an estimated insured value of more than USD 300 million, of which we carried a share totalling almost USD 2 million. Oil production operations were stepped up in Colombia despite the decline in economic activity, thereby reviving hopes of an upswing in economic growth. Two major events were of significance to the insurance market: the acquisition of the Colombian market leader by a European reinsurance group and the January earthquake. The earthquake caused insured losses in the order of USD 200 million, around 1% of which will be borne by our company.

In the Argentine insurance market, the poor results posted by local insurers led to further consolidation. Foreign companies, in particular, sought to increase their market share by way of acquisitions. The range of products expanded considerably due to the influence of European and US insurers, and in some areas it is now comparable with their standards. In the liability sector an increase in our reinsurance acceptances continued to be hindered by court decisions and virtually unlimited liabilities.

The Brazilian economy is driven by investment activities and also to a lesser extent by exports. It generates 60% of Latin America's overall gross domestic product. At roughly USD 14 billion, the total premium volume of the Brazilian insurance market corresponds to approximately 50% of the entire Latin American insurance market. Contrary to original plans, the long heralded liberalisation of the Brazilian market and the associated privatisation of the state-operated reinsurance monopoly again failed to materialise in the year under review. It will probably be implemented during the current year, and we remain prepared for this moment.

In conclusion, we expanded our reinsurance activities in Latin America very modestly in the year under review, generating good results with this restrained underwriting policy. The high losses of recent years brought about premium increases, but these are not yet adequate in all classes of business. Nevertheless, in association with the present favourable economic prospects there are growing indications that it will again be possible in future to profitably expand our portfolio.

Asia

The overall development of business in Asia was primarily influenced by the natural catastrophes in Japan and Taiwan. In Japan, the ongoing process of deregulation also left significant marks – the intensity of competition increased sharply, new types of coverage were offered and the scope of conditions was extended. The flames of competition were further fanned by the tendency to co-insure risks far less than had previously been the case. We made use of these new freedoms to expand slightly the volume of our business. In September 1999 the islands of Japan were hit by typhoon 18 ("Bart"), the most severe storm since 1991. We accepted such risks only on a selective basis and our participation in these losses was therefore relatively low, allowing us consequently to generate a balanced result.

Market conditions in Taiwan remained virtually unchanged in the year under review. On the one hand, the entry of a number of new market players served to step up the level of competition, on the other hand, the rise in economic activity led to an increase in insured values and hence boosted the market volume. The severe earthquake of 21 September produced heavy insured losses, most notably in a class in which we hardly participated. It was possible to offset to some extent the moderate losses from this business through profits from motor business, which again generated highly satisfactory results.

In China, Hong Kong and Korea we rank among the leading reinsurers. We nevertheless increased our premium volume only slightly, since the fierce competition frequently resulted in terms and conditions which we were not prepared to support. Only in those cases where we were able to make our influence count and where our clients' expectations were in harmony with our own did we expand our portfolio. Premiums therefore grew only marginally. Our business posted a slight deficit, principally due to losses incurred by some of our cedents in Hong Kong as a consequence of acceptances in Taiwan and the earthquake which occurred there.

The economic situation in most ASEAN countries stabilised in the year under review, and the financial crisis appears to have been overcome. The stock markets recovered and exchange rates posted double-digit improvements without exception. This pleasing development had a favourable impact on the insurance markets, as a result of which almost all our clients finally succeeded in recording modest growth following two years of lean premiums.

Thanks to our continuous participation in our target clients' reinsurance programmes, we were able to profit from this trend. However, in view of the fact that many reinsurers are focusing heavily on south-east Asia as a market of the future and are willing in some cases to "invest" heavily in these markets by way of very generous terms and conditions, we are continuing to write business on an extremely selective basis. As an additional step, we expanded our non-proportional portfolio, thereby reducing our dependence on the intensely competitive conditions prevailing in the primary insurance markets.

Assisted by a "normal" loss experience, our branch office in Malaysia – which bears responsibility for the region of south and south-east Asia – generated a good result in the year under review. Most of our acceptances continued to be in property business, which was affected by only one windstorm event in India.

Australia and New Zealand

In April 1999 the Australian insurance market suffered the heaviest loss event in its history. A hailstorm swept through several Sydney suburbs, causing an insured market loss of AUD 1.6 billion. Totalling roughly EUR 15 million gross, our share of this burden was substantially lower than our overall market share. Many insurers reviewed their risk situation in the light of this loss event and increased premiums for property policies. With competition still fierce, however, it was nevertheless impossible to restore premiums to a level truly commensurate with the risks.

This loss aside, the Australian economy was burdened by the introduction of a consumption tax. This tax is also levied on insurers' loss reserves and it placed an additional strain on companies.

Having more than halved our acceptances in Australia in recent years due to the inadequate profit potential, especially under proportional treaties, we expanded our business volume slightly in the year under review. Some competitors withdrew from the market on account of their results. Despite the aforementioned strains on the market, we succeeded in showing an improved result. Nevertheless, our technical results remained negative and can at most be regarded as satisfactory if the apportionable investment income is also taken into account.

Africa

As in the previous year, the insurance markets of southern Africa remained under the pressure of international competition in 1999, causing a further softening of conditions. This was especially true of South Africa, the continent's largest market.

We therefore expanded our acceptances in this market to only a modest extent. The technical results were the consequence of an overall unsatisfactory premium level and the unusually sharp rise in losses. These were attributable less to major loss events and natural catastrophes than to the high frequency of medium-sized and minor losses in the fire and motor classes of insurance.

Through the liberalisation of the insurance regulatory framework under local insurance law, the South African government enabled us to bundle our business activities in South Africa. During the year under review, we therefore transferred the reinsurance business from English-speaking southern Africa previously written by head office in Hannover to the Hollandia Reinsurance Group. At the same time, we raised our existing 52% capital interest in this company to almost 70%. In addition, with effect from 1 January

2000 we renamed the Hollandia Reinsurance Group, which now trades as Hannover Reinsurance Group Africa (Pty) Ltd. The Group's members Hollandia Reinsurance, Hollandia Reassurance Accident & Health and Coral Reinsurance Mauritius were renamed accordingly. Our service company, Hannover Services (Pty) Ltd., Johannesburg, was sold as at 31 March 2000.

By concentrating all our activities in English-speaking Africa on a local operation, we enjoy a superb strategic position in this region. The orientation of Hannover Re Group Africa (Pty) Ltd. is in line with the structure which we have assigned to our strategic segments worldwide, and it bears exclusive responsibility within its region.

The Arab markets in northern Africa were largely characterised by steady growth, most notably in proportional property reinsurance. Extensive efforts were made to privatise and open up the insurance markets in Algeria, Libya and Mauritania. In the year under review, however, this did not lead to any new business relationships.

Our portfolio grew in step with the markets by a comfortable double-digit margin and generated – in part owing to the absence of major losses – a gratifyingly favourable profit contribution.

Life and Health reinsurance

Significant expansion has been very much the hallmark of our technical result in life and health reinsurance in recent years. In this segment we have specialised in treaties with a prefinancing component; this produces high losses in the first year under German accounting rules since the full extent of the financing expenditure has to be shown.

Key figures for life and health reinsurance

	1999	1998
Gross written premium	2 220	1 403
Net premium earned	1 485	1 159
Technical result	46	23
Operating result before general expenses	46	23

Under US GAAP, however, allowance is made for the investment-orientated nature of this expenditure by capitalising the pre-financed acquisition costs and writing them off over the period of the treaties. On this basis of calculation, the operating result before general expenses was exactly doubled to reach EUR 46 million.

Gross written premiums rose by 58% in 1999 to EUR 2,220 million and thus accounted for 33% of our total premium income – following 31% in the previous year. This means that within the past ten years, our portfolio has grown more than forty times over. Whereas in the two previous years we achieved additional growth through the integration of the portfolios acquired from Skandia International in Sweden, France and the United Kingdom, in the year under review the expansion of our business volume was wholly organic. The business development comfortably


hannover life re

surpassed our expectations, with special growth impetus deriving from the US, Australian, German and Asian markets. An extraordinary boost of approximately EUR 200 million was attributable to a one-off transaction with a major Australian life insurer.

In the year under review we pooled all our activities in life and health reinsurance under uniform management, establishing the global brand "Hannover Life Re" specially for this purpose. As at the end of 1999 a total of around 250 staff were working for Hannover Life Re (including business administrators, mathematicians, medical experts, underwriters and IT specialists), with more than 80% of them employed at locations outside Germany.

In addition to its head office in Hannover, the Hannover Life Re division currently encompasses a network of seven reinsurance companies, which in the framework of our strategic orientation carry exclusive responsibility within their regions or sub-segments:

- E+S Rückversicherungs-AG, Hannover, for the German market;
- Hannover Life Reassurance Company of America, Orlando/Florida, USA, for the United States;
- Hannover Life Re of Australasia Ltd, Sydney, for Australia and New Zealand;
- Hannover Life Reassurance Africa Ltd., Johannesburg, for the markets of southern Africa;
- Hannover Life Reassurance (UK), Ltd., Virginia Water (UK), for part of the British (incl. Lloyd's) and Irish markets;
- Hannover Re Sweden Insurance Company Ltd., Stockholm, for Scandinavian and eastern European countries;
- Hannover Life Reassurance (Ireland) Ltd., Dublin, for international financing transactions (especially in connection with block assumption transactions);
- Hannover Life Re, Hannover, with branches and representative offices in 10 countries, for all other regions and markets

The following changes in the worldwide presence of Hannover Life Re were particularly noteworthy in the year under review:

- At the end of 1999 the local supervisory authorities in Hong Kong and Malaysia granted licences to operate branch offices for our life business. This will considerably strengthen our position in the Asian growth markets. With effect from 1 January 2000 we transferred the bulk of the reinsurance business hitherto written in these markets to our new branch offices.

- In November 1999 we also received a licence for the life reinsurance company Hannover Life Reassurance (Ireland) Ltd. from the Irish supervisory authority. Equipped with fully paid-in capital stock of EUR 75 million, the company has now commenced business operations.

Hannover Life Re's international strategy pursues the consistent, long-term vision of positioning itself in our selected target markets as a leading reinsurer for financing transactions and as a product partner for the development of innovative coverages. In this regard, business is usually written directly, i.e. we seldom call on the services of intermediaries.

In our role as a product partner we concentrate on innovative concepts from the areas of unit-linked life insurance, immediate annuity products and coverage concepts for older customer groups. As a financing reinsurer, we attach special importance to reinsurance transactions with a financing volume of up to EUR 25 million in individual cases for:

- the pre-financing of acquisition costs in the case of ordinary life and annuity policies with regular premiums,
- the assumption of reserving expenses in the case of annuity policies with one-off premiums or
- the liquidity-affecting transfer of future earnings from in-force business under life, personal accident or health insurance portfolios.

Geographical breakdown of life and health reinsurance as % of gross premium income


Italy 3%
Other 6%
France 6%
South Africa 3%
Australia/ New Zealand 22%
Germany 6%
United Kingdom 7%
USA 47%

As in previous years, the net embedded value – in other words, the value of future earnings from returns on pre-financing arrangements, disregarding future new business – was calculated for the portfolios of each of the operational risk-carriers of Hannover Life Re. The goal was to obtain a realistic valuation of our portfolio on a consistent worldwide basis. In this context, we accept that the calculated embedded values are subject to considerable volatility over time due to the influence of the interest rate level (with direct implications for the discount interest) and exchange rates. As an example, the major currencies for our business (US dollar, pound sterling, Australian dollar) alone positively influenced the net embedded value by EUR 33 million. Internationally renowned firms of actuaries have checked the calculated values and confirmed their correctness. The net embedded values of the Hannover Life Re companies are shown in the following table for both 1998 and 1999.

Development of net embedded values

Figures in EUR million	1999	1998
Hannover Re	329	274
Hannover Life Re America	95	51
E+S Rück	74	72
Hannover Life Re Australasia	61	37
Hannover Life Re Africa	7	6
Hannover Life Re UK	43	28
Total	609	468
Of which already capitalised as acquisition costs	351	298
Of which already capitalised as present value of future earnings	23	25
Non-capitalised portfolio value	235	145
Growth in the non-capitalised portfolio value	90	

The loss experience again varied widely according to risk category in the year under review. A continuing highly favourable loss experience in life business and under dread disease covers contrasted with the unsatisfactory performance of US health business in certain sub-segments. The disability risk, which particularly affects our Australian disability annuity portfolio, showed considerable improvement in the year under review and returned to the profit zone after two years of deficit.

Due to the fact that in the USA, in particular, we wrote risk-oriented health reinsurance business only on a very limited scale, we were scarcely involved in the problems surrounding US workers' compensation business, which inflicted heavy losses on numerous competitors.

Block Assumption Transactions (BATs) in life, annuity and health business continue to be a special feature of our Group's product policy, and we are able to use this tool in a broad range of financial scenarios. These arrangements release our clients' tied-up capital and enable them to pursue key financial policy objectives with regard to the management of their balance sheet and income statement. In the course of the year under review we again concluded several major transactions of this type in the USA, Luxembourg and Australia. We have thus designed and implemented almost 50 of these transactions with our clients since 1994. The average transaction expenses were in the order of EUR 4.0 million, and we have therefore invested a total of roughly EUR 200 million in this product line since 1994 – with the year under review accounting for as much as EUR 51 million.

Breakdown of life and health reinsurance into classes of business


Personal accident
4%
Life
55%
Health
35%
Annuity
6%

Hannover Life Re's overall international client base is relatively concentrated – 90% of the premium income was generated by the 80 most significant clients and major relationships in the year under review. This focus enables us to operate on a highly efficient business basis, and we generally achieve long-term partnerships with our clients which go well beyond the norm in the reinsurance sector. We stand by our view that stable client relationships structured to both parties' mutual benefit constitute a uniquely valuable asset in our operations. In a growing number of cases we are the exclusive reinsurer, or with a share of more than 50% in a reinsurance transaction we enjoy the role of preferred reinsurance partner.



In order to better serve the Asian growth markets, especially China, Thailand and Malaysia, we assembled a high-quality group of senior consultants from the USA and Canada in 1998. Currently comprising twelve members, this team undertook various specific consulting assignments in China and Thailand and performed consulting tasks in the areas of product development, IT systems support and distribution strategies as well as activities of a more general nature in the year under review. The group is led by our consulting company Hannover Life Re Consultants, Inc., which is based in Orlando (USA).

In 1998 we began – as a worldwide pioneer – to transfer acquisition costs pre-financed for our clients to the international capital markets with a view to securing partial refinancing to relieve these new business strains. We successfully pressed ahead with this policy in the year under review, setting up two further transactions designated "L3" and "L4" which we successfully placed in the capital market.

For the next three years we thus have at our disposal an additional amount of EUR 150 million, which we shall use above all to cost-efficiently refinance the booming area of unit-linked individual life business in Europe.

Financial reinsurance

Given the currently strained state of the market, fewer and fewer companies can afford to spread their risks on the underwriting side within a single year; instead, they are obliged to make more long-term calculations. It is precisely here that the advantage of financial reinsurance lies – we offer solutions which stabilise our clients' results in both the short and the long term. A particularly high potential for this business exists in the US market. While not dependent upon financial reinsurance solutions, many clients here are better able to achieve their profit targets with the aid of a reliable partner. Accounting for roughly two-thirds of our total premium volume in this segment, the USA will thus clearly continue to be our main market in the years to come.

In financial reinsurance we offer our clients individually structured covers which are designed to stabilise their earnings and protect their balance sheet. Although self-financing aspects form the major element of such transactions, some also contain a degree of risk transfer – although this can vary widely according to each individual case.

The overcapacity within the traditional property and casualty reinsurance markets – frequently at conditions guided more by a desire for increased market shares than by sound underwriting considerations – has reduced the demand for transactions geared to the self-financing of (re-)insurance risks. A further factor is that financial reinsurance solutions are now available from almost all major reinsurers as well as specialised providers, some of whom entered the market only very recently.

We direct our activities in the financial reinsurance segment from the International Financial Services Centre in Dublin. Business is written by the two Irish subsidiaries of the Hannover Re Group, Hannover Re (Ireland) and E+S Re (Ireland). These highly capitalised companies enjoy – within the scope of the rating awarded to the Group as a whole – a rating of A+ ("Superior") from A.M. Best.

Key figures for financial reinsurance

Figures in EUR million	1999	1998
Gross written premium	509	368
Net premium earned	462	351
Technical result	-37	-37
Investment income	75	79
Operating result before general expenses	38	42
Loss ratio	62%	97%
Expense ratio	46%	13%
Combined loss/expense ratio	108%	110%

Despite the intensely competitive climate, our portfolio of financial reinsurance again recorded highly successful growth in the year under review. The decisive factors here were our ability to design and quickly implement bespoke reinsurance structures as well as our capacity, which is large enough for us to assume transactions of virtually any size.

Gross premium income in financial reinsurance increased by an impressive 38% to EUR 509 million in the year under review. In addition to the depreciation of the Euro against the US dollar, this growth derived principally from new treaties with selected US clients. The volume of some of our treaties increases dynamically in the event of exceptional loss expenditure. Consequently, the major losses of the year under review served to generate additional growth.

On the other hand, the limitation of the underwriting risk in our treaties meant that such losses scarcely impacted our technical result. In almost all instances the burden of losses remained between the envisaged upper and lower limits. Only in the German market did the poor results in motor insurance also detrimentally impact our result. Overall, though, financial reinsurance again generated a highly gratifying profit contribution. Given the fact that financial reinsurance treaties frequently contain interest components, it hardly makes sense to consider the technical result in isolation. In accordance with standard market practice, we therefore include investment income in our analysis of the performance of this segment. Although our operating result before general expenses declined slightly to EUR 38 million, it was again highly satisfactory. The expense ratio climbed sharply in the year under review due to the cancellation of existing treaties.

We anticipate a sustained growth rate of 15 - 20% in financial reinsurance. However, since this growth is always dependent on a relatively small number of large-volume treaties, the possibility of pronounced fluctuations can never be ruled out. In our assessment, conditions in property and casualty reinsurance are still unsatisfactory, and we shall therefore accept underwriting risks as part of our treaties only to a very limited extent. Whilst this strategy may cause us to forfeit certain growth opportunities, it ensures the lasting stability of our profit flows.

Program business

The Hannover Re Group acquired all the shares of Clarendon Insurance Group, New York, with effect from 1 January 1999. Clarendon is a market leader in US program business. Whilst this speciality of the US market technically constitutes primary insurance, this acquisition in no way signifies our entry into the insurance sector. Program business is written in very close cooperation with highly specialised managing general agents and reinsurers. In many respects it reflects the principles and practices of reinsurance, and for this reason it constitutes a strategic segment in its own right within our Group. The trend towards specialisation in particular market segments is not restricted to the USA. It is our assumption, therefore, that in the future Clarendon will not be the sole contributor to the program business segment worldwide, but will be joined by other operational risk-carriers.

Under the business model for program insurance a "managing general agent" (MGA) specialises in clearly defined, homogeneous risk segments which most standard insurers tend to avoid. The MGA develops an insurance product which caters precisely to the needs of this risk group. He handles marketing, product design and sales, takes responsibility for underwriting, policy issue and premium collection and provides the entire spectrum of customer service up to and including claims adjustment.

As a program insurer, Clarendon itself assumes only a small part of the underwriting risk while also – in cooperation with the MGA – handling placement of the reinsurance. Clarendon receives a fee for the risk transfer service which it provides between the MGA and the reinsurer, and these fees constitute its main source of income. Within

Key figures for program business

Figures in EUR million	1999
Gross written premium	1 364
Net premium earned	163
Technical result	42
Investment income	10
Operating result before general expenses	52
Loss ratio	79%
Expense ratio	-4%
Combined loss/expense ratio	75%



the limits permitted by supervisory regulations, the underwriting risk is assumed by renowned international reinsurers who are normally integrated into the entire process – especially as regards the pricing and terms and conditions of the insurance products – from the very outset. With a network comprising several subsidiaries, Clarendon is licensed to operate in all American states and can thus offer its services to MGAs throughout the USA. By way of regular audits it monitors the development of the assumed risks, compliance with the agreed underwriting guidelines, proper claims adjustment and prompt settlement.

Clarendon has concentrated on programs in the non-life classes and it generates roughly two-thirds of its gross premium income from motor, private homeowners', workers' compensation, personal accident and health insurance. The focus on niche segments in the market means that this business involves unusual risks, such as difficult-to-place windstorm risks in Florida and earthquake risks in California as well as problematic motor insurance risks.

Gross premium income rose to EUR 1.4 billion; this was in no small measure due to the integration into the Hannover Re Group and the resulting improved credit rating. In accordance with the business model explained above, 89% of gross premium was passed on to reinsurers. Net premium consequently amounted to just EUR 163 million. Clarendon's own reinsurance cessions rose substantially, giving rise to increased fee income of EUR 77 million. Due to the reduced retention the investment portfolio also contracted, leading to a decline in investment income. The loss reserves had been sid-erably boosted in the previous year as part of the takeover by Hannover Re. Owing to the elim-ination of this exceptional factor and the increase in commission income, the technical result improved markedly and a highly satisfactory combined ratio of 75% was achieved. Consequently, even in Clarendon's initial year of consolidation, the operating result of EUR 52 million before total cost allocation made a very favourable contribution to the Group's performance.

Investments

The stock markets enjoyed another year of above-average price gains in 1999. Share prices climbed at year-end to new record highs across Europe and in the USA. The rally, which only began in October in Europe, rewarded investors with double-digit price gains. Investors' concerns about high interest rates were dispelled thanks to the central banks, which due to an extremely generous liquidity position kept the markets well-supplied with capital. The funds channelled into equity investments by private investors created a further inflow of liquidity. The good performance of the "New Market" was in no small measure the product of this development.

Rating of fixed-income securities


BBB
2.8%
< BBB
2.0%
A
14.1%
AA
15.3%
AAA
65.8%

The Euroland index – the Euro Stoxx 50 – closed the year at 4,904 points, an increase of 47%. The Dax, which for a long time lagged behind developments on the other European markets, also ended the year at a new record high of 6,958 points. This represented a price gain of 39% compared to the previous year. In the USA the Dow Jones Index performed superbly to close up 26%. 1999 was thus the fourth consecutive year with market profits (18% in 1998, 23% in 1997, 26% in 1996).

A veritable "gold-digger" climate prevailed among "dot.com" stocks. A flood of new issues washed across the market, turning young start-up entrepreneurs into millionaires almost overnight. Investors, too, profited handsomely from these young companies. The anticipated high growth rates made this type of investment especially attractive for investors.

We too benefited from this development on the stock markets. Following the launch of the Euro in January, we took the opportunity offered by the market situation to switch parts of our equity portfolio to European countries outside Germany. Through new investments in technology stocks, this re-grouping generated a markedly above average investment performance.

Investments in the bond markets experienced a difficult year in 1999. It began with the launch of the Euro and ended – following an all-time yield low of 3.63% for 10-year European government bonds – with steadily rising interest rates. In December 1999 10-year German federal government bonds were priced at 5.33% – a plus of 170 basis points in the space of just 11 months. The downward trend in interest rates which had persisted for several years thus turned the corner in 1999.

This movement was accompanied by a change in central bank policy. The first official act of the new European Central Bank (ECB) was to cut the main refinancing rate by 0.5% to 2.5% – a step which was decidedly controversial. Subsequently, however, the brightening economic climate in Europe, the decline of the Euro against the US dollar and the steady increase in commodity prices served to push up interest rates on the bond market. The flight of capital from the bond markets was exacerbated by the sustained boom in the US economy, which also caused the stock markets to soar. After the US Federal Reserve Board (otherwise known as the "Fed") had reacted to the strong pace of economic growth by increasing its base rates from June onwards in three increments of 0.25% to 5.5%, thereby also officially initiating the trend reversal in interest rate policy, the ECB found itself compelled in November to reverse its April rate cut. Calm then returned to the currency front, which temporarily eased the strain somewhat on the bond markets, too. Our investments in the bond markets were concentrated in the short and intermediate maturity areas, and the price losses resulting from the yield increase were therefore relatively modest.



The situation on the foreign exchange markets last year was also heavily influenced by the launch of the Euro on 1 January 1999. In the first year of its existence the Euro experienced in some cases sharp falls against its most significant partner currencies. In the course of the year it declined 14% in value against the US dollar. Since we hold most of our investments in foreign currencies, the devaluation of the Euro – our balance sheet currency – had positive repercussions on the reporting of income collected in the original currency.

Due to the further expansion of our reinsurance business and against the backdrop of the declining Euro exchange rate, most notably against the US dollar, our total investment portfolio showed another sharp increase compared to the previous year. As at year-end 1999 our total investments amounted to EUR 9.9 billion, a figure which corresponds to growth of 14.7%. However, this growth also reflects other opposing factors. In view of the fact that under US GAAP the fixed-income and equity securities available for sale are assessed at fair value, the worldwide rise in interest rates produced a marked decline in unrealised price gains in our bond portfolio. These were at least partially offset by the soaring stock markets and the associated rise in the fair value of our equity portfolio. Overall, though, the unrealised price gains in our total equity portfolio decreased by EUR 197 million to EUR 118 million due to the rise in interest rates and realisation of profits on disposals. The initial consolidation of Clarendon Insurance Group, on the other hand, contributed around 3.7 percentage points – or in absolute terms EUR 317 million – to the growth in the investment portfolio.

Breakdown of investments by currency


EUR
43.0%
CAD
1.6%
JPY
0.6%
GBP
6.6%
ZAR
1.5%
AUD
4.5%
USD
39.0%
Other
3.2%

There were no significant changes in the structure of our investment portfolio in the year under review. The focus continued to be on fixed-income securities, which accounted for 66.6% (previous year: 69.7%) of total investments. At the beginning of 1999 we slightly shortened the maturity pattern of the portfolio. As in previous years, we set great store by the high quality of our fixed-income securities and therefore invest a large proportion of our holdings in bonds with the highest AAA rating.

Share trading in the year under review was for the most part again in the large, liquid "blue chip" stocks of the American, European and British exchanges. We hold modest equity positions in Australian and South African stocks through our subsidiaries. With a market value of almost EUR 1.4 billion, the total share portfolio is now equivalent in value to our stockholders' equity shown under US GAAP. In addition to the major liquid equity positions, in recent years we have also built up a portfolio of private equity investments which is reported in the balance sheet under the item "Other invested assets". The very favourable mood on the stock markets enabled us to generate another above-average result in 1999 for this investment class.

We continue to hold appropriate funds in short-term investments in order to guarantee prompt settlement of our clients' payment requests even in the case of major loss events.

Ordinary investment income increased in the year under review by just under 5% to EUR 624.9 million. The growth in the investment portfolio and the fall of the Euro impacted favourably here, although this effect was to some extent offset by the continued low interest rates around the world. As a result, securities due for redemption could only be reinvested in instruments offering lower yields. We again exploited the strong performance of the stock markets and benefited from profit-taking on a large scale. With realised profits on disposals of altogether EUR 286.4 million, we followed on from the high level of the previous year. Together with the change in the value of our portfolio of private equity shares, which is included under the item "Unrealised gains and losses on investments" in the statement of income, the total investment income including administrative expenses amounted to EUR 828.2 million, a figure slightly in excess of the previous year's record value (EUR 814.7 million).

In order to strengthen our equity base we took out a long-term, subordinated loan of USD 400 million through our subsidiary Hannover Finance Inc. in the USA. This takes the form of so-called "hybrid capital", a term which means that the subordinated loan also has equity character. On the basis of the excellent credit rating of our company, the loan was placed highly successfully at an interest rate of 6.8%, thereby causing interest expenditure substantially lower than the comparable cost of equity.

Human Resources

The increasing internationalisation of the Hannover Re Group was again the hallmark of our personnel management in the year under review. Primarily due to the acquisition of Clarendon Insurance Group, New York, the number of employees rose from 1,081 in the previous year to 1,518 in 1999. As a result, for the first time more staff are working abroad for the Group than at head office in Hannover.

Against this general backdrop, we decided to realign our worldwide activities. We are analysing all our structures and processes with a view to more efficiently exploiting our productive and synergistic potential. With this goal in mind, we launched a project entitled "Hannover Re Global" aimed at creating a new system for steering the Group which gives due consideration to our subsidiaries, branch offices and representative offices. We have developed innovative solutions which incorporate organisation, controlling, information technology and human resources into the steering mechanisms of the Group as a whole. Corresponding pilot projects aimed at implementation have already been initiated during the current year at our offices in Milan and Stockholm.

At workshops attended by officers from virtually all our global operations, we devised concepts for efficient international cooperation and drew up binding principles for a Group-wide Human Resources policy. It was particularly important in this context to take into account the special features of the various national cultures. As part of this concept, our staff are being given greater opportunities to gather experience abroad as well as in their home country. We are systematically encouraging employees to spend periods abroad – for the most part on a temporary basis – at our operations in different countries and on various continents.

By stepping up our presence at career events organised for universities and by intensifying contacts with the individual department chairs, we are regularly able to recruit highly motivated graduates to our company. In order to ensure that we always live up to our claim to offer clients the best possible service, we offer our employees a broad range of training opportunities. With the aid of our personnel development programmes, we make certain that our staff are well-equipped to handle their complex tasks.

In the year under review we again promoted flexible work organisation. 18% of our staff in Hannover are employed on the basis of part-time working arrangements. This enables our employees to better harmonise their family needs and career goals, while our company retains their valuable experience and expertise.

Again as part of a company-wide project, we enhanced the flow of our business processes in order to improve still further the efficiency of our personnel management. The central component of this optimisation was the implementation of the integrative Human Resources management software SAP R/3 HR. With the aid of this tool we can provide management with quicker and more detailed information and decision-making bases. This multi-lingual information system will also assist us in our international activities.

We would like to take this opportunity to thank our members of staff for their commitment and personal dedication. The success of the Hannover Re Group was again in very large measure attributable to their efforts. We would also like to express our appreciation to the workers council and the senior management committee for their constructive and trusting cooperation.

Outlook

The favourable global economic trend is expected to be maintained in the current financial year. The dynamic growth witnessed in the USA to date will probably begin to slow down, in part because of the more restrictive monetary policy. Key growth indicators for Japan are expected to be marginally positive again in 2000, although it is still too early to forecast a sustained breakthrough. Western Europe will slightly boost its upward trend and close the gap on the USA. Developing countries are again expected to generate better-than-average growth, with the rates of increase tending to be somewhat weaker in Asia while gaining in impetus in Latin America. Despite a modest improvement in the economic indicators, the outlook for Russia remains unfavourable. The economic upswing of last summer gathered speed at a relatively late stage in Germany. It appears to be continuing, and will probably even accelerate thanks to the extremely favourable state of the export market. Given the low inflation figures, monetary policy in Germany will remain expansionary despite a slight rise in interest rates.

Based on the insights which we gained from the last major renewal season (year-end), the expectations for our various business segments in the current year again differ very widely. In property and casualty reinsurance the worldwide downtrend in treaty terms and conditions has been halted. In some markets - not only those which suffered heavy losses in the previous year – it has been possible to obtain improved terms and conditions, sometimes to a satisfying extent. Yet overcapacity persists in the market, hence keeping up the high level of competitive pressure. Doubtless driven ultimately by a striving for market shares, the portfolio rehabilitation measures that had been announced, most notably by the market leaders, were sometimes implemented on a very half-hearted basis. Consequently, premium adjustments frequently fell short of the level which would have facilitated profitable growth. Favourable indications emerged from the London Market, the USA and Latin America as well as – to a limited extent – Germany. The treaty renewals in the rest of continental Europe were, if anything, disappointing. The devastating winter storms "Lothar" and "Martin" occurred at a time when most of the treaty conditions had already been fixed. However, these events will definitely favourably influence treaty negotiations during the current year as well as the next renewal season, especially in France. Another indicator, which normally heralds a "hardening" of the property and casualty reinsurance markets, is now becoming increasingly evident – a capacity shortage in the retrocession markets, in other words the possibilities for reinsurers themselves to obtain reinsurance.

In the light of this general environment, we anticipate only moderate overall growth in property and casualty reinsurance. Assuming a normal "loss experience" and hence a reduction in the previous year's burden of major losses, the combined ratio in this segment should decrease considerably and thus enable us again to post satisfactory results for the underwriting year. As at the date of compilation of this report, the current year has fortunately been spared major catastrophe losses, and our assumption that the loss burden will normalise therefore appears to be justified.

Due to the way in which we transact life and health reinsurance, this segment depends little on the renewal of existing treaties. Rather, portfolio growth is contingent on the conclusion of new transactions in which we are not infrequently the sole reinsurer. Although competition has intensified in life and health reinsurance too, the development of conditions is scarcely cyclical. As defined in our strategy, we concentrate on reinsurance treaties with a financing component in a limited number of geographical regions. In the long term we believe sustained growth of 15 – 20% is attainable. Growth on this scale also appears realistic for the current year. We shall continue to make extensive use of our securitisation instruments in order to offset the resulting anticipated pre-financing strains. In this way we ensure that we can generate stable, increasing profits on a long-term basis.

Our portfolio of financial reinsurance is based on a comparatively small number of large-volume treaties, some of which are also – in accordance with the original intention – of a one-off nature. Consequently, the development of gross premium income is substantially more volatile here than in the other segments. Since the basic conditions in which the international insurance industry operates are continually changing, fresh opportunities are constantly arising – which we exploit using a client-specific approach. In the current year, too, we have already concluded new treaties. We therefore expect to generate further disproportionately large growth in our portfolio of financial reinsurance and anticipate stable profits.

"Year 2" after the acquisition of Clarendon will be used to expand business relationships even more vigorously. Especially due to the ensuing marked improvement in its credit rating, Clarendon is now well on course to position itself as the clear market leader in program business in the USA. We anticipate a double-digit expansion of premium income and corresponding profit increases. What is more, we are striving to export the principles of program business to other markets, most notably the partnership-based cooperation with specialised managing general agents. The principal target markets here are Canada, Brazil, the United Kingdom and South Africa, where this business model already exists, as well as Australia and continental Europe. In the initial years, however, this will not lead to any significant increase in premium income.

On the basis of these expectations, we anticipate another double-digit increase in our gross premium income.

Forecasts regarding investment income are by their very nature difficult to make. Given the overall development of the global economy described above, dramatic interest rate rises and sharp stock market corrections are unlikely. Under such a "normal" scenario, we expect higher ordinary investment income and a normalised level of realised price gains on the basis of an increased investment portfolio.

Proposal for the distribution of profits

We intend to propose to the Annual General Meeting that the net income should be distributed as follows:

	EUR
Payment of a dividend of EUR 2.05 on each currently participating no-par value bearer share	34 292 840.75
Payment of a dividend of EUR 1.28 on each no-par value registered share that has been partially paid up to the extent of 62.5%, and of EUR 1.20 on each no-par value registered share that has partially paid up to the extent of 58.3%	16 000 000.00
Profit carried forward	7 159.25
	50 300 000.00





CONSOLIDATED BALANCE SHEET *as at 31 December 1999*

Assets Figures in EUR thousand	1999	1998
Fixed-income securities – held to maturity	258 414	267 928
Fixed-income securities – available for sale	6 307 706	5 721 865
Equity securities – available for sale	1 382 151	1 011 674
Real estate	223 735	214 414
Other invested assets	537 223	344 044
Short-term investments	708 592	781 251
Total investments without cash	9 417 821	8 341 176
Cash	437 266	251 073
Total investments and cash	9 855 087	8 592 249
Prepaid reinsurance premiums	686 185	98 790
Reinsurance recoverables on benefit reserve	240 720	233 644
Reinsurance recoverables on unpaid claims	2 896 441	1 060 336
Deferred acquisition costs	480 567	415 307
Accounts receivables	1 585 521	1 061 121
Funds held by ceding companies	2 955 629	2 417 695
Contract deposits	37 907	7 908
Goodwill	265 555	57 900
Other assets	225 110	229 528
Accrued interest and rent	126 094	119 932
	19 354 816	14 294 410

Please refer to the notes in the annex

Liabilities

Figures in EUR thousand				1999	1998
Loss and loss adjustment expense reserve				10 776 704	7 583 531
Policy benefits for life and health contracts				2 279 870	1 814 330
Unearned premium reserve				1 369 731	599 510
Provision for contingent commission				99 754	155 045
Other technical provisions				296	–
Reinsurance payable				570 536	732 445
Funds held under reinsurance treaties				719 511	455 719
Minorities				294 800	217 931
Other liabilities				340 217	243 308
Taxes				168 065	80 680
Provision for deferred taxes				985 033	1 171 953
Notes payable				396 972	–
Surplus debenture				117 597	117 597
Total liabilities				18 119 086	13 172 049
Stockholders' equity					
Common stock				62 711	62 711
Nominal value	75 493	Authorised capital	20 767		
Outstanding capital	*12 782*	*Of which called up in 2000:*	*12 782*		
Additional paid-in capital				201 794	201 794
Cumulative comprehensive income					
Unrealized appreciation/depreciation of investments, net of deferred taxes				48 733	151 555
Cumulative foreign currency translation adjustment, net of deferred taxes				19 137	-23 059
Other changes in cumulative comprehensive income				2 955	-946
Total comprehensive income				70 825	127 550
Treasury stock				-230	-272
Retained earnings					
Beginning of period				730 578	617 228
Net income				201 559	171 448
Dividends paid				-50 360	-42 127
Other changes				18 853	-15 971
				900 630	730 578
Total stockholders' equity				1 235 730	1 122 361
				19 354 816	14 294 410

Please refer to the notes in the annex

CONSOLIDATED STATEMENT OF INCOME *for the 1999 financial year*

Figures in EUR thousand	1999	1998
Gross written premiums	6 706 322	4 504 582
Ceded written premiums	2 551 553	885 451
Change in gross unearned premiums	-95 248	-107 511
Change in ceded unearned premiums	120 427	37 075
Net premiums earned	4 179 948	3 548 695
Ordinary investment income	624 943	596 594
Realized gains on investments	286 436	295 321
Realized losses on investments	69 121	25 332
Unrealized gains and losses on investments	35 483	-8 393
Investment expenses	49 588	43 523
Net investment income	828 153	814 667
Other technical income	9 255	10 967
Total revenues	5 017 356	4 374 329
Claims and claims expenses	2 972 609	2 626 215
Change in policy benefits for life and health contracts	496 124	255 235
Commission and brokerage	884 757	882 516
Other acquisition costs	17 948	26 944
Other technical expenses	66 387	4 827
Administrative expenses	146 109	114 344
Total technical expenses	4 583 934	3 910 081
Profit or loss on ordinary activities	433 422	464 248
Amortization of goodwill	10 072	6 176
Taxes	80267	241 562
Minority interest	-48 108	-13 598
Other income/expenses	-93 416	-31 464
Net income	201 559	171 448

Please refer to the notes in the annex

Figures in EUR thousand	1999	1998
Other comprehensive income		
Net unrealised appreciation/depreciation of investments	-102 822	-25 624
Cumulative foreign currency conversion adjustments	42 196	-41 554
Other comprehensive income	3 901	-477
Net comprehensive income	144 834	103 793

Earnings per share		
Earnings per share in EUR	8.22	6.99
Diluted earnings per share in EUR	6.86	5.83
Average number of issued shares	24 530 215	24 530 215
Average number of fully-paid shares	29 367 071	29 405 631

Please refer to the notes in the annex

CASH FLOW STATEMENT *for the 1999 financial year*

Figures in EUR thousand	1999
I. Cash flows from operating activities	
Consolidated net income (after tax)	201 559
Appreciation/depreciation	-1 441
Net realized gains and losses on investments	-217 315
Amortization of investments	-24 930
Changes in funds held	-34 732
Changes in prepaid reinsurance premiums (net)	139 249
Changes in tax assets/provisions for taxes	-76 083
Changes in benefit reserves (net)	323 944
Changes in claims reserves (net)	1 073 071
Changes in deferred acquisition costs	-48 007
Changes in other technical provisions	-65 762
Changes in other assets and liabilities (net)	-587 379
Cash flows from operating activities	682 174
Income taxes paid (-) / refunded (+)	-97 116
Interest paid	-24 827
II. Cash flows from investing activities	
Fixed income securities – held to maturity	
Maturities	7 160
Purchases	-986
Fixed income securities – available for sale	
Maturities, sales	2 552 561
Purchases	-2 760 916
Equity securities – available for sale	
Sales	349 635
Purchases	-404 796
Other invested assets	
Sales	95 760
Purchases	-88 719
Affiliated companies and participating interests	
Sales	488
Acquisitions	-65 125
Change in goodwill	-195 785
Real estate	
Sales	12 209
Acquisitions	-20 161
Short-term investments	
Decrease	19 509 205
Increase	-19 876 776
Other changes (net)	-54 060
Cash flows from investing activities	-940 306

Figures in EUR thousand	1999
III. Cash flows from financing activities	
Changes in minority interest in capital	76 556
Treasury stock	43
Net changes in contract deposits	-28 034
Dividends paid	-50 360
Changes in notes payable	387 111
Other changes	23 122
Cash flows from financing activities	408 438
IV. Exchange rate differences on cash	35 887
Change in cash and cash equivalents (I.+II.+III.+IV.)	186 193
Cash and cash equivalents at the beginning of the period	251 073
Change in cash and cash equivalents according to cash flow statement	186 193
Cash and cash equivalents at the end of the period	437 266

General accounting principles

The parent company of Hannover Rückversicherungs-Aktiengesellschaft (Hannover Re) is HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with Paragraphs 341 i. et seq of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. We have prepared our own consolidated financial statement, although there is no legal obligation to do so, in order to show the activities of the Hannover Re Group.

This consolidated financial statement has been drawn up for the first time fully in accordance with United States Generally Accepted Accounting Principles (US GAAP). The Group accounting was converted to US GAAP in 1999. For reasons of comparability, the figures from the 1998 consolidated financial statement have also been restated in line with US GAAP.

Consolidated companies

Hannover Re is the parent company of the Group. The consolidated financial statement includes four German companies and thirteen foreign companies, as well as two foreign consolidated entities. One consolidated entity (Hannover Finance, Inc.) was acquired in the year under review and therefore included in the consolidated financial statement for the first time in 1999. Two foreign insurance companies were consolidated using the equity basis of accounting.

In 1999 the Lion Group was acquired by Hannover Finance (a wholly-owned subsidiary of Hannover Re and E+S Rück). The purchase price was USD 475.0 million, of which USD 400 million was financed by way of a loan. Funds were deposited in an escrow account for part of the purchase price, which is dependent on future contingent conditions. The major subsidiaries of this group transact program business in the USA. In 1985 one of these subsidiaries purchased six aircraft, which were leased to Continental Airlines. These aircraft were resold in 1986. The proceeds of the resale were deposited in an escrow account as security for the leasing instalments payable by Continental Airlines. This escrow account is released in line with the leasing instalments paid by Continental Airlines. As at the date of the annual financial statement the value of this escrow account stood at EUR 64.75 million.

The following companies are included in the consolidated financial statement:

Name and registered office of the company	Participation in %
E+S Rückversicherungs-AG, Hannover/Germany	50.1
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Germany	67.5
GGA Großgemeinschafts-Antennenanlagen Lizenz- und Betriebs-GmbH, Hannover/Germany	100.0
HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, Munich/Germany	99.8

Name and registered office of the company	Participation in %
Hannover Life Reassurance Company of America, Orlando/USA	100.0
Insurance Corporation of Hannover, Chicago/USA	100.0
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland	100.0
E+S Reinsurance (Ireland) Ltd., Dublin/Ireland	50.1
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland	100.0
Hannover Re Advanced Solutions Ltd., Dublin/Ireland	50.0
Hannover Life Re of Australasia Ltd, Sydney/Australia	75.0
Hannover Finance (UK) Limited, London/UK	100.0
Hannover Life Reassurance (UK) Ltd., Virginia Water/UK	100.0
International Insurance Company of Hannover Ltd., London/UK	100.0
Hannover Life Services (UK) Ltd., Virginia Water/UK	100.0
Hannover Re Sweden Insurance Company Ltd., Stockholm/Sweden	100.0
Hannover Re Real Estate Holdings, Inc., Orlando/USA	93.3
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa	69.7
Hannover Reinsurance Group Africa compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:	
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa	100.0
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa	100.0
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius	100.0
Lireas Holdings (Pty) Ltd., Johannesburg/South Africa	100.0
Hannover Finance, Inc., Wilmington/USA	90.0
Hannover Finance, Inc. compiles its own sub-group financial statement, including the following major companies in which it holds the following shares:	
Clarendon National Insurance Company, Trenton/USA	100.0
Clarendon America Insurance Company, Trenton/USA	100.0
Clarendon Select Insurance Company, Tallahassee/USA	100.0
Harbor Specialty Insurance Company, Trenton/USA	100.0
Lion Insurance Company, Tallahassee/USA	100.0
Associated companies:	
ITAS Assicurazioni S.p.A., Trient/Italy	43.7
ITAS Vita S.p.A., Trient/Italy	43.7

A complete list of shares in affiliated companies and participations has been drawn up separately and deposited with the Commercial Register (Hannover HRB 6778).

Consolidation principles

Capital consolidation

The capital consolidation was based upon the "purchase accounting" method (comparable to the German revaluation method). The purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. The difference between the revalued stockholders' equity of the subsidiary and the purchase price is shown in the assets as goodwill and depreciated at a constant rate over the expected useful life. The anticipated useful life is between 15 and 40 years. Immaterial and negative goodwill are booked to earnings in the year of their occurrence.

Where minority interests in the stockholders' equity exist, such interests are shown under other liabilities. The minority interest in the result is deducted from the net income in the statement of income.

Consolidation of receivables and liabilities

Receivables and liabilities between the companies included in the consolidated financial statement are offset against each other.

Consolidation of expenses and profits

Expenses and profits within the Group were offset against each other and interim results were eliminated.

Relations with affiliated non-consolidated companies

HDI Haftpflichtverband der Deutschen Industrie V.a.G. indirectly holds approximately 75% of the shares of Hannover Re through Talanx AG.

The Hannover Re Group is responsible for the reinsurance of the HDI Group. To this extent, numerous underwriting business relations exist with affiliated companies in Germany and abroad which are not included in Hannover Re's consolidation. This applies to both assumed and ceded business. The written premium assumed from HDI totalled EUR 594.8 million in 1999, while that assumed from all other affiliated companies not included in our consolidation totalled EUR 213.6 million. In 1999 we ceded written premium to HDI in the amount of EUR 2.0 million and to all other affiliated companies not included in our consolidation in the amount of EUR 15.6 million. As at 31 December 1999 we showed funds held by HDI totalling EUR 0.2 million, funds held under reinsurance treaties in respect of HDI totalling EUR 220.8 million and reinsurance payable totalling EUR 89.1 million. With regard to the other non-consolidated companies, the balances as at the date of the balance sheet were as follows: accounts receivable of EUR 12.2 million, reinsurance payable of EUR 33.5 million, funds held by the ceding companies of EUR 63.6 million; we did not hold any funds under reinsurance treaties.

In addition, HDI Asset Management GmbH, which was established in 1999, managed the investments of Hannover Re and some of its subsidiaries.

All other business relations, such as the performance of services on a limited scale or the renting of office premises, are of subordinate importance.

All transactions are conducted on the same basis as between independent and wholly unrelated parties. We gave an account of these transactions with regard to Hannover Re and E+S Rück in our dependent company report.

Reinsurance ceded

The goal of our reinsurance policy is to provide stable reinsurance capacity for our parent company, HDI Group. Our retention is guided by the underwriting guidelines defined for each segment and class of business. Our retrocessionaires are selected in the light of solvency and rating considerations.

We have purchased a per-risk retrocession cover for our facultative property and casualty business which limits our net risk to 10%. All special protection covers serve to protect us in segments and classes of business where we carry a high risk.

In order to minimise the risk of default on our ceded reinsurance, we traditionally spread the business across the largest possible number of retrocessionaires since we would be liable if any of our retrocessionaires were to default on payment.

Accounting and valuation

General principles

All annual financial statements included in the consolidated financial statement were drawn up as at 31 December 1999.

The annual financial statements of all companies were initially drawn up in compliance with the provisions of the respective national laws and then transformed to US GAAP in accordance with standard Group accounting policies.

Investments

Investments were valued in accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities). The valuation of investments is guided by the intended investment period.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus maturity-related appreciation or depreciation. The appreciation or depreciation is derived from the amortised costs.

Fixed-income securities classified as available for sale are valued at fair value. The difference between fair value and amortised cost is booked, net of deferred taxes, to other comprehensive income within stockholders' equity.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments principally comprise shares in limited partnerships. Valuation is based upon the company's best estimates of fair value. Changes in fair value are included in the statement of income.

WeHaCo Unternehmensbeteiligungs-AG and HANNOVER Finanz GmbH were treated as venture capital investments and assessed at estimated fair value. The change compared to the previous year's value is shown under investment income.

Derivative financial instruments

The company holds derivative financial instruments solely for the purpose of hedging. For this reason, swaps are held for the conversion of interest flows and currencies. Swaps are valued at fair value. Changes in fair value are not included in the statement of income. The current value is shown in the unrealised gains and losses as a separate item under the stockholders' equity. As at year-end the fair value of the swaps totalled EUR 177.0 million (previous year: EUR 233.1 million), and the nominal value of the swaps amounted to EUR 177.4 million (previous year: EUR 222.8 million). In connection with these swaps we provided collateral in the amount of EUR 181.1 million for the year ending 31 December 1999.

The periods to maturity of the swaps vary between one year and fourteen years. Four contracts matured in 1999. The fixed interest rates are between 3.5% and 8.45%. Three instruments have a variable interest rate.

Additionally, the Hannover Re Group's portfolio also contains three forward purchase options on available-for-sale fixed-income securities. The option periods expire on 30 June 2000. The options were assessed at fair value. Changes in fair value are included in the statement of income. The nominal value of the options is EUR 30.0 million. The forward rates are between 98.3% and 100%.

As at year-end the portfolio contained one forward exchange transaction (CAD 19.0 million). Forward exchange transactions are used to support our activities to match the currency of liabilities against assets. The contract was assessed at fair value. Differences in fair value are included in the statement of income. The delivery date of the forward exchange transaction is 14 December 2000.

Securitization of reinsurance risks

The portfolio of investments includes securities whose returns are linked to the occurrence of defined natural catastrophe events. Interest on these securities is calculated using the retrospective interest method.

Real estate

Real estate is divided into real estate for own use and third-party use. Only the real estate in the portfolio which is used to generate income is shown under the investments.

Real estate is valued at cost of acquisition less scheduled and unscheduled depreciation.

Income and expenses from rental agreements are included in the investment income.

Cash equivalents

This item comprises investments with a life of up to three months; they are assessed at fair value.

Accounts receivable and reinsurance payable

Balances in respect of ceding companies or retrocessionaires which include premiums, loss payments, commissions or similar amounts are shown at nominal value. Specific bad debt provisions are made for foreseeable risks.

Split of receivables

Figures in EUR thousand	1999	1998
Receivables from reinsurance business	1 598 731	1 071 182
Bad debt to receivables from reinsurance business	13 210	10 061
Total	1 585 521	1 061 121

Funds held by ceding companies and funds held under reinsurance treaties

These items are assessed at nominal value. If funds held by ceding companies are no longer considered valuable, they are reduced by means of appropriate bad debt provisions.

Reinsurance with a financing character

Insurance contracts which do not satisfy the requirements of SFAS 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) have been separated from the technical account. These involve reinsurance treaties under which the risk transfer between the ceding company and the reinsurer is of merely subordinate importance. In the case of these treaties, the collected premiums have no effect on the net income and are shown in the balance sheet as funds held by ceding companies or funds held under reinsurance treaties. Only the fees accruing to the reinsurer are shown as premium income and included in earnings. It was necessary to reclassify only a small number of such reinsurance treaties. Since the vast majority of our treaties satisfy the requirements to which insurance transactions are subject under US GAAP, there was no need to reclassify them.

Deferred acquisition costs

In the case of property and casualty reinsurance, acquisition costs directly connected with the acquisition or renewal of treaties are deferred and amortised in line with the unearned portion of the premiums.

In life and health reinsurance, the capitalised acquisition costs under life and annuity policies with regular premium payments are determined in the light of the period of the contracts, the expected surrenders, the lapse expectancies and the anticipated interest income.

In the case of annuity policies with a single premium payment, these values are determined in relation to the expected policy period or period of annuity payment.

Underwriting assets

The retrocessionaires' portion of the technical provisions are recorded in accordance with the contractual agreements of the underlying reinsurance treaties.

Unearned premiums arise out of the deferral of ceded reinsurance premiums.

Other assets

Tangible assets and intangible assets are shown at cost of acquisition less scheduled depreciation. Scheduled depreciation is determined on the basis of the ordinary useful life. Embedded portfolio values, such as Present Value of Future Profits, resulting from the acquisition of insurance companies are depreciated according to the period of the underlying contracts. The other assets also comprise an escrow account in the amount of USD 50.0 million arising out of the acquisition of Clarendon Insurance Group.

Immaterial items are completely written off in the year of acquisition.

Other assets are shown at nominal value.

Technical provisions

The loss and loss adjustment expense reserves are in principle calculated on the basis of the information supplied by ceding companies. IBNR reserves are also included. The total amount of the reserves corresponds to the "principle of best estimate" under US GAAP. This estimate is based on past experience and estimations of future development.

In one subsegment of financial reinsurance technical provisions were discounted at interest rates of between 5.7% and 8.6%. The interest rates are determined by the contractual agreements. These treaties are discounted over a period of at least four years, which represents the period from inception to expiry of the respective contracts. The discounted amount totals EUR 217.7 million. As at year-end 1999 the discounted provisions amounted to EUR 1,245.5 million.

An Environmental Claims System was set up in 1997 to monitor our overall risk, particularly in the USA. As at year-end 1999 we recorded the following additional provisions on the basis of this data:

Figures in USD million	Gross	Net
Asbestosis	46.7	44.8
Pollution damage	79.3	52.6

Projections and calculations make allowance for all foreseeable risks and are constantly adjusted in line with the latest information. Management believes that the provisions are adequate to cover the ultimate gross cost of losses and loss expenses incurred as at 31 December 1999.

Policy benefits for life and health contracts are established in accordance with the principles set out in SFAS 60. The provisions were determined on the basis of the Group companies' information regarding mortality, interest and lapse rates.

Unearned premiums are geared to the period during which the risk is carried and were established in accordance with the information supplied by ceding companies. In cases where no information was received, the unearned premiums were estimated using suitable methods. Premiums paid for periods subsequent to the date of the balance sheet were deferred from recognition within the statement of income.

Other liabilities

Provisions for pensions are established in accordance with SFAS 87 (Employers' Accounting for Pensions) using the projected benefit obligation method. The basis of the valuation is the estimated future increase in the rate of compensation of the pension beneficiaries. The benefit entitlements are discounted by applying the capital market rate for highest-rated securities.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Outside capital is shown at the amount repayable.

Loans

In the 1999 financial year Hannover Finance Inc. issued a floating-rate, subordinated debt in the amount of USD 400.0 million with a term of thirty years. The loan may be redeemed prematurely by the issuer no earlier than ten years after launch.

The capitalised issuance costs for this loan total USD 1.8 million and will be amortised over the loan term. The average interest rate in 1999 was 6.22%.

In order to hedge against the risk of interest rate changes associated with this loan, the issuing company purchased an interest rate swap which converts the interest rate from a floating rate to fixed rate, for a period ending commensurate with the first opportunity to redeem the loan. The interest rate arising after allowance is made for the interest rate swap amounted to an annual average rate of 5.89% in 1999.

Surplus debenture (Genussrechtskapital)

Surplus debenture is shown as a liability with the amount repayable.

In 1993 Hannover Re and E+S Rück issued surplus debentures in the amount of EUR 76.7 million at an interest rate of 7.55% and in the amount of EUR 40.9 million at an interest rate of 7.75% respectively, with a term of ten years.

In the event that interest incurred in connection with servicing the surplus debenture should in future no longer be deductible in Germany for the purpose of calculating taxable income, a right of premature repayment exists. Interest payments and repayment of the nominal amounts are dependent on the company's results. In the event of insolvency, the participating rights are serviced before the stockholders.

Stockholders' equity

The stockholders' equity is shown in a separate footnote to the financial statement and is in accordance with SFAS 130 (Reporting Comprehensive Income). The stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items which do not impact the statement of income.

The partially paid-up equity refers almost exclusively to Talanx AG (a wholly-owned subsidiary of HDI) and results from the resolutions of past years regarding capital stock increases.

Currency conversion

Foreign currency items in the individual companies' statements of income are converted into the respective national currency at the average rates of exchange. The individual companies' statements of income prepared in the national currencies are converted into Euro at the average rates of exchange and transferred to the consolidated financial statement. The conversion of foreign currency items in the balance sheets of the individual companies and the transfer of the individual companies' balance sheet items to the consolidated financial statement are effected at the mean rates of exchange on the balance sheet date. In the case of functional currencies, differences arising between the average exchange rate and the year-end rate lead to the establishment of a separate item in the stockholders' equity which is excluded from the statement of income. Differences arising with regard to non-functional currencies are recognized in the statement of income. Functional currencies are defined as those currencies in which investments are effected.

The following key exchange rates were used:

Currency	Mean rate of exchange on the balance sheet date	Average rate of exchange
1 Euro corresponds to:		
USD	1.0027	1.0646
CAD	1.4570	1.5848
AUD	1.5350	1.6606
GBP	0.6205	0.6580
ZAR	6.1753	6.5021
SEK	8.5630	8.8322
MYR	3.8238	4.0477

Deferred taxes

Deferred tax assets and liabilities are booked if timing differences between the values assessed under US GAAP and under the provisions of tax law will offset each other in the future. This treatment applies in principle to most asset and liability items with the exception of the goodwill from the capital consolidation and other permanent differences. Deferred taxes are assessed using the current tax rates. If the tax rates change, appropriate allowance is made in the year in which the change in the tax rate is published.

Deferred taxes at the Group level are booked using the Group tax rate of 53% (previous year: 58%).

Cash flow statement

The cash flow statement is subdivided into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. The change in cash was determined on the basis of the indirect method.

Segment report

Whithin the notes on the consolidated financial statement there is a summary of our major underwriting assets and liabilities and of the statement of income broken down into the strategic business segments of property and casualty reinsurance, life and health reinsurance, financial reinsurance and program business.

Estimated amounts

In the consolidated financial statement and the individual companies' financial statements it is to some extent necessary to make estimates and assumptions which affect the assets and liabilities shown in the balance sheet and the disclosure of income and expenses during the reporting period. The actual amounts may diverge from the estimated amounts.

Notes on the consolidated balance sheet

Rating structure of investments

1999 Figures in EUR thousand	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	188 944	50 139	16 956	2 375	–	–	–	–	258 414
Fixed-income securities – available-for-sale	3 442 803	792 603	760 459	149 848	34 068	75 312	2 134	1 050 479	6 307 706
Equity securities – available-for-sale	39 848	3 903	55 063	22 743	–	11 490	–	1 249 104	1 382 151
Other invested assets	271	–	127	–	–	2 331	–	758 229	760 958
Short-term investments, cash	110 681	131 707	66 475	–	–	–	–	836 995	1 145 858
Total investments and cash	3 782 547	978 352	899 080	174 966	34 068	89 133	2 134	3 894 807	9 855 087

1998 Figures in EUR thousand	AAA	AA	A	BBB	BB	B	C	Other	Total
Fixed-income securities – held-to-maturity	188 712	60 257	15 181	3 778	–	–	–	–	267 928
Fixed-income securities – available-for-sale	3 005 217	882 501	514 661	145 529	57 226	52 580	920	1 063 231	5 721 865
Equity securities – available-for-sale	–	3 086	35 707	18 245	360	7 573	–	946 703	1 011 674
Other invested assets	–	2 089	215	–	–	–	–	556 154	558 458
Short-term investments, cash	14 210	57 961	41 635	–	–	–	–	918 518	1 032 324
Total investments and cash	3 208 139	005 894	607 399	167 552	57 586	60 153	920	3 484 606	8 592 249

Breakdown by currencies

1999 Figures in EUR thousand	AUD	GBP	JPY	CAD	EUR	ZAR	USD	Other	Total
Fixed-income securities – held-to-maturity	–	–	–	–	213 008	–	45 406	–	258 414
Fixed-income securities – available-for-sale	340 609	499 613	16 758	137 012	2 677 363	30 239	2 462 145	143 967	6 307 706
Equity securities – available-for-sale	10 711	69 528	–	1 206	646 087	60 404	545 265	48 950	1 382 151
Other invested assets	122	9 310	2 194	–	377 239	2 370	366 802	2 921	760 958
Short-term investments, cash	92 049	71 137	41 757	15 040	325 803	55 219	422 263	122 590	1 145 858
Total investments and cash	443 491	649 588	60 709	153 258	4 239 500	148 232	3 841 881	318 428	9 855 087

1998 Figures in EUR thousand	AUD	GBP	JPY	CAD	EUR	ZAR	USD	Other	Total
Fixed-income securities – held-to-maturity	–	–	–	–	212 755	–	55 173	–	267 928
Fixed-income securities – available-for-sale	220 590	474 028	20 908	89 207	2 192 032	24 059	1 973 280	727 761	5 721 865
Equity securities – available-for-sale	–	86 458	–	–	356 809	26 304	443 574	98 529	1 011 674
Other invested assets	203	10 115	1 786	–	310 056	14 441	215 962	5 895	558 458
Short-term investments, cash	110 797	43 296	26 559	35 740	283 379	35 902	316 019	180 632	1 032 324
Total investments and cash	331 590	613 897	49 253	124 947	3 355 031	100 706	3 004 008	1 012 817	8 592 249

Contractual maturities of fixed-income securities

1999 Figures in EUR thousand	Held-to-maturity		Available-for-sale	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Fair value
Due in one year or less	9 783	9 793	691 700	692 095
Due after one year through five years	119 166	123 649	2 942 742	2 957 905
Due after five years through ten years	120 455	126 590	1 355 413	1 328 716
Due after ten years	9 010	20 911	1 391 469	1 328 990
Total	258 414	280 943	6 381 324	6 307 706

1998 Figures in EUR thousand	Held-to-maturity		Available-for-sale	
	Cost or amortised cost	Estimated fair value	Cost or amortised cost	Fair value
Due in one year or less	2 596	2 596	682 301	693 816
Due after one year through five years	64 640	69 945	2 384 291	2 495 778
Due after five years through ten years	193 990	217 147	1 117 093	1 195 813
Due after ten years	6 702	7 220	1 312 185	1 336 458
Total	267 928	296 908	5 495 870	5 721 865

Summary of investment securities

1999 Figures in EUR thousand	Costs or amortised costs	Unrealised gains / losses	Fair value
Fixed-income securities			
Held-to-maturity	258 414	22 529	280 943
Available-for-sale	6 381 324	-73 618	6 307 706
	6 639 738	-51 089	6 588 649
Equity securities			
Available-for-sale	1 212 978	169 173	1 382 151
Total investments	7 852 716	118 084	7 970 800

1998 Figures in EUR thousand	Costs or amortised costs	Unrealised gains / losses	Fair value
Fixed-income securities			
Held-to-maturity	267 928	28 980	296 908
Available-for-sale	5 495 870	225 995	5 721 865
	5 763 798	254 975	6 018 773
Equity securities			
Available-for-sale	951 716	59 958	1 011 674
Total investments	6 715 514	314 933	7 030 447

Real estate

Figures in EUR thousand	1999	1998
Real estate	223 735	214 414
Own-use real estate	48 838	49 889

Underwriting assets and liabilities

Summary of underwriting assets and liabilities

1999 Figures in EUR thousand	Property/casualty reinsurance	Life/health reinsurance	Financial reinsurance	Program business	Total
Assets					
Prepaid reinsurance premiums	104 013	6 140	6 981	569 051	686 185
Deferred acquisition costs (net)	127 901	350 985	1 681	–	480 567
Reinsurance recoverables on benefit reserves	–	240 720	–	–	240 720
Reinsurance recoverables on incurred claims	1 213 704	287 826	127 778	1 267 133	2 896 441
Total underwriting assets	1 445 618	885 671	136 440	1 836 184	4 303 913
Liabilities					
Loss and loss adjustment expense reserve	7 029 864	1 035 114	1 271 767	1 439 959	10 776 704
Policy benefits for life and health contracts	–	2 279 870	–	–	2 279 870
Unearned premium reserve	637 245	27 043	70 267	635 176	1 369 731
Other technical provisions	862	2 712	96 476	–	100 050
Total underwriting liabilities	7 667 971	3 344 739	1 438 510	2 075 135	14 526 355

1998 Figures in EUR thousand	Property/casualty reinsurance	Life/health reinsurance	Financial reinsurance	Program business	Total
Assets					
Prepaid reinsurance premiums	68 851	–	29 939	–	98 790
Deferred acquisition costs (net)	115 878	298 062	1 367	–	415 307
Reinsurance recoverables on benefit reserves	–	233 644	–	–	233 644
Reinsurance recoverables on incurred claims	958 615	77 771	23 950	–	1 060 336
Total underwriting assets	1 143 344	609 477	55 256	–	1 808 077
Liabilities					
Loss and loss adjustment expense reserve	6 134 276	514 326	934 929	–	7 583 531
Policy benefits for life and health contracts	–	1 814 330	–	–	1 814 330
Unearned premium reserve	526 716	–	72 794	–	599 510
Other technical provisions	378	2 058	152 609	–	155 045
Total underwriting liabilities	6 661 370	2 330 714	1 160 332	–	10 152 416

Loss and loss adjustment expense reserve

Figures in EUR thousand	1999	1998
Reserve as at 31 Dec. of previous year (gross)	7 583 531	6 829 708
Reserve as at 31 Dec. of previous year (retro)	1 060 336	994 523
Reserve as at 31 Dec. of previous year (net)	6 523 195	5 835 185
Effects of currency conversion as at 1 Jan. of year under review	890 641	-194 035
Net reserve as at 1 Jan. of year under review	7 413 836	5 641 150
Incurred claims and claim expenses		
Year under review	2 469 437	2 379 544
Previous years	503 172	246 671
	2 972 609	2 626 215
Less:		
Claims and claim expenses paid		
Year under review	740 302	627 363
Previous years	1 818 115	1 083 810
	2 558 417	1 711 173
Effects of currency conversion at exchange rates on 31 Dec. of year under review (net)	52 235	-32 997
Reserve as at 31 Dec. of year under review (net)	7 880 263	6 523 195
Reserve as at 31 Dec. of year under review (retro)	2 896 441	1 060.336
Reserve as at 31 Dec. of year under review (gross)	10 776 704	7 583 531

Other information on the balance sheet

Goodwill

Figures in EUR thousand	1999	1998
Goodwill net as at 1 January	57 900	62 411
Additions	217 727	7 650
Deductions	–	5 990
Amortisation	10 072	6 176
Currency exchange rate differences	–	5
Goodwill net as at 31 December	265 555	57 900

The primary factor here was the goodwill added in the 1999 financial year as a result of the acquisition of Clarendon Insurance Group (EUR 182.9 million). The goodwill will be amortised over 40 years.

Present Value of Future Profits on acquired life reinsurance portfolios

Figures in EUR thousand	1999	1998
Balance as at 1 January	25 450	21 708
Currency exchange rate differences	1 043	-629
	26 493	21 079
Additions	1 382	8 250
Amortisation	4 622	4 400
Currency exchange rate differences	–	521
Balance as at 31 December	23 253	25 450

The period of amortisation on acquired portfolios varies between 5.5 and 15 years and results from the initial consolidation of acquired life insurance companies.

Reconciliation of equity

Authorised capital of EUR 0.8 million is available for the issue of employee shares until 31 August 2002. No resolutions were adopted by the Executive Board in this regard in 1998 or 1999.

In addition, authorised but unissued capital of EUR 20.0 million is available until 1 July 2004.

By a resolution of the Annual General Meeting of Hannover Rückversicherungs-AG adopted on 30 July 1999, the company was authorised until 31 December 2000 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution.

The Executive Board of Hannover Rückversicherungs-AG shall propose to the Annual General Meeting on 20 July 2000 that the currently remaining bearer shares be replaced with registered shares. In order to implement this changeover, Hannover Re shall request the registered shareholders to pay the outstanding capital on the common stock in the amount of EUR 12.8 million by 31 May 2000 and to admit these securities for trading on the stock exchange.

Consolidated statement of changes in stockholders' equity in 1999

1999 Figures in EUR thousand	Balance as at 1 January	Capital increase / Additions	Change in the current period less deferred taxes	Change in retained earnings	Group stockholders' equity	Minority interests	Group stockholders' equity incl. minority interests
Common stock	62 711	–	–	–	62 711	35 704	98 415
Additional paid-in capital	201 794	–	–	–	201 794	43 325	245 119
Other comprehensive income	127 550	–	-56 725	–	70 825	21 110	91 935
Treasury stock	-272	42	–	–	-230	–	-230
Retained earnings							
Balance as at 1 January	730 578	–	–	–	730 578	146 553	877 131
Net income		–	201 559	201 559	48 108	249 667	
Dividends paid	–	–	–	-50 360	-50 360	–	-50 360
Other changes	–	–	–	18 853	18 853		18 853
Total	1 122 361	42	-56 725	170 052	1 235 730	294 800	1 530 530

Notes on the statement of income

Statement of incomes per segment

1999 *Figures in EUR thousand*	*Property / casualty reinsurance*	*Life / health reinsurance*	*Financial reinsurance*	*Program business*	*Total*
Gross written premium	2 613 578	2 220 364	508 645	1 363 735	6 706 322
Net premiums earned	2 068 862	1 484 982	462 631	163 473	4 179 948
Investment income and interest from deposits	–	217 437	–	–	217 437
Claims and claims expenses	1 831 150	727 990	284 787	128 682	2 972 609
Change in policy benefits for life and health contracts	–	-496 124	–	–	-496 124
Commission and brokerage and other technical expenses	401 296	391 054	210 563	-33 821	969 092
Other technical income	313	8 842	100	–	9 255
Technical result before administrative expenses	-163 271	96 093	-32 619	68 612	-31 185
Other investment income	525 714	–	75 070	9 932	610 716
Administrative expenses	65 193	49 668	4 559	26 689	146 109
Net technical and investment income	297 250	46 425	37 892	51 855	433 422
Other expenses	96 221	31 920	-2 310	25 765	151 596
Net income before tax	201 029	14 505	40 202	26 090	281 826
Taxes	73 065	-7 179	4 066	10 315	80 267
Net income	127 964	21 684	36 136	15 775	201 559

1998 *Figures in EUR thousand*	*Property / casualty reinsurance*	*Life / health reinsurance*	*Financial reinsurance*	*Program business*	*Total*
Gross written premium	2 734 208	1 402 520	367 854	–	4 504 582
Net premiums earned	2 038 449	1 158 935	351 311	–	3 548 695
Investment income and interest from deposits	–	143 961	–	–	143 961
Claims and claims expenses	1 644 711	639 273	342 231	–	2 626 215
Change in policy benefits for life and health contracts	–	-255 235	–	–	-255 235
Commission and brokerage and other technical expenses	507 966	362 330	43 991	–	914 287
Other technical income	763	10 204	–	–	10 967
Technical result before administrative expenses	-113 465	56 262	-34 911	–	-92 114
Other investment income	591 537	–	79 169	–	670 706
Administrative expenses	78 956	33 561	1 827	–	114 344
Net technical and investment income	399 116	22 701	42 431	–	464 248
Other expenses	35 705	17 144	-1 611	–	51 238
Net income before tax	363 411	5 557	44 042	–	413 010
Taxes	234 759	2 305	4 498	–	241 562
Net income	128 652	3 252	39 544	–	171 448

Investment income

Figures in EUR thousand	1999	1998
Real estate	20 390	18 037
Dividends	37 997	49 290
Ordinary investment income on fixed-income securities	435 865	418 790
Other income	130 691	110 477
Ordinary investment income	624 943	596 594
Realised gains on investments	286 436	295 321
Realised losses from investments	69 121	25 332
Unrealised gains and losses (hedge accounting)	35 483	-8 393
Investment expenses	49 588	43 523
Total investment income	828 153	814 667

Taxes

Due to the changes arising as a consequence of the Tax Relief Act in Germany, the rate of taxation underlying the calculation of the deferred taxes for the German companies and for adjustments within the Group was reduced in the year under review from 58% to 53%.

Figures in EUR thousand	1999	1998
Taxes on income	97 116	46 067
Other tax expenditure	2 167	513
Change in deferred taxes	-19 016	194 982
Total	80 267	241 562

The reduction in the rate of taxation used to calculate the deferred taxes resulted in a large release in the year under review.

The following table illustrates the reconciliation of the expected tax burden with the reported tax burden:

Figures in EUR thousand	1999	1998
Expected tax burden	173 724	247 161
Tax levied on distributions	-7 986	-1 955
Reduction of deferred taxes	-79 738	–
Taxation differences affecting foreign subsidiaries	-42 700	-25 707
Other	36 967	22 063
Total	80 267	241 562

The deferred tax assets and deferred tax liabilities of all Group companies are summarised in the following table:

Figures in EUR thousand	1999	1998
Deferred tax assets		
Tax loss carry-forwards	42 338	2 277
Valuation differences arising out of leasing agreements	35 530	–
Valuation differences arising out of property and casualty reinsurance	88 031	6 297
Valuation differences arising out of the portfolio of life and health reinsurance	85 369	71 630
Other technical revaluations	4 565	–
Valuation differences relating to investments and other valuation differences	14 657	752
Other revaluations	34 816	8 393
Total	305 306	89 349
Deferred tax liabilities		
Valuation differences arising out of leasing agreements	25 213	–
Valuation differences arising out of property and casualty reinsurance	15 162	12 615
Change in the equalisation reserve	542 579	546 394
Valuation differences arising out of the portfolio of life and health reinsurance	251 826	190 091
Valuation differences relating to investments	416 156	477 519
Other revaluations	39 403	34 683
Total	1 290 339	1 261 302
Deferred tax liabilities	985 033	1 171 953

The changes are influenced by the initial consolidation of Clarendon Insurance Group and the effects of tax reform in Germany during the year.

Other information

Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,516 (previous year: 1,081). Of this number, 696 were employed in Germany in the year under review. The other staff were employed at the consolidated Group companies abroad.

Personnel information	Average in 1998	31.3.1999	30.6.1999	30.9.1999	31.12.1999	Average in 1999
Number of employees (excluding board members)	1 081	1 493	1 510	1 536	1 534	1 518

Nationality of employees	German	US	UK	South African	Irish	Other	Total
	696	407	38	149	11	233	1 534

Expenditures on personnel

Figures in EUR thousand	1999	1998
a) Wages and salaries		
aa) Expenditures on insurance business	65 841	42 731
ab) Expenditures on the administration of investments	3 204	2 825
	69 045	45 556
b) Social security contributions and expenditure on provisions and assistance		
ba) Social security contributions	5 988	5 876
bb) Expenditures for pension provisions	2 818	2 365
bc) Expenditures for assistance	15	13
	8 821	8 254
Total	77 866	53 810

Provisions for pensions

Provisions for pensions are established in accordance with actuarial principles and are based upon the commitments made by the Hannover Re Group for retirement, disability and widows' benefits. The amount of the commitments is determined according to length of service and salary level. The calculation of the provisions for pensions is based upon the following assumptions:

- Discount rate: 6%
- Rate of compensation increase: 3%

The commitments to employees in Germany comprise commitments financed by the Group companies. For the years ending 1999 and 1998 the pension plans remain unfunded.

Provisions for pensions in accordance with SFAS 87 and 132

Figures in EUR thousand	1999	1998
Change in benefit obligation		
Projected benefit obligation at the beginning of the period	34 926	34 514
Service cost	1 973	2 113
Interest cost	2 085	2 062
Actuarial gain / loss in the reporting year	-756	-2 907
Benefits paid during the year	-911	-855
	37 317	34 927
Funded status of plan		
Unrecognised net obligation	1 931	2 388
Unrecognised actuarial loss	769	1 538
	2 700	3 926
Accrued pension liability	34 617	31 001
Additional minimum liability	–	570
Net periodic pension cost of the year		
Service cost	1 973	2 113
Interest cost	2 085	2 062
Recognised net actuarial loss	13	95
Amortisation of net obligation	457	457
Total	4 528	5 297

Emoluments received by the management boards of the parent company and loans granted to them

Emoluments of EUR 189,000 were received by the Supervisory Board and EUR 2,816,000 by the Executive Board in the year under review. The emoluments of former board members and their surviving dependants amounted to EUR 591,000, and a liability of EUR 7,616,000 was shown, for the year-end.

The following loans which are secured on mortgages or by land charges were granted to board members:

Figures in EUR thousand	Position as at 1.1.1999	Addition	Repayment	Re-classification	Position as at 31.12.1999	Interest rate %
Supervisory Board	50	–	50	–	–	5.5
Executive Board	140	–	140	–	–	5.5

All loans were repaid in 1999.

Introduction of the Euro

The Euro was introduced as a common currency in most European Union countries with effect from 1 January 1999. Our annual report has been compiled in Euro for the first time. All accounting systems of the Group companies in Germany have already been converted to the Euro.

Year 2000

The turn of the millennium did not cause any problems within the Group. All costs associated with the transition were recognised in the statement of income.

Events subsequent to conclusion of the financial year

At the beginning of the year 2000 a Group company acquired Redland Insurance Company, Iowa/USA, for USD 10.0 million.

The Executive Board also decided to call the unpaid common stock of Hannover Rückversicherungs-AG by 31 May 2000.

In the first quarter of the current financial year the aircraft leasing agreements entered into by subsidiaries of Hannover Finance Inc. were terminated.

Letters of credit

As security for our technical liabilities, various financial institutions have furnished sureties for our company in the form of letters of credit. The total amount of the letters of credit as at the balance sheet date was EUR 726.8 million (previous year: EUR 647.0 million).

Master trust

As security for our technical liabilities to our US clients, we have established a master trust in the USA. As at the balance sheet date this master trust amounted to EUR 499.1 million (previous year: EUR 392.4 million). The securities held in the master trust are shown as available-for-sale investments.

Contingent liabilities

No contingent liabilities that have not already been included in the balance sheet exist which could significantly influence future business results.

Hannover, 25 May 2000

Executive Board


Zeller


Dr. Hecker


Dr. Becke


Gräber


Haas


Schubach


Dr. Steiner


Dr. Pickel

Certification by the Independent Auditors

We audited the consolidated financial statements of Hannover Rückversicherungs-Aktiengesellschaft for the business year from 1 January to 31 December 1999, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated cash flow statement, the consolidated statement of changes in stockholders' equity and the consolidated annex. The preparation and contents of these consolidated financial statements in accordance with US GAAP (United States Generally Accepted Accounting Principles) are the responsibility of the company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing rules and in compliance with the generally accepted auditing standards set out by the Institut der Wirtschaftsprüfer (IDW = German Institute of Certified Public Accountants). Those standards require that we plan and perform the audit such as to assess with reasonable certainty whether the annual financial statements are free of material misstatements. The audit includes an assessment, on the basis of spot tests, of the evidence supporting the amounts and disclosures in the consolidated financial statement. The audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the Group's assets, liabilities, financial position and net income as well as its cash flows during the business year in accordance with United States Generally Accepted Accounting Principles.

Our audit, which also encompassed the Group report prepared by the Management for the business year from 1 January to 31 December 1999, has not led to any reservations.

On the whole the Group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Hannover, 26 May 2000

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Geib	Kollenberg
Auditor	Auditor

Australia

Hannover Life Re of Australasia Ltd
Level 7
70 Phillip Street
Sydney, NSW 2000
Tel. +61/2/92 51 69 11
Fax +61/2/92 51 68 62

Hannover Rückversicherungs-AG
Chief Agency – Australian Branch
G. P. O. Box 3973
Sydney, NSW 2001
Tel. +61/2/92 74 30 00
Fax +61/2/92 74 30 33

Canada

Hannover Rückversicherungs-AG
Canadian Branch – Chief Agency
3650 Victoria Park Avenue, Suite 201
Toronto, Ontario M2H 3P7
Tel. +1/416/4 96 11 48
Fax +1/416/4 96 10 89

Hannover Rückversicherungs-AG
Facultative Office – Canadian Branch
150 York Street, Suite 1008
Toronto, Ontario M5H 3S5
Tel. +1/416/8 67 97 12
Fax +1/416/8 67 97 28

China

Hannover Rückversicherungs-AG
Shanghai Representative Office
Suite 1107B, 11/F., Shui On Plaza
333 Huai Hai Zhong Road
200021 Shanghai
Tel. +86/21/53 06 56 67
Fax +86/21/53 06 56 68

Hannover Rückversicherungs-AG
Hong Kong Branch
2008 Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
Tel. +852/25 19 32 08
Fax +852/25 88 11 36

France

Hannover Re Gestion de Réassurance
France S.A.
8 Rue Auvray
72000 Le Mans
Tel. +33/2/43 24 84 93
Fax +33/2/43 28 12 36

Office in Paris:
7 Rue Montalivet, 4th Floor,
75008 Paris
Life
Tel. +33/1/42 66 87 78
Fax +33/1/42 66 87 98
Non-Life
Tel. +33/1/42 66 87 87
Fax +33/1/42 66 87 88

Great Britain

Hannover Life Reassurance (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Hannover Life Services (UK) Ltd.
Hannover House
Virginia Water
Surrey GU25 4AA
Tel. +44/13 44/84 52 82
Fax +44/13 44/84 53 83

Hannover Services Ltd.
3rd Floor, Fountain House
130 Fenchurch Street
London EC3M 5DJ
Tel. +44/20/76 26 02 11
Fax +44/20/76 23 37 53

International Insurance Company
of Hannover Ltd.
3rd Floor, Fountain House
130 Fenchurch Street
London EC3M 5DJ
Tel. +44/13 44/84 07 03
Fax +44/13 44/84 59 09

Ireland

Hannover Re Advanced Solutions Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

Hannover Life Reassurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 00
Fax +353/1/8 29 14 00

Hannover Reinsurance (Ireland) Ltd.
No. 2 Custom House Plaza, IFSC
Dublin 1
Tel. +353/1/6 12 57 15
Fax +353/1/8 29 14 00

Italy

Hannover Re Services Italy Srl
Via Mazzini, 12
20123 Mailand
Tel. +39/02/80 68 13 11
Fax +39/02/80 68 13 49

Japan

Hannover Re Services Japan
7th Floor, Hakuyo Building
3-10 Nibancho
Chiyoda-ku
Tokyo 102-0084
Tel. +81/3/52 14 11 01
Fax +81/3/52 14 11 05

Malaysia

Hannover Rückversicherungs-AG
Malaysian Branch
Suite 31-1, 31st Floor
Wisma UOA II
No. 21 Jalan Pinang
50450 Kuala Lumpur
Tel. +60/3/21 64 51 22
Tel. +60/3/21 64 61 22
Fax +60/3/21 64 51 29
Fax +60/3/21 64 61 29

Mexico

Hannover Services (Mexico) S.A. de C.V.
Bosque de Ciruelos 162
Bosques de las Lomas, 3rd Floor
Apartado Postal 10-950
CP 11700 Mexico, D.F.
Tel. +52/5/2 51 50 22
Fax +52/5/5 96 41 73

South Africa

Hannover Life Reassurance Africa Ltd.
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30
Fax +27/11/4 84 33 32

Hannover Reinsurance Africa Ltd.
P. O. Box 10842
Johannesburg 2000
Tel. +27/11/4 81 65 00
Fax +27/11/4 84 33 30
Fax +27/11/4 84 33 32
www.hannover-re.co.za

Hannover Reinsurance Mauritius Ltd.
Suite 335, Barkly Wharf
Le Caudan Waterfront
Port Louis
Tel. +92 30/2 12 31 65
Tel. +92 30/2 12 62 48
Fax +92 30/2 12 31 64

Spain

HR Hannover Re, Correduría de
Reaseguros, S.A.
Paseo del General Martínez
Campos 46
28010 Madrid
Tel. +34/91/3 19 00 49
Fax +34/91/3 19 93 78

Sweden

Hannover Re Sweden Insurance
Company Ltd.
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Hannover Rückversicherungs-AG,
Tyskland filial
Stockholm Branch
Hantverkargatan 25
P. O. Box 22085
104 22 Stockholm
Tel. +46/8/6 17 54 00
Fax +46/8/6 17 55 99

Taiwan

Hannover Rückversicherungs-AG
Representative Office Taipei
Room A2, 12th Floor
296 Jen Ai Road, Section 4
Taipei, Taiwan R.O.C.
Tel. +886/2/27 01 10 96
Fax +886/2/27 04 81 17

USA

Clarendon Insurance Group, Inc.
1177 Avenue of the Americas, 45th Floor
New York, New York 10036
Tel. +1/212/8 05 97 00
Fax +1/212/8 05 98 00

Hannover Rückversicherungs-AG
Representative Office USA
1901 North Roselle Road,
Suite 1040
Schaumburg, Illinois 60195
Tel. +1/847/3 10 38 54
Fax +1/847/3 10 38 56

Insurance Corporation of Hannover
Equitable Plaza
3435 Wilshire Blvd., Suite 700
Los Angeles, California 90010
Tel. +1/213/3 80 88 22
Fax +1/213/3 86 20 62
Info@inscorphanovr.com

Hannover Life Reassurance
Company of America
800 N. Magnolia Avenue
Suite 1400
Orlando, Florida 32803-3251
Tel. +1/407/6 49 84 11
Fax +1/407/6 49 83 22
www.rch.net

Glossary

Accumulation loss: sum of several individual losses incurred by various policyholders as a result of the same loss event. This may lead to a higher loss for the direct insurer or reinsurer if several affected policyholders are insured by the said company.

Alternative risk financing: use of the capacity available on the capital markets to cover insurance risks, e.g. through the securitisation of natural catastrophe risks, if such risks are no longer fully insurable by the insurance and reinsurance industries.

Block assumption transactions (BAT): quota share reinsurance treaties on our clients' life or health insurance business, by means of which it is possible, inter alia, for our clients to realise in advance the future profits inherent in the portfolio so as to be able to efficiently ensure the attainment of corporate objectives, e.g. in the areas of financial or solvency policy.

Capital, reserves and technical provisions: an insurer's capital and reserves, also including the provisions committed to technical business and the fluctuation reserve. Total maximum funds available to offset liabilities.

Cedant: direct insurer or reinsurer, which passes on (cedes) shares of its insured or reinsured risks to a reinsurer in exchange for premium.

Claims and claims expenses: sum total of paid claims and provisions for loss events which occurred in the business year; this item also includes the result of the run-off of the provisions for loss events from previous years; in each case, after the deduction of own reinsurance cessions.

Direct insurer (also: primary insurer): company which accepts risks in exchange for an insurance premium, and which has a direct contractual relationship to the policyholder (private individual, company, organisation).

Discounting of loss reserves: determination of the present value of future payments through multiplication by the corresponding discount rate. In the case of the loss reserves this is necessary because of the new profit calculation methods for tax purposes applicable to German joint-stock corporations.

Dread Disease coverages: riders on the basis of which parts of the sum insured – which would otherwise only become payable on occurrence of death – are paid out in the event of previously defined severe illnesses.

Earnings retention: non-distribution of a company's profits leading to different treatment for tax purposes than if profits were distributed.

Economic loss: total loss incurred by the affected economy as a whole following the occurrence of a loss. The economic loss must be distinguished from the insured loss. The insured loss reflects the total amount of losses covered by the insurance industry (direct insurers and reinsurers).

Excess of loss treaty: *cf.* → Non-proportional reinsurance

Expense ratio: administrative expenses in relation to the net premium written.

Exposure: level of danger inherent in a risk or portfolio of risks; this constitutes the basis for premium calculations in reinsurance.

Facultative reinsurance: specially negotiated participation on the part of the reinsurer in a particular individual risk assumed by the direct insurer. This is in contrast to → obligatory (also: treaty) reinsurance.

Financial reinsurance: reinsurance with limited potential for profits and losses; the primary objective is to strive for risk equalisation over time and to stabilise the → cedant's balance sheet.

Fluctuation reserve: provision for the equalisation of substantial fluctuations in the claims experience of individual classes of business over several years.

Funds held by ceding companies/funds held under reinsurance treaties: collateral provided to cover insurance liabilities which a (re-)insurer retains from the liquid funds which it is to pay to a reinsurer under a reinsurance treaty. In this case, the retaining company shows funds held under a reinsurance treaty, while the company furnishing the collateral shows funds held by a ceding company.

Gross/Retro/Net: gross items constitute the relevant sum total deriving from the acceptance of direct insurance policies or reinsurance treaties; retro items constitute the relevant sum total deriving from own reinsurance cessions. The difference is the corresponding net item (gross – retro = net, also: for own account).

Hybrid capital: debt structure characterised by certain characteristics of both debt and equity.

IBNR (Incurred but not reported) reserve: provision for claims which have already occurred but which have not yet been reported.

Life and health (re-)insurance: collective term for the classes of business concerned with the insurance of persons, i.e. life, health and personal accident insurance.

LOC (Letter of Credit): bank guarantee; at the request of the guaranteed party, the bank undertakes to render payment to the said party up to the amount specified in the LOC. This method of providing collateral in reinsurance business is typically found in the USA, for example.

Loss ratio: percentage share of loss expenditure in the → retention relative to the net premiums earned.

Major loss: loss which has special significance for the direct insurer or reinsurer due to the amount involved; it is defined as a major loss in accordance with a fixed loss amount or other criteria.

Matching currency cover: coverage of technical liabilities in foreign currencies by means of corresponding investments in the same currency in order to avoid exchange-rate risks.

Net: cf. → Gross/Retro/Net

Non-proportional reinsurance: reinsurance treaty under which the reinsurer assumes the loss expenditure in excess of a particular amount (→ priority; e.g. under an excess of loss treaty). This is in contrast to → proportional reinsurance.

Obligatory reinsurance (also: treaty reinsurance): reinsurance treaty under which the reinsurer participates in a → cedant's total, precisely defined insurance portfolio. This is in contrast to → facultative reinsurance.

Policy benefits for life and health contracts: value arrived at using mathematical methods for future liabilities (present value of future liabilities minus present value of future incoming premiums), primarily in life and health insurance.

Portfolio: all risks assumed by a direct insurer or reinsurer on an overall basis or in a defined sub-segment (e.g. class of business, country).

Premium: agreed remuneration for the risks accepted from an insurance company. Unlike the earned premiums, the written premiums are not deferred.

Priority: direct insurer's loss amount stipulated under → non-proportional reinsurance treaties; if this amount is exceeded, the reinsurer becomes liable to pay. The priority may refer to an individual loss, an → accumulation loss or the total of all annual losses.

Program business: a speciality of the US insurance market written by insurers working in very close cooperation with reinsurers and highly specialised managing general agents. The segment is typically focused on niche and non-standard coverages and hard-to-place risks.

Property and casualty (re-)insurance: collective term for all classes of business which in the event of a claim reimburse only the incurred loss, not a fixed sum insured (as is the case in life and personal accident insurance, for example). This principle applies in all classes of property and liability insurance.

Proportional reinsurance: reinsurance treaties on the basis of which shares in a risk or → portfolio are reinsured under the prevailing original conditions. → Premiums and losses are shared proportionately on a pro-rata basis. This is in contrast to → non-proportional reinsurance.

Provision: liability item as at the balance sheet date to discharge obligations which exist but whose extent and / or due date is / are not known. Technical provisions, for example, are for claims which have already occurred but which have not yet been settled, or have only been partially settled (= provision for outstanding claims, abbreviated to: claims provision).

Rate: percentage rate of the reinsured portfolio which is to be paid to the reinsurer as reinsurance premium under a → non-proportional reinsurance treaty.

Reinsurer: company which accepts risks or portfolio segments from a → direct insurer or another reinsurer in exchange for an agreed premium.

Reserve ratio: ratio of (gross or net) technical provisions to the (gross or net) premiums.

Retention: the part of the accepted risks which an insurer/reinsurer does not reinsure, i.e. shows as → net. (Retention ratio: percentage share of the retention relative to the gross premiums written).

Retro: *cf.* → Gross / Retro / Net

Retrocession: ceding of risks or shares in risks which have been reinsured. Retrocessions are ceded to other reinsurers in exchange for a pro-rata or separately calculated premium.

Securitisation instruments: innovative instruments for transferring reinsurance business to the capital markets with the goal of refinancing or placing insurance risks.

Technical result: the balance of income and expenditure allocated to the insurance business and shown in the technical statement of income (after additional allowance is made for the allocation to / withdrawal from the fluctuation reserve: net technical result).

Unearned premiums: premiums written in a financial year which are to be allocated to the following period on an accrual basis. This item is used to defer written premiums.

US GAAP (United States Generally Accepted Accounting Principles): internationally recognised US accounting principles. Not all the provisions which together constitute US GAAP have been codified. US GAAP comprises not only defined written statements but also, for example, standard accounting practices in specific industries.

Volatility: measure of the variability of stock prices, interest rates and exchange rates. Standard practice is to measure the volatility of a stock price by calculating the standard deviations of relative price differences.

Hannover Re Individual **ANNUAL REPORT**

1999

hannover re

KEY FIGURES *of Hannover Re*

Figures in EUR million	1999	+/- previous year	1998	1997
Gross written premium	3 611.3	+24.2%	2 907.2	2 608.9
Net premium earned	2 216.5	+19.4%	1 855.8	1 894.6
Technical result	-156.6	+197.7%	-52.6	-58.0
Allocation to the equalisation reserve and similar provisions	53.9	-45.5%	98.9	81.4
Investment result	524.4	+40.1%	374.3	323.3
Profit or loss on ordinary activities before tax	108.8	+52.2%	71.5	68.9
Profit or loss for the financial year	95.8	+100.4%	47.8	42.6
Investments	7 259.9	+21.0%	6 002.3	5 921.6
Capital and reserves incl. surplus debenture (Genussrechtskapital)	406.0	+12.7%	360.3	360.4
Equalisation reserve and similar provisions	746.6	+7.8%	692.7	593.8
Net technical provisions	5 413.8	+18.3%	4 575.7	4 342.6
Total capital, reserves and technical provisions	6 566.4	+16.7%	5 628.7	5 296.8
Number of employees	489	+25	464	428
Retention	61.0%		65.3%	72.1%
Loss ratio*	79.8%		73.8%	68.4%
Expense ratio*	28.4%		29.8%	29.7%
Combined loss/expense ratio*	108.2%		103.6%	98.1%

* excluding life and health reinsurance

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl
Chairman
Chairman of the Executive Board of HDI Haftpflichtverband der Deutschen Industrie V.a.G.

Other posts*
Chairman of the Supervisory Board
- E+S Rückversicherungs-AG, Hannover
- ASPECTA Lebensversicherung AG, Hamburg
- ASPECTA Versicherung AG, Hamburg
- HDI Lebensversicherung AG, Hamburg
- CiV Lebensversicherung AG, Hilden
- CiV Versicherung AG, Hilden
- HDI Rechtsschutz Versicherung AG, Hannover
- HDI International Holding N.V., The Hague

Member of the Supervisory Board
- PB Versicherung AG, Hilden
- PB Lebensversicherung AG, Hilden

Member of the Administrative Board
- BNC Assicurazioni S.p.A., Rome

Dr. Paul Wieandt
Deputy Chairman
Former Chairman of the Executive Board of BfG Bank AG

Other posts*
Member of the Supervisory Board
- Lentjes AG, Düsseldorf
- HPL Holding B.V., Rotterdam
- Trespa International B.V., Weert

Karola Böhme**

Dr.-Ing. Horst Dietz
Chairman of the Executive Board of ABB AG

Other posts*
Chairman of the Supervisory Board
- ABB Automation Systems GmbH, Eschborn
- ABB Automation Utility GmbH, Mannheim

Member of the Administrative Board
- Asea Brown Boveri AG, Baden

Member of the Supervisory Board
- ABB Automation Products GmbH, Göttingen
- ABB Stotz-Kontakt GmbH, Heidelberg
- ABB Turbinen Nürnberg GmbH, Nuremberg

* Membership of supervisory boards and comparable control boards required by law at other companies in Germany and abroad

**Staff representative

Dr. Erwin Möller
Member of the Executive Board of HDI Haftpflichtverband der Deutschen Industrie V.a.G.

Other posts*
Member of the Supervisory Board
- Hannover International Insurance (Nederland) N.V., Rotterdam
- Hannover International AG für Industrieversicherungen, Vienna
- Hannover International (Belgique) S.A., Brussels
- Hannover International España, S.A., Madrid
- HDI International Holding N.V., The Hague
- CiV Lebensversicherung AG, Düsseldorf
- HDI Lebensversicherung AG, Hamburg
- HDI Asset Management GmbH, Hannover
- ASPECTA Lebensversicherung AG, Hamburg
- Euro International Reinsurance S.A., Luxembourg
- BNC Assicurazioni S.p.A., Rome
- PB Lebensversicherung AG, Düsseldorf
- PB Versicherung AG, Düsseldorf
- M.M. Warburg & Co. KGaA, Hamburg

Ass. jur. Otto Müller**

Ass. jur. Renate Schaper-Stewart**

Rudolf Schwan
Former member of the Executive Board of RWE AG

Eberhard Wild
Member of the Executive Board of Bayernwerk AG

Other posts*
Chairman of the Supervisory Board
- Bayernwerk Kernenergie GmbH, Munich

Deputy Chairman of the Supervisory Board
- Kernkraftwerke Grundremmingen Betriebsgesellschaft mbH, Grundremmingen

Member of the Supervisory Board
- Gesellschaft für Nuklearservice, Essen
- Kraftübertragungswerke Rheinfelden AG, Rheinfelden
- Kraftwerk Laufenburg, Laufenburg
- Bayernwerk Wasserkraft AG, Landshut
- Überlandwerk Unterfranken AG, Würzburg

Executive Board (Vorstand)

Wilhelm Zeller
Hannover Re (Chairman),
E+S Rückversicherungs-AG (Chairman),
Talanx AG

Other posts*
- Baltimore Casualty Insurance Company, New York
- CG America Corporation, New York
- Clarendon America Insurance Company, New York
- Clarendon Insurance Group, Inc., New York
- Clarendon Insurance Company Bermuda Ltd., New York
- Clarendon National Insurance Company, New York
- Clarendon Select Insurance Company, New York
- E+S Reinsurance (Ireland) Ltd., Dublin
- Euro International Reinsurance S.A. (EIR), Luxembourg
- Hannover Finance, Inc., New York
- Hannover Life Re of Australasia Ltd, Sydney (Deputy Chairman)
- Hannover Finance (UK) Limited, Virginia Water
- Hannover Life Reassurance (Ireland) Ltd., Dublin (Chairman)
- Hannover Life Reassurance (UK) Limited, Virginia Water (Chairman)
- Hannover Life Services (UK) Limited, Virginia Water (Chairman)
- Hannover Reinsurance (Ireland) Ltd., Dublin (Chairman)
- Hannover Re Advanced Solutions Limited, Dublin (Chairman)
- Hannover Reinsurance Group Africa (Pty) Limited, Johannesburg (Chairman)
- Hannover Reinsurance Africa Limited, Johannesburg (Chairman)
- Hannover Life Reassurance Africa Limited, Johannesburg (Chairman)
- Harbor Specialty Insurance Company, New York
- HDI Reinsurance (Ireland) Ltd., Dublin (Chairman)
- Insurance Corporation of Hannover, Los Angeles (Chairman)
- International Insurance Company of Hannover Ltd., Eastleigh/Southampton
- Lion Holding, Inc., New York
- Hannover Life Reassurance Company of America, Orlando (Chairman)
- Twickenham Insurance Company, New York

Dr. Andreas-Peter Hecker
Hannover Re (Deputy Chairman),
E+S Rückversicherungs-AG

Other post*
- MRS Mediterranean Reinsurance Services Ltd., Athens

Dr. Wolf Becke
Hannover Re,
E+S Rückversicherungs-AG

Other posts*
- ASPECTA Lebensversicherungs-AG, Hamburg
- Hannover Life Reassurance (Ireland) Limited, Dublin
- Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg
- Hannover Life Reassurance Africa Ltd., Johannesburg
- Hannover Reinsurance Africa Ltd., Johannesburg
- ITAS Vita SpA, Trient (Member of the Administrative Board)
- Hannover Life Re of Australasia Ltd, Sydney
- Hannover Life Reassurance Company of America, Orlando
- Hannover Life Reassurance (UK) Limited, Virginia Water
- Hannover Life Services (UK) Limited, Virginia Water
- Hannover Re Sweden Insurance Company Limited, Stockholm (Chairman)
- Hannover Re Gestion de Réassurance France S.A., Paris (Chairman)
- Hannover Re Services Japan, Tokyo

Jürgen Gräber
Hannover Re,
E+S Rückversicherungs-AG

Other posts*
- E+S Reinsurance (Ireland) Ltd., Dublin
- Hannover Reinsurance (Ireland) Ltd., Dublin
- Hannover Re Sweden Insurance Company Limited, Stockholm
- Hannover Re Advanced Solutions Limited, Dublin
- HDI Reinsurance (Ireland) Ltd., Dublin
- Hannover Reinsurance Group Africa (Pty) Limited, Johannesburg

- Hannover Reinsurance Africa Limited, Johannesburg
- Hannover Life Reassurance Africa Ltd., Johannesburg
- Hannover Re Services Japan, Tokyo
- Inter-Ocean Holdings Ltd., Hamilton (Deputy Member)
- Inter-Ocean Reinsurance Company Ltd., Hamilton (Deputy Member)

Herbert K. Haas
Hannover Re,
E+S Rückversicherungs-AG

Other posts*
- Baltimore Casualty Insurance Company, New York
- CG America Corporation, New York
- Clarendon America Insurance Company, New York
- Clarendon Insurance Group, Inc., New York
- Clarendon Insurance Company Bermuda Ltd., New York
- Clarendon National Insurance Company, New York
- Clarendon Select Insurance Company, New York
- E+S Reinsurance (Ireland) Ltd., Dublin
- Hannover Life Re of Australasia Ltd, Sydney
- Hannover Life Reassurance (Ireland) Limited, Dublin
- Hannover Finance (UK) Limited, Virginia Water
- Hannover Life Reassurance (UK) Limited, Virginia Water
- Hannover Life Services (UK) Limited, Virginia Water
- Hannover Reinsurance (Ireland) Ltd., Dublin
- Hannover Services Ltd., London
- HR Services Asia Sdn. Bhd., Kuala Lumpur
- Insurance Corporation of Hannover, Los Angeles
- Intercontinental Reinsurance Inc., Los Angeles
- International Insurance Company of Hannover Ltd., Eastleigh/Southampton
- Harbor Specialty Insurance Company, New York
- Lion Holding, Inc., New York
- MRS Mediterranean Reinsurance Services Ltd., Athens
- Hannover Life Reassurance Company of America, Orlando
- Seven Continents Insurance Ltd., Hamilton
- Twickenham Insurance Company, New York

Udo Schubach
Hannover Re,
E+S Rückversicherungs-AG
(Deputy Chairman)

Dr. Detlef Steiner
Hannover Re,
E+S Rückversicherungs-AG

Other posts*
- Baltimore Casualty Insurance Company, New York
- CG America Corporation, New York
- Clarendon America Insurance Company, New York
- Clarendon Insurance Group, Inc., New York
- Clarendon Insurance Company Bermuda Ltd., New York
- Clarendon National Insurance Company, New York
- Clarendon Select Insurance Company, New York
- Hannover Finance Inc., New York
- HR Hannover Re, Correduría de Reaseguros, S.A., Madrid
- Hannover Re Gestion de Réassurance France S.A., Paris
- Hannover Re Sweden Insurance Company, Stockholm (Deputy Member)
- Hannover Services (México) S.A. de C.V., Mexico City
- Harbor Specialty Insurance Company, New York
- Insurance Corporation of Hannover, Los Angeles
- International Insurance Company of Hannover Ltd., Eastleigh/Southampton
- Lion Holding, Inc., New York
- Twickenham Insurance Company, New York

Dr. Michael Pickel
(Deputy Member from 1.1.2000),
Hannover Re,
E+S Rückversicherungs-AG

* Membership of supervisory boards and comparable control boards required by law at other companies in Germany and abroad

As in the previous year, we have combined parts of the management reports of the Hannover Re Group and the parent company in order to avoid unnecessary repetitions in our reporting. For this reason, the reader is referred to our Group report for remarks on the following areas:

- Economic climate
- Risk management
- Human resources
- Outlook

Business development

Since 1 January 1997 the parent company has transacted active reinsurance – with the exception of some parts of the business of its principal shareholder – exclusively in foreign markets. All German business is handled by our subsidiary E+S Rück. The geographical balance of the portfolio, which is important for both companies from the point of view of optimal risk spreading, is preserved by means of reciprocal retrocessions.

In the year under review we increased our gross written premium by 24.2% to EUR 3,611 million. The hardening of the retrocession markets led to a rise in our retention in property and casualty reinsurance. As a result of the strong growth in life and health reinsurance, on the other hand, we made greater use of our securitisation instruments and passed pre-financing costs on to the capital markets. The overall result of these opposing effects was a slightly lower retention in percentage terms; net premium earned thus posted a below-average increase of 19.4% to reach EUR 2,217 million. This growth was almost entirely attributable to international life, health and personal accident reinsurance. In regional terms, the most notable growth rates were achieved in the USA, Asia, Latin America and eastern Europe, whereas in other parts of Europe and in Africa our premium volume declined.

In the year under review the intense competitive pressure in property and casualty reinsurance resulted once again in a decline in premium levels, causing the technical result to suffer. Furthermore, for the second consecutive year a large number of catastrophe losses led to a deterioration in loss ratios. In addition to the earthquakes in Turkey, Greece and Taiwan as well as numerous aircraft crashes and typhoon "Bart" in Japan, the winter storms "Lothar" and "Martin" shortly before year-end contributed to substantially above-average claims levels from natural catastrophes and other major loss events. In life and health reinsurance business we have specialised in treaties containing a financing component. Under German accounting rules, prefinancing costs and single commissions must be written off immediately, with the result that the full amount is debited to the profit and loss account in the year of acquisition. Although we passed on some of these strains to the capital markets by way of our securitisation instruments, the considerable growth in our life and health reinsurance portfolio led to an additional straining of the technical account by such investment-related expenditure. Overall, therefore, the technical result deteriorated markedly from EUR -53 million to EUR -157 million.

As a consequence of the higher loss ratios, the allocation to the equalisation reserve also fell sharply to EUR 54 million (EUR 99 million). On balance, the net technical result declined to EUR -211 million (EUR -151 million).

Against the backdrop of booming stock markets and bond markets burdened by sharp interest rate rises, our ordinary investment earnings – which derive largely from interest on fixed-income securities – nevertheless climbed by 12% from EUR 317 million to EUR 356 million. In our stock portfolio, in particular, we also undertook various regroupings during the year and we realised price gains – in part because of the at times enormous price rises for technology stocks. As a consequence of this we were able to generate profits on disposals on a par with the high level of the previous year. This item was also affected by a special factor: we combined our two subsidiaries in the United Kingdom under a single UK holding company. This resulted in the release of both companies' hidden reserves, thereby generating extraordinary tax-exempt income of EUR 56.8 million. After making allowance for this factor, profits on disposals more than doubled to reach EUR 226 million. However, this was not achieved at the expense of the reserves in the investments, which increased from EUR 827 million to EUR 878 million. The book values of the investment portfolio again rose sharply overall to EUR 7.3 billion.

Boosted by the aforementioned special factor, the investment result thus increased by 40% to EUR 524 million. In particular due to the higher interest expenditure, other expenses climbed sharply. Overall, the profit on ordinary activities improved substantially by 51% from EUR 72 million to EUR 109 million.

Our tax burden was almost halved in the year under review from EUR 23.7 million to EUR 12.9 million. This reflects the impact of various, sometimes contradictory factors. In the previous year we had made provision for further tax demands from the revenue authorities following a company audit and constituted additional tax reserves. The elimination of this one-off expenditure appreciably eased the strain on the 1999 financial year compared to the previous year. The so-called "Tax Relief Act" introduced by the Federal Government brought into effect a number of new provisions, which were first applicable to the 1999 financial year and which placed a significant load on the insurance industry. Major repercussions of these regulations were the more realistic valuation and the discounting of the loss reserves. Both provisions lead to the earlier realisation of expected run-off profits and capital yields, hence bringing forward the taxation of future earnings. In our profit and loss account for the purposes of commercial law this additional tax expenditure is opposed by corresponding deferred taxes on the assets side. This item represents, as it were, a "tax prepayment" on future earnings and it is written back in our commercial-law income statement in line with the future realisation of these earnings. Further positive impacts on our tax burden derived both from the tax-exempt income associated with the transfer of our UK subsidiaries and the tax-exempt dividend payments of our subsidiaries.

Overall, therefore, the annual profit was exactly double that of the previous year, rising from EUR 48 million to EUR 96 million. We thus recorded our fifth record result in succession. In accordance with our shareholder-friendly dividend policy, we have to date distributed our profit for the year in full to shareholders, as a consequence of which the level of retained earnings is very low. Amongst other things, the disclosure of deferred taxes on the assets side with a full distribution entitlement is linked to the existence of a corresponding level of retained earnings. For this reason, we allocated the earnings realised from the transfer of the UK companies almost entirely (EUR 46 million) to retained earnings in order to maintain the company's real assets and we shall propose to the Annual General Meeting that the operating profit be distributed in full to shareholders as in previous years. The gross dividend distribution increased again to EUR 71 million (previous year: EUR 53 million).

Premium development

Although Hannover Re has transacted active reinsurance solely in foreign markets since 1 January 1997, we received a substantial volume of German business – accounting for 18% of our total portfolio compared to 20.5% in the previous year – through intergroup retrocessions from our subsidiary E+S Rück. Developments in the German market thus continued to be of relevance to our company.

Development per class of business as % of the total portfolio


1998
1999
13.0
11.6
10.6
10.4
1.7
1.4
12.5
11.8
5.9
4.8
5.0
5.2
24.9
22.4
26.4
32.4
Fire
Liability
Personal accident
Motor
Aviation
Marine
Life
Other classes

Fire

Our portfolio of fire business grew by 10.3%. This growth applied to virtually all regions, although premium increases were most notable in Germany, the United Kingdom and Japan. Only in Latin America did our premium income decline. Whilst Germany continued to be our largest single market in terms of premium volume, we retrocede a large portion of our acceptances here and the retention is therefore relatively low.

Declining rates in industrial fire business were still a hallmark of the German market. The premium level, which remained wholly inadequate, similarly made itself felt on our portfolio; the technical result again deteriorated sharply. The US fire insurance market was hit by a large number of major losses, leaving results at the unsatisfactory level of the previous year. In Asia, on the other hand, the situation improved markedly and we achieved satisfactory technical results in this market.

Fire

in EUR million	1999	1998
Gross written premium	417.9	379.0
Loss ratio (%)	81.8	70.7
Technical result (net)	-26.8	-13.0

Overall, both the loss ratio and the technical result deteriorated appreciably in this class of business. This led to a withdrawal from the equalisation reserve in the amount of EUR 30.3 million.

Liability

With a premium income increase of 22.8% we substantially expanded our liability business. Most notably in the USA and the United Kingdom, this increase was well in excess of exchange-rate factors and thus constituted real growth in these regions. In the South American market, which had previously been dominated almost exclusively by property insurance, the liability classes of insurance are also developing and we have participated in their growth. Africa was the only territory in which our premium volume declined.

Owing to the fact that the previous year's result was positively influenced by a special effect, the slight decline in the technical result can nevertheless be assessed as highly satisfactory. Despite sizeable expansion, we made no compromises over pricing. Favourable profit contributions derived, most notably, from the USA, Asia and Latin America.

Liability

in EUR million	1999	1998
Gross written premium	377.3	307.3
Loss ratio (%)	75.6	66.1
Technical result (net)	2.3	6.0

The good underwriting profit made possible a further allocation of the equalisation reserve in the amount of EUR 46.3 million. In the year under review we strengthened the IBNR reserve by EUR 43.3 million.

Personal Accident

Our volume of business in the personal accident class was almost exactly on a par with the previous year's level. This was also largely true of the geographical distribution of our premium income. Growth stemmed from the USA and South America, whereas premiums declined in the United Kingdom.

Personal Accident

in EUR million	1999	1998
Gross written premium	49.3	49.8
Loss ratio (%)	58.9	54.9
Technical result (net)	-1.6	0.8

Personal accident business has been generating stable, satisfactory profits for a number of years. Since the loss reserves in some cases are run off over quite a protracted period, this class accounts for correspondingly large investment income from the perspective of the business result. The slight technical deficit thus produced a favourable profit contribution overall.

The amount of EUR 3.4 million was allocated to the equalisation reserve.

Motor

Our motor portfolio posted growth of 17.1%. However, since we ceded a larger share of business to retrocessionaires, net premium rose by just 4.2%. Taking into account exchange-rate factors, particularly in the strong growth regions of the United Kingdom and the USA, our participation in this class of business actually decreased in real terms. In South America, on the other hand, we considerably expanded our business volume.

Motor

in EUR million	1999	1998
Gross written premium	425.0	362.8
Loss ratio (%)	100.6	97.4
Technical result (net)	-66.1	-53.3

The share of our gross premium income generated by the German market contracted in this class of business. Deregulation coupled with the practice of constantly granting new types of discounts have caused a fall in prices, the full effects of which were felt in the year under review. Initial indications of a trend reversal have not as yet significantly impacted results. The motor business reinsurance we have written has been increasingly of a non-proportional nature, as a consequence of which our portfolio showed only a slight deterioration in the overall technical result. The performance of business in Japan and the other Asian markets was highly gratifying, while in the USA the prevailing market conditions led to losses.

Due to the further deterioration in the loss ratio, an amount of EUR 2.4 million was withdrawn from the equalisation reserve.

We boosted the IBNR reserve for motor third party liability business by EUR 15.1 million.

Aviation

We have accorded long-term strategic priority to the expansion of our aviation and space business. Whereas in the previous year the state of the market had prevented any growth in business volume in this class, our premium income in the year under review posted a slight increase of 2.0% – attributable not least to movements in exchange rates. The London market and the USA generate the bulk of our aviation and space business. Our premium growth derived primarily from our commitments in the US market, whereas the business written in the London Market continued to contract markedly.

The fierce competition in aviation insurance makes it virtually impossible to conduct this class of business profitably, and the market results therefore remain inadequate. This situation was exacerbated by the fact that losses in this class were again high. In addition to several aircraft crashes and satellite losses, the crash of an Egypt Air flight marked the tragic climax to the 1999 claims year. In the reinsurance sector, niche markets, in particular, offered better conditions. We increased the proportion of non-proportional and facultative business and also reinforced our own reinsurance protection, thereby largely enabling us to divorce ourselves from this negative trend.

Aviation

in EUR million	1999	1998
Gross written premium	174.7	171.2
Loss ratio (%)	64.7	65.9
Technical result (net)	22.7	9.3

Our technical result improved; we allocated a further EUR 10.0 million to the equalisation reserve.

Marine

Since we write large parts of our marine portfolio in the USA and the United Kingdom, this class of business too was heavily influenced by exchange rate movements, with growth reaching 29.1%.

The marine market, in common with many other classes, was characterised by overcapacity and intense competition. Favourable developments were recorded by non-proportional business as well as certain classes of primary insurance. However, these did not suffice to enable us to generate positive income overall. While we succeeded in sharply reducing the technical deficit, we nevertheless closed with a negative technical result; this led to a withdrawal from the equalisation reserve in the amount of EUR 5.6 million.

Marine

in EUR million	1999	1998
Gross written premium	188.8	146.3
Loss ratio (%)	86.3	90.9
Technical result (net)	-10.6	-15.0

Life

We have assigned high strategic priority to the expansion of our life portfolio, which grew by 11.6% in the year under review. In the United Kingdom two major business relationships of the previous year no longer existed: one had been a one-off transaction, while in the other case the company concerned ceased to belong to our group of clients following a change of ownership. Premium income from the United Kingdom therefore declined by almost EUR 100 million. This decrease, however, contrasted with the generally successful expansion of our portfolio – most notably in the United States and Germany.

Life

in EUR million	1999	1998
Gross written premium	808.3	724.6
Technical result (net)	-19.9	11.8

One reason for the surge in new business in Germany is the growing general uncertainty surrounding the future of state old-age pensions. Most significantly, however, the intensified debate in the second half of 1999 relating to the taxation of life insurance policies brought about a massive rise in new business. In the case of our portfolio this particularly affected unit-linked life insurance, which now generates a sizeable share of total new business market-wide.

In life reinsurance business we have continued to specialise in financing transactions. In addition to risk transfer, we finance the high initial acquisition costs incurred by life insurers as they build up a portfolio and – especially in the USA – we assume entire portfolios against payment of a single commission by way of so-called block assumption transactions. This pre-financing expenditure accrues to our account as earnings in subsequent years. Our growth in the USA was very much founded on the expansion of these block assumption transactions.

The pre-financing effects associated with such arrangements – which are largely investment-orientated by nature – place an immediate strain on our technical account, thus producing sharply negative results especially in growth regions. On balance, the overall growth generates a technical deficit, although this is counterbalanced by a corresponding increase in the embedded value of our in-force portfolio.

The portfolio of reinsured life insurance developed as follows in the year under review (foreign currency amounts have been converted using the exchange rates as at 31 December 1999):

Life reinsurance portfolio (in EUR million)	1999	1998
Total business reinsured		
sum insured	135 609.0	121 805.1
of which retroceded	49 532.9	44 052.1
Endowment insurance		
sum insured	134 988.0	118 760.6
of which retroceded	49 407.2	43 368.9
Annuity and pension insurance		
12 times annual annuity	621.0	3 044.5
of which retroceded	125.7	683.2

Other classes

In accordance with German accounting requirements, the following classes of business are shown combined under other classes: health, legal protection, burglary and robbery, water damage, plate glass, windstorm, comprehensive householder's (contents), comprehensive householder's (buildings), hail, livestock, engineering, omnium, credit and surety, extended coverage, nuclear plant property, other property damage, fire loss of profits, engineering and other loss of profits, other pure financial losses and fidelity.

Health insurance, with growth in excess of 120%, was the principal contributor to the increase of 52.7% in gross premium income recorded by the other classes of insurance. This expansion derived almost exclusively from the USA, where we supported our subsidiary Hannover Life Re of America based in Orlando, Florida, with the assumption of large transactions. The concept of block assumption transactions, which is very successful in the US life insurance sector, was also applied to health insurance. Just as in life insurance, the pre-financing costs incurred in this connection are immediately debited to our profit and loss account and they therefore placed a significant strain on the result in this class of business. Nevertheless, it should be remembered that these burdens also constitute investments, since the financing expenditure will accrue to our account in subsequent years and boost earnings.

In credit and surety business, one of our strategic target classes, we generated premium growth of more than 10% despite a selective underwriting policy, and we have now attained a respectable market position worldwide. Marked by increasingly fierce competition, this class is characterised by a very high degree of concentration among global insurance groups as well as growing globalisation of the various national markets. Despite continuing high insolvency figures, the loss ratios in Germany showed further appreciable improvement following the steps which were taken to restore business to profitability. The claims in international credit and surety business rose slightly, albeit without any significant major losses. We were therefore again able to achieve an overall technical profit in this class of business in the year under review.

Other classes

in EUR million	1999	1998
Gross written premium	1 170.0	766.2
Loss ratio (%)	74.9	66.1
Technical result (net)	-56.6	0.8

The winter storms "Lothar", "Martin" and "Anatol" as well as hurricane "Floyd" and typhoon "Bart" clearly left their mark on windstorm insurance. Compared to the previous year, we had considerably reduced our acceptances in this class of business due to the unsatisfactory market conditions. It is also for this reason that the high number of major windstorm losses impacted our account to a relatively modest extent. Nevertheless, we were unable to entirely divorce ourselves from these negative factors and we therefore showed a technical deficit.

On an overall basis, the result in the other classes deteriorated notably, although this primarily reflected the effects of health and windstorm insurance business. Nevertheless, on balance an amount of EUR 32.6 million was allocated to the equalisation reserve.

Affiliated companies

We received adequate consideration for all transactions with affiliated companies according to the circumstances of which we were aware at the time when the transactions were effected.

We incurred no losses requiring compensation as defined by § 311 (1) of the Stock Corporation Act (AktG). The measures taken did not adversely affect our company.

Proposal for the distribution of profits

We intend to propose to the Annual General Meeting that the disposable profit should be distributed as follows:

	EUR
Payment of a dividend of EUR 2.05 on each currently participating no-par value bearer share	34 292 840.75
Payment of a dividend of EUR 1.28 on each no-par value registered share which has been partially paid up to the extent of 62.5%, and of EUR 1.20 on each no-par value registered share which has been partially paid up to the extent of 58.3%	16 000 000.00
Profit carried forward	7 159.25
	50 300 000.00

Other information

A joint administration arrangement exists between Hannover Re and our subsidiary E+S Rück and extends to all functions of the two companies.

Tax and real estate matters are largely handled on a central basis for the Group by HDI Haftpflichtverband der Deutschen Industrie V.a.G.

Since 1 July 1999 our investments are managed by HDI Asset Management GmbH.

BALANCE SHEET *as at 31 December 1999*

Assets Figures in EUR thousand	1999				1998
A. Subscribed capital unpaid				12 782	12 782
- called-up capital					
- (1998: -)					
B. Intangible assets:					
Other intangible assets				22 220	33 565
C. Investments					
I. Land and buildings, rights to land and buildings, leasehold			48 663		52 697
II. Investments in affiliated companies and participating interests					
1. Shares in affiliated companies		949 725			642 434
2. Loans to affiliated companies		158 994			125 851
3. Participating interests		111 204			95 237
			1 219 923		863 522
III. Other financial investments					
1. Shares, units in unit trusts and other variable-yield securities		1 221 508			1 229 884
2. Bearer debt securities and other fixed-income securities		1 932 882			1 728 167
3. Mortgages and loans secured on land and buildings		3 050			4 137
4. Other loans					
a) Registered debt securities	295 047				267 945
b) Debentures and loans	98 486				97 200
c) Sundry loans	28 121				28 121
		421 654			393 266
5. Deposits with banks		269 688			299 886
6. Other investments		5			5
			3 848 787		3 655 345
IV. Deposits with ceding companies			2 142 481		1 430 760
				7 259 854	6 002 324

Liabilities

Figures in EUR thousand	1999				1998
A. Capital and reserves					
I. Subscribed capital			75 493		75 493
II. Capital reserve			201 794		201 794
III. Retained earnings					
1. Statutory reserve		511			511
2. Reserve for own shares					
as at 1.1.1999	272				
Withdrawal	-42	230			272
3. Other retained earnings					
as at 1.1.1999	5 557				
Allocation	45 745	51 302			5 557
			52 043		6 340
IV. Disposable profit			50 300		47 806
				379 630	331 433
B. Surplus debenture (Genussrechtskapital)				76 694	76 694
C. Technical provisions					
I. Provision for unearned premiums					
1. Gross		422 025			386 811
2. Less: reinsurance ceded		105 348			92 757
			316 677		294 054
II. Life assurance provision					
1. Gross		1 485 704			1 231 038
2. Less: reinsurance ceded		479 473			412 473
			1 006 231		818 565
III. Provisions for outstanding claims					
1. Gross		5 515 993			4 238 691
2. Less: reinsurance ceded		1 464 099			834 210
			4 051 894		3 404 481
IV. Provision for bonuses and rebates					
1. Gross		2 268			3 062
2. Less: reinsurance ceded		937			1 636
			1 331		1 426
V. Equalisation reserve and similar provisions			746 637		692 718
VI. Other technical provisions					
1. Gross		63 098			69 663
2. Less: reinsurance ceded		25 429			12 485
			37 669		57 178
				6 160 439	5 268 422

Assets Figures in EUR thousand		1999		1998
D. Receivables				
I. Accounts receivable arising out of reinsurance operations		684 811		700 414
- from affiliated companies:				
78 167 (1998: 106 984)				
II. Other receivables		59 174		57 557
- from affiliated companies:			743 985	757 971
54 686 (1998: 48 560)				
E. Other assets				
I. Tangible assets and stocks		7 734		7 795
II. Current accounts with banks, cheques and cash in hand		66 098		72 857
III. Own shares		230		272
Nominal or par value:			74 062	80 924
8 (1998: 8)				
F. Prepayments and accrued income				
I. Accrued interest and rent		52 636		46 994
II. Other accrued income		885		942
			53 521	47 936
G. Probable tax relief in subsequent financial years in accordance with § 274 (2) of the Commercial Code (HGB)			45 746	-
			8 212 170	6 935 502

Liabilities Figures in EUR thousand	1999		1998
D. Provisions for other risks and charges			
I. Provisions for pensions and	19 330		17 231
II. Provisions for taxation	88 808		52 227
III. Other provisions	43 522		41 382
		151 660	110 840
E. Deposits received from retrocessionaires		846 308	513 995
F. Other liabilities			
I. Accounts payable arising out of reinsurance operations	505 773		534 183
- to affiliated companies:			
242 156 (1998: 206 537)			
II. Liabilities to banks	–		13 458
III. Miscellaneous liabilities	86 792		80 837
- from taxes:		592 565	628 478
270 (1998: 309)			
- for social security:			
524 (1998: 485)			
- to affiliated companies:			
61 658 (1998: 49 493)			
G. Accruals and deferred income		4 874	5 640
		8 212 170	6 935 502

PROFIT AND LOSS ACCOUNT *for the 1999 financial year*

Figures in EUR thousand	1999			1998
I. Technical account				
1. Earned premiums, net of retrocession				
a) Gross written premiums	3 611 278			2 907 192
b) Retrocession premiums	1 408 931			1 008 808
		2 202 347		1 898 384
c) Change in the gross provision for unearned premiums (+/-)	11 896			-72 485
d) Change in the provision for unearned premiums, retrocessionaires' share (+/-)	2 285			29 940
		14 181		-42 545
			2 216 528	1 855 839
2. Allocated investment return transferred from the non-technical account, net of retrocession			95 582	50 314
3. Other technical income, net of retrocession			3	–
4. Claims incurred, net of retrocession				
a) Claims paid				
aa) Gross	2 269 405			1 379 245
bb) Retrocessionaires' share	833 239			502 914
		1 436 166		876 331
b) Change in provisions for outstanding claims				
aa) Gross	-755 371			-728 109
bb) Retrocessionaires' share	549 157			389 041
		-206 214		-339 068
			1 642 380	1 215 399
5. Changes in other technical provisions, net of retrocession				
a) Net life assurance provision		-206 814		-163 789
b) Other net technical provisions		-833		598
			-207 647	-163 191
6. Bonuses and rebates, net of retrocession			866	196
7. Operating expenses, net of retrocession				
a) Gross acquisition expenses		1 147 646		872 684
b) Less: commissions and profit commissions received on retrocession		532 603		294 904
			615 043	577 780
8. Other technical charges, net of retrocession			2 785	2 182
9. Subtotal			-156 608	-52 595
10. Change in the equalisation reserve and similar provisions			-53 919	-98 901
11. Net technical result			-210 527	-151 496

Figures in EUR thousand	1999				1998
Balance brought forward:				-210 527	-151 496
II. Non-technical account					
1. Investment income					
a) Income from participating interest		58 717			39 448
- affiliated companies:					
54 143 (1998: 35 468)					
b) Income from other investments					
- affiliated companies:					
46 813 (1998: 14 834)					
aa) Income from land and buildings, rights to land and buildings, leasehold	4 833				4 756
bb) Income from other investments	292 413				272 827
		297 246			277 583
c) Appreciation on investments		28 504			1 100
d) Gains on the realisation of investments		225 703			102 501
			610 170		420 632
2. Investment charges					
a) Investment management charges, including interest		10 278			8 765
b) Depreciation		47 008			22 108
- extraordinary depreciation in accordance with § 253 (2) item 3 of the Commercial Code (HGB)					
3 168 (1998: 3 191)					
c) Losses on the realisation of investments		28 461			15 473
			85 747		46 346
			524 423		374 286
3. Allocated investment return transferred to the technical account			-108 910		-65 420
				415 513	308 866
4. Other income			52 685		31 748
5. Other charges					
a) Special allocation to provisions for outstanding claims		58 387			54 810
b) Miscellaneous charges		90 507			62 838
			148 894		117 648
				-96 209	-85 900
6. Profit or loss on ordinary activities before tax				108 777	71 470

Figures in EUR thousand	1999			1998
Balance brought forward:			108 777	71 470
7. Taxes on profit and income	8 792			15 828
plus allocation for group assessment	3 134			7 295
		11 926		23 123
8. Other taxes	1 058			714
plus allocation for group assessment	-52			-123
		1 006		591
			12 932	23 714
9. Profit or loss for the financial year			95 845	47 756
10. Profit brought forward from previous year			158	50
11. Withdrawal from retained earnings:				
a) from the reserve for own shares			42	–
b) from other retained earnings			–	272
12. Allocation to retained earnings:				
a) to the reserve for own shares			–	272
b) to other retained earnings			45 745	–
13. Disposable profit			50 300	47 806

Valuation of assets

The valuation was carried out in accordance with the provisions of §§ 341 ff. of the Commercial Code (HGB). The methods have been retained unaltered.

Other intangible assets were valued at the acquisition costs less scheduled depreciation in accordance with the normal operational useful life or the average period of the underlying contracts.

Property has been valued at the purchase or construction cost less permitted depreciation under tax law.

Shares in affiliated companies and participations were valued on a purchase cost basis. Special write-offs were included.

Loans to affiliated companies are valued at nominal value less amortisation taking into account write-downs to going-concern value.

Shares, units in unit trusts and other variable-yield securities as well as bearer debt securities and other fixed-income securities are valued according to the strict principle of cost or market value – whichever is lower – in accordance with § 341 b (2) in conjunction with § 253 (3) of the Commercial Code (HGB).

The valuation of derivative instruments was carried out on a Mark-to-Market basis.

We valued mortgages and loans secured on land and buildings, registered debt securities, debentures and loans at nominal value taking into account amortisation and depreciation.

Write-ups were effected in accordance with § 280 (1) of the Commercial Code (HGB).

Deposits with banks, cash in hand, deposits and accounts receivable arising out of reinsurance operations and other debts were valued at nominal amounts. Valuation adjustments were set up for default risks.

Fixed assets and stock are valued at the purchase cost less straight-line or declining-balance depreciation. Low-value items were written off in the year of purchase.

Valuation of liabilities

We always entered the provision for unearned premiums, life assurance provision, provisions for outstanding claims, provisions for bonuses and rebates and other technical provisions as liabilities according to the information provided by the ceding companies.

The basis for the valuation of the provision for unearned premiums is the reinsurance premium less 92.5% of the reinsurance commission in accordance with the NRW order dated 29 May 1974. In marine insurance the provision for unearned premiums and the provisions for outstanding claims were regarded as one unit and shown as provisions for outstanding claims. It was determined on the basis of the so-called English system. The provision is replaced by a provision established in accordance with general principles no later than three years after the year following the year of subscription.

Where the provisions indicated by the ceding companies are not expected to be adequate, we have increased them by appropriate additional amounts. Where no information was available from cedants, the provisions were estimated in the light of the business experience to date. The results of new treaties were at least neutralized. In some cases, provisions have been determined on an actuarial basis. If necessary, additional or complete estimates of the corresponding portfolio or profit elements were carried out where ceding company accounts with substantial premium income were missing. Missing ceding company accounts with a low premium income were included in the following year. The estimated gross premium income is less than 3% of the total volume.

In the Liability and Motor Third Party Liability classes we set up IBNR claims reserves for excess of loss treaties. The calculation was largely carried out in accordance with statistical mathematical methods.

The shares of retrocessionaires in the technical reserves were determined on the basis of the reinsurance contracts.

The equalisation reserve was set up in accordance with the annex to § 29 of the regulation on the presentation of insurance company accounts (RechVersV); the similar provisions were constituted in accordance with § 30 of the regulation on the presentation of insurance company accounts (RechVersV).

The provision for pensions was established according to the fractional value method as per § 6a of the Income Tax Act (EStG). The standard tables of Dr. Klaus Heubeck were used as a basis for this with an accounting interest rate of 6%.

In our opinion, the provisions for taxation and other provisions take into account all identifiable risks and uncertain liabilities. In the case of tax expenditure which relates to the financial year under the provisions of tax law, but for which probable tax relief will arise in subsequent years, an item on the assets side was established in accordance with § 274 (2) of the Commercial Code (HBG). This relates to corporation tax based on a rate of taxation of 40%, the German reunification charge and trade earnings tax.

Other liabilities are valued at nominal amounts.

Currency conversion

We converted the assets and liabilities entered in the balance sheet and the expenses and profit shown in the profit and loss account, which were carried in foreign currencies, into Euros at the average exchange rates for the respective balance sheet date.

Balance sheet items taken over from the previous year were also converted into Euros at the average exchange rates as at the end of the year. In order to reduce currency risks as far as possible, we have endeavoured to ensure that there is congruent cover for liability elements by setting up corresponding asset elements in the different currencies. In the case of foreign currencies in which we hold investments, we allocated the profits arising out of revaluation – after offsetting against losses within the financial year – to the reserve for currency risks as unrealised profits. Exchange-rate losses from these investment currencies were – where possible – neutralised by releases from the reserve. In addition, this reserve is written back on a year-by-year basis.

Miscellaneous

The technical interest results in the main from the interest earned on an investment on the basis of the life assurance provision. Standard methods were used for the calculation.

Notes on assets

The change in asset items B., C.I. to C. III. was as follows during the 1999 financial year:

Figures in EUR thousand	Book values 31.12.1998	Additions	Transfers	Disposals	Write-ups	Deprecia-tion	Book values 31.12.1999
B. Intangible assets:							
Other intangible assets	33 565	3 359	–	2	–	14 702	22 220
C. I. Land and buildings, rights to land and buildings, leasehold	52 697	384	–	2 270	–	2 148	48 663
C. II. Investments in affiliated companies and participating interests							
1. Shares in affiliated companies	642 434	509 118	–	207 703	5 876	–	949 725
2. Loans to affiliated companies	125 851	46 322	–	13 179	–	–	158 994
3. Participating interests	95 237	18 220	–	488	38	1 803	111 204
4. Total C. II.	863 522	573 660	–	221 370	5 914	1 803	1 219 923
C. III. Other financial investments							
1. Shares, units in unit trusts and other variable-yield securities	1 229 884	282 252	–	282 906	8 247	15 969	1 221 508
2. Bearer debt securities and other fixed-income securities	1 728 167	1 381 982	9 973	1 175 084	13 566	25 722	1 932 882
3. Mortgages and loans secured on land and buildings	4 137	–	–	1 087	–	–	3 050
4. Other loans							
a) Registered debt securities	267 945	52 645	-9 973	15 570	–	–	295 047
b) Debentures and loans	97 200	12 419	–	11 133	–	–	98 486
c) Sundry loans	28 121	–	–	–	–	–	28 121
5. Deposits with banks	299 886	–	–	30 198	–	–	269 688
6. Other	5	–	–	–	–	–	5
7. Total C. III.	3 655 345	1 729 298	–	1 515 978	21 813	41 691	3 848 787
Sum total	4 605 129	2 306 701	–	1 739 620	27 727	60 344	5 139 593

Land and buildings and rights to land and buildings

On 31 December1999 the company had at its disposal five developed properties with business and other buildings, one property with residential buildings, one floor of offices and shares of EUR 18,270 thousand in two developed properties.

Shares in affiliated companies and participations

A complete list of shareholdings has been compiled separately in accordance with § 287 of the Commercial Code (HGB) and is deposited with the Hannover Commercial Register under HRB 6778.

Name and registered office of the company Figures in currency units of 1 000	Participation (in %)	Capital and reserves (§266 (3) Commercial Code)		Result for the last financial year	
shares in affiliated companies					
Companies resident in Germany					
E+S Rückversicherungs-AG, Hannover/Germany	50.09	EUR	120 281	EUR	9 800
holds 45.00% of the shares in:					
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Germany		EUR	30 245	EUR	807
holds 100.00% of the shares in:					
E+S Reinsurance (Ireland) Ltd., Dublin/Ireland		EUR	170 916	EUR	15 796
holds 33.33% of the shares in:					
Hannover Re Advanced Solutions Ltd., Dublin/Ireland		EUR	461	EUR	89
holds 50.00% of the shares in:					
Hannover Life Re of Australasia Ltd, Sydney/Australia		AUD	140 268	AUD	11 307
holds 56.93% of the shares in:					
Hannover Finance, Inc., Wilmington/USA		USD	172 314	USD	-1 038
holds 25.00% of the shares in:					
WeHaCo Unternehmensbeteiligungs-AG, Hannover /Germany		DEM	110 125	DEM	34 688
GbR Hannover Rückversicherungs-AG/ E+S Rückversicherungs-AG-Grundstücksgesellschaft, Hannover/Germany	45.00	EUR	30 245	EUR	807
GGA Großgemeinschafts-Antennenanlagen Lizenz- und Betriebs-GmbH, Hannover/Germany	100.00	EUR	-8 197	EUR	-543
HDI Immobilienfonds Nr. 4 Nürnberg Bucher KG, München/Germany	99.77	EUR	-2 453	EUR	-325
shares in affiliated companies					
Companies resident in Germany					
Hannover Life Reassurance (Ireland) Ltd., Dublin/Ireland	100.00	EUR	100 048	EUR	48
Hannover Reinsurance (Ireland) Ltd., Dublin/Ireland	100.00	EUR	225 278	EUR	40 021

Name and registered office of the company Figures in currency units of 1 000	Participation (in %)	Capital and reserves (§266 (3) Commercial Code)		Result for the last financial year	
Hannover Re Advanced Solutions Ltd., Dublin/Ireland	33.33	EUR	461	EUR	89
Hannover Life Re of Australasia Ltd, Sydney/Australia	50.00	AUD	140 268	AUD	11 307
Hannover Reinsurance Group Africa (Pty) Ltd., Johannesburg/South Africa	69.68	ZAR	291 075	ZAR	52 560
holds 100.00% of the shares in:					
Hannover Reinsurance Africa Ltd., Johannesburg/South Africa		ZAR	278 768	ZAR	106 812
holds 100.00% of the shares in:					
Hannover Life Reassurance Africa Ltd., Johannesburg/South Africa		ZAR	20 000	ZAR	5 000
holds 100.00% of the shares in:					
Lireas Holdings (Pty) Ltd., Johannesburg/South Africa		ZAR	1 735	ZAR	-3 378
holds 100.00% of the shares in:					
Indoc Holdings S.A., Luxembourg/Luxembourg		CHF	5 865	CHF	60
holds 100.00% of the shares in:					
Hannover Reinsurance Mauritius Ltd., Port Louis/Mauritius		MUR	184 306	MUR	46 531
Hannover Life Reassurance Company of America, Orlando/USA	100.00	USD	81 807	USD	-9 821
Insurance Corporation of Hannover, Chicago/USA	100.00	USD	217 968	USD	5 187
Hannover Finance (UK) Limited, London/UK	100.00		–		–
holds 100.00% of the shares in:					
Hannover Life Services (UK) Ltd., Virginia Water/UK		GBP	50	GBP	3
holds 100.00% of the shares in:					
International Insurance Company of Hannover Ltd., London/UK		GBP	56 950	GBP	1 800
holds 100.00% of the shares in:					
Hannover Life Reassurance (UK) Ltd., Virginia Water/UK		GBP	19 113	GBP	-2 785
holds 100.00% of the shares in:					
Hannover Services Ltd., London/UK		GBP	125	GBP	11

Name and registered office of the company Figures in currency units of 1 000	Participation (in %)	Capital and reserves (§266 (3) Commercial Code)		Result for the last financial year	
Hannover Re Sweden Insurance Company Ltd., Stockholm/Sweden	100.00	SEK	122 912	SEK	-7 347
Hannover Finance Inc., Wilmington/USA	43.07	USD	172 314	USD	-1 038
▭ holds 100.00% of the shares in:					
Lion Holding, Inc., Wilmington/USA		USD	276 578	USD	30 582
▭ holds 100.00% of the shares in:					
C G America Corporation, Wilmington/USA		USD	275 470	USD	52 666
▭ holds 100.00% of the shares in:					
Clarendon Insurance Group, Inc., Wilmington/USA		USD	284 841	USD	33 839
▭ holds 100.00% of the shares in:					
Clarendon National Insurance Company, Trenton/USA		USD	235 432	USD	49 915
▭ holds 100.00% of the shares in:					
Clarendon America Insurance Company, Trenton/USA		USD	64 654	USD	-813
▭ holds 100.00% of the shares in:					
Clarendon Select Insurance Company, Tallahassee/USA		USD	19 093	USD	3 180
▭ holds 100.00% of the shares in:					
Harbor Specialty Insurance Company, Trenton/USA		USD	19 007	USD	4 860
▭ holds 100.00% of the shares in:					
Lion Insurance Company, Tallahassee/USA		USD	4 375	USD	-53
Participations					
HANNOVER Finanz GmbH, Beteiligungen und Kapitalanlagen, Hannover/Germany	32.91	DEM	120 550	DEM	13 989
WeHaCo Unternehmensbeteiligungs-AG, Hannover/Germany	25.00	DEM	110 125	DEM	34 688
Heizkraftwerk Römerbrücke ZWO GmbH & Co., Betriebs OHG, Saarbrücken/Germany	26.32	DEM	-17 335	DEM	4 630
ITAS Vita S.p.A., Trient/Italy	43.74	ITL	59 633 145	ITL	1 995 951
ITAS Assicurazioni S.p.A., Trient/Italy	43.74	ITL	91 137 953	ITL	905 574

Other investments

Assets with a balance sheet value of EUR 623,977 thousand (EUR 561,061 thousand) were blocked as security for ceding companies. Security deposits were sometimes made available to banks for security loan transactions in favour of third parties.

Due to the Tax Relief Act of 24 March 1999, increased valuations of special write-downs from previous financial years were effected in the amount of EUR 27,727 thousand.

Current values pursuant to § 54 RechVersV

The current values of land and buildings were largely determined using a combined asset value and gross rental method (1998). In individual cases book values were used.

Income values were determined for shares in affiliated companies and participating interests, and in the case of life insurance companies embedded values were calculated.

Shares, units in unit trusts, bearer debt securities and other securities were valued at market value. In the case of special investments for which no stock exchange price was available, valuation was made at cost of acquisition or net asset value (NAV).

The current values of the sundry loans were determined on the basis of yield curves, taking into account the creditworthiness of the specific debtor and the currency of the loan.

Other investments were valued at nominal values.

Current values pursuant to § 54 RechVersV of asset item C.I. to C.III. for the 1999 financial year Figures in EUR thousand	Book values 31.12.1999	Current values 31.12.1999	Difference 31.12.1999
C.I. Land and buildings, rights to land and buildings, leasehold	48 663	82 165	33 502
C.II. Investments in affiliated companies and participating interests			
1. Shares in affiliated companies	949 725	1 264 405	314 680
2. Loans to affiliated companies	158 994	158 994	–
3. Participating interests	111 204	172 993	61 789
4. Total C.II.	1 219 923	1 596 392	376 469
C.III. Other investments			
1. Shares, units in unit trusts and other variable-yield securities	1 221 508	1 650 320	428 812
2. Bearer debt securities and other fixed-income securities	1 932 882	1 961 578	28 696
3. Mortgages and loans secured on land and buildings	3 050	3 050	–
4. Other loans			
a) Registered debt securities	295 047	301 667	6 620
b) Debentures and loans	98 486	101 647	3 161
c) Sundry loans	28 121	29 141	1 020
5. Deposits with banks	269 688	269 688	–
6. Other investments	5	5	–
7. Total C.III.	3 848 787	4 317 096	468 309
Sum total	5 117 373	5 995 653	878 280

Other receivables

Figures in EUR thousand	1999	1998
Receivables from affiliated companies	54 686	48 560
Receivables from the revenue authorities	1 803	1 639
Receivables from representative offices	877	371
Interest and rent due	660	291
Receivables from advance payments	598	1 940
Other recivables	550	1 137
Receivables from redemption arrears	–	3 619
Total	59 174	57 557

Own shares

By a resolution of the Annual General Meeting of Hannover Re adopted on 30 July 1999, the company was authorised to acquire own shares of up to 10% of the share capital existing on the date of the resolution in the period until 31 December 2000.

As at 31 December 1999 the company was in possession of 3,000 own fully paid-up, no-par value shares. This corresponds to a proportion of 0.0102% of the share capital. Purchases and sales were effected in order to support the price.

The details of the portfolio development in 1999 are as follows:

	Number of purchases/sales	Proportion in %	Share capital in EUR thousand	Purchase/sales price in EUR thousand
Portfolio as at 31.12.1998	3 000	0.0102	15	
Cumulative purchases	9 000	0.0305	45	755
Cumulative sales	9 000	0.0305	45	801
Portfolio as at 31.12.1999	3 000	0.0102	15	

Accruals and deferred income

Figures in EUR thousand	1999	1998
Accrued interest and rent	52 636	46 994
Deferred premium on bonds	874	931
Other accrued income	11	11
Total	53 521	47 936

Probable tax relief in subsequent financial years in accordance with § 274 (2) of the Commercial Code (HGB).

A deferred item was established in the financial year for the probable tax relief in subsequent financial years in accordance with § 274 (2) of the Commercial Code (HGB) in the amount of EUR 45,746 thousand. Of this amount, EUR 28,352 thousand was attributable to corporation tax and EUR 17,394 thousand to trade tax.

Notes on liabilities

Subscribed capital

The composition of the subscribed capital as at 31 December 1999 was as follows:

	Number	Proportion of share capital in EUR thousand	Paid-up amount in EUR thousand
Registered shares	4 800 000	12 271	7 158
Registered shares	8 000 000	20 452	12 783
Bearer shares	16 730 215	42 770	42 770
		75 493	62 711

Authorised capital of EUR 767 thousand with a time limit of 31 August 2002 is available for the issue of employee shares. Additional authorised capital of EUR 20,000 thousand is available until 1 July 2004.

Surplus debenture (Genussrechtskapital)

The surplus debenture issued in 1993 amounting to EUR 76,694 thousand has a term of 10 years. The interest is 7.55%.

Provision for unearned premium

Insurance class Figures in EUR thousand	1999		1998	
	gross	net	gross	net
Fire	91 480	66 807	80 479	60 926
Liability	85 066	67 724	62 668	49 883
Personal accident	6 537	4 633	5 851	4 361
Motor	40 030	27 474	31 086	21 031
Aviation	39 652	29 210	34 235	25 851
Life	39 384	32 078	58 983	46 612
Other classes	119 876	88 751	113 509	85 390
Total	422 025	316 677	386 811	294 054

Life assurance provisions

Insurance class Figures in EUR thousand	1999 gross	1999 net	1998 gross	1998 net
Life	1 485 704	1 006 231	1 231 038	818 565

Provisions for outstanding claims

Insurance class Figures in EUR thousand	1999 gross	1999 net	1998 gross	1998 net
Outstanding loss reserve				
Fire	495 271	278 620	370 015	217 767
Liability	2 035 669	1 795 730	1 745 553	1 568 447
Personal accident	67 534	53 801	58 671	49 782
Motor	746 333	625 301	627 046	572 029
Aviation	272 165	164 659	236 576	163 433
Marine	284 078	198 568	204 979	162 220
Life	350 606	235 905	280 759	188 863
Other classes	1 257 808	692 841	709 522	476 407
	5 509 464	4 045 425	4 233 121	3 398 948
Provision for annuities				
Liability	442	410	384	352
Personal accident	1 305	1 304	1 092	1 091
Motor	4 782	4 755	4 094	4 090
	6 529	6 469	5 570	5 533
Total	5 515 993	4 051 894	4 238 691	3 404 481

Equalisation reserve and similar provisions

Insurance class Figures in EUR thousand	Position at 1.1.1999	Addition	Withdrawal and release	Position at 31.12.1999
Equalisation reserve				
Fire	100 244	–	30 273	69 971
Liability	132 576	46 548	–	179 124
Personal accident	7 185	3 412	–	10 597
Motor	34 830	–	2 399	32 431
Aviation	49 181	10 067	100	59 148
Marine	53 376	755	6 385	47 746
Other classes	294 808	65 949	33 411	327 346
	672 200	126 731	72 568	726 363
Provisions which are similar to the equalisation reserve – major risks –				
Liability	3 276	–	284	2 992
Other classes	17 242	40	–	17 282
Total	692 718	126 771	72 852	746 637

Other technical provisions

Type of provisions Figures in EUR thousand	1999		1998	
	gross	net	gross	net
Profit commission	54 897	29 765	63 019	50 432
Commissions	5 302	5 015	4 610	4 714
Premium cancellation	2 780	2 770	2 030	2 028
Lay-up reserve	91	91	–	–
Road traffic accident victim assistance	28	28	4	4
Total	63 098	37 669	69 663	57 178

Technical provisions – total

Insurance class Figures in EUR thousand	1999		1998	
	gross	net	gross	net
Fire	666 089	419 706	558 657	384 789
Liability	2 332 378	2 072 380	1 980 792	1 786 846
Personal accident	86 243	70 413	73 040	62 523
Motor	826 305	691 950	699 383	634 261
Aviation	373 964	245 838	322 870	237 529
Marine	332 967	247 256	259 201	216 305
Life	1 878 368	1 276 207	1 573 421	1 056 089
Other classes	1 739 411	1 136 689	1 154 619	890 080
Total	8 235 725	6 160 439	6 621 983	5 268 422

Provisions for other risks and charges

Figures in EUR thousand	1999	1998
Provisions for pension and similar liabilities	19 330	17 231
Provision for taxation	88 808	52 227
Sundry provisions		
Provisions for currency risks	16 463	21 141
Provisions for interest and similar charges	16 177	11 504
Provisions for outstanding payments	3 836	3 943
Provisions for annual accounts costs	3 287	1 311
Provisions for suppliers' invoices	1 723	–
Provisions for litigation risks	383	383
Provisions for securities and forward exchange business	373	–
Provisions for costs of legal action	72	2 247
Other provisions	1 208	853
	43 522	41 382
Total	151 660	110 840

Miscellaneous liabilities

Figures in EUR thousand	1999	1998
Liabilities in respect of affiliated companies	61 658	49 493
Liabilities from the acquisition of participations	11 344	–
Liabilities from interest on surplus debenture	5 790	5 790
Liabilities in respect of permanent establishment	5 354	951
Liabilities from deliveries and services	1 238	897
Liabilities from overpayments	273	22 135
Liabilities from outstanding social security contributions	524	485
Liabilities in respect of the revenue authorities	270	309
Liabilities from land and buildings	214	90
Liabilities from portfolio acquisitions	–	525
Other liabilities	127	162
Total	86 792	80 837

Deferred items

Figures in EUR thousand	1999	1998
Disagio	3 478	4 069
Long-term tenancy rights	1 291	1 413
Other accruals and deferred income	105	158
Total	4 874	5 640

Contingent liabilities

We provided security for a surplus note in the amount of USD 400.0 million issued by our subsidiary Hannover Finance, Inc., Wilmington/USA, by way of a guarantee.

Notes on the profit and loss account

Figures in EUR thousand	Gross premiums written		Gross premiums earned		Net premiums earned		Technical result for own account	
	1999	1998	1999	1998	1999	1998	1999	1998
Fire	417 856	378 946	417 249	371 685	208 234	207 036	3 501	10 009
Liability	377 274	307 297	362 286	294 881	271 042	215 499	-43 944	-46 984
Personal accident	49 317	49 836	49 991	49 444	35 705	36 535	-5 041	-4 649
Motor	424 980	362 818	420 004	350 384	253 923	243 586	-63 685	-53 586
Aviation	174 692	171 191	174 929	151 059	94 728	89 428	12 774	84
Marine	188 828	146 300	188 828	146 300	105 209	93 296	-4 971	-1 977
Other insurance classes	1 170 016	766 212	1 173 944	741 240	622 625	472 646	-89 282	-66 220
Total property and casualty insurance	2 802 963	2 182 600	2 787 231	2 104 993	1 591 466	1 358 026	-190 648	-163 323
Life	808 315	724 592	835 943	729 714	625 062	497 813	-19 879	11 827
Total insurance business	3 611 278	2 907 192	3 623 174	2 834 707	2 216 528	1 855 839	-210 527	-151 496

Total insurance business

Figures in EUR thousand	1999	1998
Gross claims incurred	3 024 776	2 107 354
Gross operating expenses	1 147 646	872 684
Reinsurance balance	-508 353	-207 991

Expenses for personnel

Figures in EUR thousand	1999	1998
1. Wages and salaries	24 478	22 125
2. Social security payments and expenses for welfare	4 192	4 096
3. Expenses for old-age pension scheme	1 773	1 367
4 . Total expenses	30 443	27 588

Expenses for investments

Figures in EUR thousand	1999	1998
Fixed-income securities	46 707	10 239
Shares, units in unit trusts	22 544	21 444
Administrative expenses	7 725	6 568
Deposit and bank fees	2 553	1 159
Shares in affiliated companies and participations	2 157	1 861
Land and buildings	2 148	3 669
Deposits	1 913	77
Registered debt securities, debentures and loans	–	1 329
Total	85 747	46 346

Other income

Figures in EUR thousand	1999	1998
Amounts realised	23 659	3 229
Exchange rate gains	14 983	16 030
Profit from services	6 204	4 088
Allocated investment return	4 886	5 287
Release of non-technical provisions	1 084	728
Cancellation of value adjustments	481	1 388
Income from repayments	364	–
Other income	1 024	998
Total	52 685	31 748

Other expenses

Figures in EUR thousand	1999	1998
Allocations to the provisions for outstanding claims	58 387	54 810
Exchange rate losses	32 354	28 188
Deposit interest	24 089	15 427
Interest charges from clearing transactions	8 293	436
Expenses for the whole company	7 670	4 782
Separate value adjustment on accounting debts	7 570	8 471
Interest charges on surplus debenture (Genussrechtskapital)	5 790	5 790
Financing interest	5 481	1 992
Allocation to interest provisions	4 686	–
Expenses from services	4 620	4 028
Expenses for letters of credit	1 588	1 577
Interest charges on old-age pension scheme	1 057	955
Depreciation on other assets	55	40
Interest charges on the acquisition of participations	–	2 865
Interest charges on portfolio acquisitions	–	2 572
Other interest and expenses	582	821
	162 222	132 754
Less: Technical interest	13 328	15 106
Total	148 894	117 648

Other information

The names of the members of the Supervisory Board and Executive Board are listed on pages 1, 2 and 3.

Emoluments of EUR 179 thousand were received by the Supervisory Board and EUR 1,971 thousand by the Executive Board in the year under review. The emoluments of former directors and their surviving dependants amounted to EUR 269 thousand, and a liability of EUR 4,021 thousand was entered.

The following loans which are secured on mortgages or by land charges have been granted to board members:

Figures in EUR thousand	Position at 1.1.1999	Addition	Amortisation	Deduction transfer	Position at 31.12.1999	Interest rate %
Supervisory Board	50	–	50	–	–	5,5
Executive Board	70	–	70	–	–	5,5

The company has not entered into any contingent liabilities for members of the boards.

The average number of employees was 479 in the financial year.

HDI Haftpflichtverband der Deutschen Industrie V. a. G., Hannover, informed us that it holds a majority interest (§ 16 (1) of the Stock Corporation Act (AktG)) in our company. The figures from our annual accounts are included in its consolidated annual accounts. The consolidated annual accounts are deposited with the Commercial Register at Hannover county court.

Hannover, 18 May 2000

Executive Board


Zeller


Dr. Hecker


Dr. Becke


Gräber


Haas


Schubach


Dr. Steiner


Dr.Pickel

Certification by the Independent Auditors

We audited the annual financial statements together with the bookkeeping system and the management of the Company Hannover Rückversicherungs-Aktiengesellschaft for the business year from January 1 to December 31, 1999. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German Commercial Law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual and consolidated financial statements together with the bookkeeping system, and on the management report and the group management report based on our audit.

We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB ("Handelsgesetzbuch: German Commercial Code") and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (in Deutschland) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual and consolidated financial statements in accordance with (German) principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the management and group report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual and consolidated financial statements and management group report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual and consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with (German) principles of proper accounting. On the whole the management and group report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Hannover, 19 May 2000

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Geib	Kollenberg
Auditor	Auditor

We supervised the management of the company regularly during 1999 on the basis of written and verbal reports from the Executive Board and we took the decisions required of us at four meetings and twice by way of written resolutions in accordance with § 10 section 5 of the Articles of Association. The audit mandate for the 1999 annual financial statements was awarded by the Supervisory Board. The audit report was distributed to all members of the Supervisory Board, and the auditor participated in the meeting of the Supervisory Board held to discuss the annual financial statements. We received quarterly written reports from the Executive Board on the course of business and the position of the company. All in all, we were involved in decisions taken by the Executive Board as required by our statutory responsibilities and those placed upon us by the company's Articles of Association. The development of our major subsidiaries and participations was also included in our consultations.

As part of the implementation of important individual projects, we again considered the continued expansion and optimisation of the Group's worldwide infrastructure. The Supervisory Board consented to the establishment of a life reinsurance company in Dublin/Ireland and the extension of our Malaysian branch office's licence to include the writing of life reinsurance business. Due to the rapid expansion of business at our US subsidiary Hannover Life Reassurance Company of America (HLR US), Orlando/USA, we authorised a capital increase at this company in order to boost its solvency and competitiveness. We also considered, inter alia, the outsourcing of our investment management to HDI Asset-Management GmbH (AMG).

The accounting, the annual financial statements and the Executive Board's report were examined by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), Hannover. This audit gave no grounds for objection, and an unqualified audit certificate was therefore issued. The Supervisory Board has no comment to make on the auditors' report, and we agree with their findings.

The Executive Board's report on the company's relations with affiliated companies has likewise been examined by KPMG DTG and given the following unqualified audit certificate:

"Having audited the report in accordance with our professional duties, we confirm that

1. its factual details are correct,
2. in the case of the transactions detailed in the report, the expenditure of the company was not unreasonably high,
3. in the case of the measures specified in the report, there are no circumstances which would point to an assessment which differs significantly from that of the Executive Board."

We examined both the Executive Board's report and the auditors' report on the company's relations with affiliated companies, and we found everything to be in order. In the light of our examination, we have no objections to the statement by the Executive Board at the end of its report on relations with affiliated companies.

Nor have we any objection to the Executive Board's overall report; we agree to the 1999 annual financial statements, which are hereby duly confirmed. We approve the Executive Board's proposal for the distribution of the disposable profit for 1999.

With effect from 1 September 1999, Jürgen Gräber was appointed a full member of the company's Executive Board for the remainder of his term of office until 31 August 2002. With effect from 1 January 2000 Dr. Michael Pickel was appointed a deputy member of the Executive Board for a period of three years. Dr. Pickel initially bears regional responsibility for the German, Austrian and Swiss markets and is also responsible for the areas of Legal Affairs and the Claims Service.

Hannover, 5 June 2000

For the Supervisory Board

Baumgartl
Chairman

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/
Public Relations

Roland Vogel

Telephone +49/511/56 04-15 00
Fax +49/511/56 04-16 48
roland.vogel@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/56 04-17 36
Fax +49/511/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/56 04-15 02
Fax +49/511/56 04-16 48
gabriele.handrick@hannover-re.com

Hannover
Rückversicherungs-AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
info@hannover-re.com
www.hannover-re.com

Investor Relations/
Public Relations

Roland Vogel

Telephone +49/511/56 04-15 00
Fax +49/511/56 04-16 48
roland.vogel@hannover-re.com

Investor Relations

Holger Verwold

Telephone +49/511/56 04-17 36
Fax +49/511/56 04-16 48
holger.verwold@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/511/56 04-15 02
Fax +49/511/56 04-16 48
gabriele.handrick@hannover-re.com

AON Aon Limited	823 AON	CURRENCY BMD	GROSS PREMIUM	
			IN ALL	WAR ONLY
ATTACHING TO POLICY NO. N50538556	TRANS NO.	TOTAL		
REGISTRATION	VAT / TOC TRIBUNAL	LLOYD'S		
SERIAL / REGISTRATION CATEGORY	SETT. DUE DATE / / / DEF. / ADJ.	XIS		
ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	LEADING U/WR.	OTHER CO'S		
		BUREAU SCHEME NO:	BROKERS COVER NO:	
INCEPTION: 01 Jan 2005	EXPIRY: 31 Dec 2005			AGMT NO: 2

It is hereby noted and agreed that with effect from 1st January 2005 the following Customs Bonds in Gibraltar will be accepted as a SPECIAL ACCEPTANCE hereunder.

Insured	**Policy No.**	**Sum Insured (GBP)**	**Comments**
SK Beda Par T/A Omni	CC260000288	10,000	Duty free goods held in bonded stores (Electronic goods, cameras, binoculars, cyrstal, porcleain, jewellery etc.)
Khubchand Limited	CC260000312	15,000	Duty free goods held in bonded stores (Electronic goods, cameras, sunglasses, IT equipment etc).
Airport Jellewers Ltd	CC260000340	7,000	Duty free goods held in bonded store (jewellery and watches)
Shangri-la	CC260000440	33,000	Duty free goods held in bonded store (jewellery and watches)
Sacarello Limited	CC260000669	16,000	Duty free goods held in bonded store (coffee, wines, food items, coffee making equipment etc)
Maritima Del Estrecho	CC260002429	10,000	Duty paybale in respect of fuel, lubricants, provisions etc on board three barges
GB Airways	CC260002732	20,000	Duty payable on goods and equipment kept in airport transit shed.
Peninsula Petroleum	CC260002756	800	Duty of fuel on baord one barge
Cepsa (Gib) Ltd	CC260000267	236,600	Duty of fuel on board 8 barges

All other terms and conditions remain unaltered.

AON

ENDORSEMENT SIGNING PAGE	823 AON	ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	ATTACHING TO POLICY NO. N50538556
INCEPTION: 01 Jan 2005		EXPIRY: 31 Dec 2005	AGMT NO: 2

XIS hannover re®

February 10, 2005
LY16486A
LY16488A

R/W Vincent [illegible]

PLANNED SETTLEMENT DATE:

AON Aon Limited	823 AON	CURRENCY	GROSS PREMIUM	
			IN ALL	WAR ONLY
ATTACHING TO POLICY NO. N50539779 / TRANS NO.		TOTAL		
REGISTRATION / VAT / TOC TRIBUNAL		LLOYD'S		
SERIAL / REGISTRATION CATEGORY / SETT. DUE DATE / / / DEF. / ADJ.		XIS		
ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	LEADING U/WR.	OTHER CO'S		
		BUREAU SCHEME NO:		BROKERS COVER NO:
INCEPTION: 01 Jan 2005	EXPIRY: 31 Dec 2005			AGMT NO: 1

REINSURED AND LOCATION: ARGUS INSURANCE COMPANY LIMITED, Hamilton, Bermuda.

PERIOD: 00.00 1st January, 2005 to 24.00 31st December, 2005, local standard time in Bermuda (or at the place of the Loss Occurrence).

TYPE: Excess of Loss.

CLASS OF BUSINESS AND EXCLUSIONS: Business classified by the Reinsured as : -

Fire and Allied Perils written direct or by way of facultative reinsurance in the Reinsured's Fire Department. To include the Material Damage section of Contractors All Risks and Engineering policies, All Risks policies, and computer all risks policies (Material Damage only) when such risks written in conjunction with Fire insurance on buildings and/or contents.
Motor Physical Damage.
Marine Yacht and Pleasure Craft Physical Damage.

EXCLUSIONS: As contained in Addendum A attached hereto.

It is hereby noted and agreed that with effect from 1st January 2005 the following list of Terrorism Risks will be covered as a Special Acceptance hereunder.

Insured	Policy No.	Period of Insurance	Declared Values/Sums Insured	Terrorism First Loss Limit
Exeter Properties Limited	CC190002411	1/1/05 to 31/12/05	Building - GPB 5,018,026	GPB500,000
			Contents - GPB 10,801	
			Loss of Rent - GPB 750,000 (36 Months)	
Bari Properties Limited	CC190002412	21/3/04 to 20/3/05	Building - GPB 14,185,791	GPB500,000
			Day One - GPB 4,255,937	
			Contents - GPB 145,526	
			Loss of Rent - GPB 5,700,000 (36 Months)	
Commercial & General Investments Ltd	CC190001450	1/4/04 to 31/3/05	Building - GPB 14,998,031	GPB500,000
			Day One - GPB 4,499,409	
			Loss of Rent - GPB 1,695,000	
Ryhall Limited	CC190000280	1/5/04 to 30/4/05	Building - GPB 9,208,223	GPB500,000
			Day One - GPB 2,762,467	
			Loss of Rent - GPB 2,925,000 (36 Months)	
Gibcorp Limited	CC190001055	1/5/04 to 30/4/05	Building - GPB 6,277,108	GPB500,000
			Day One - GPB 1,883,132	
			Loss of Rent - GPB1,350,000 (36 Months)	
York Limited	TBA	1/2/04 to 31/1/05	Contents/Stock - GPB 5,775,000	GPB500,000
			Business Interruption - GPB 2,663,712	
Triay & Triay	TBA	27/1/04 to 26/1/05	Contents - GPB 410,000	GPB500,000
			Tenants Improvements - GPB 115,000	
			Business Interruption - GPB 2,400,000	
* Excess of loss I Fac in place for GPB 9,500,000 in x/s of or GPB 500,000 Limit				

All other terms and conditions remain unaltered

ENDORSEMENT SIGNING PAGE	823 AON	ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	ATTACHING TO POLICY NO. N50539779
INCEPTION: 01 Jan 2005		EXPIRY: 31 Dec 2005	AGMT NO: 1

XIS hannover re®

January 24, 2005

Rus Vincent

F1 69916A
F1 69913A

PLANNED SETTLEMENT DATE:

AON Aon Limited	823 AON	CURRENCY GBP	GROSS PREMIUM	
			IN ALL	WAR ONLY
ATTACHING TO POLICY NO. N60534337	TRANS NO.	TOTAL		
REGISTRATION	VAT / TOC TRIBUNAL	LLOYD'S		
SERIAL / REGISTRATION CATEGORY	SETT. DUE DATE / / / DEF. / ADJ.	XIS		
ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	LEADING U/WR.	OTHER CO'S		
		BUREAU SCHEME NO:	BROKERS COVER NO:	
INCEPTION: 01 Jan 2005	EXPIRY: 31 Dec 2005			AGMT NO: 1

REINSURED & LOCATION: ARGUS INSURANCE COMPANY LIMITED, HAMILTON, BERMUDA.

PERIOD & CANCELLATION PROVISIONS: Continuous contract commencing 00.00 1st January, 2005 local standard time in Bermuda subject to 3 months notice of cancellation prior to 31st December any year.

Automatic provisional notice of cancellation at each anniversary date

HEREON RE-SIGNING for 12 months as at 00.00 1st January, 2005 local standard time in Bermuda.

TYPE: Section A: Quota Share

Section B: First Surplus

It is hereby noted and agreed that with effect from 1st January 2005 the following list of Terrorism Risks will be covered as a Special Acceptance hereunder.

Insured	Policy No.	Period of Insurance	Declared Values/Sums Insured	Terrorism First Loss Limit
Exeter Properties Limited	CC190002411	1/1/05 to 31/12/05	Building - GPB 5,018,026	GPB500,000
			Contents - GPB 10,801	
			Loss of Rent - GPB 750,000 (36 Months)	
Bari Properties Limited	CC190002412	21/3/04 to 20/3/05	Building - GPB 14,185,791	GPB500,000
			Day One - GPB 4,255,937	
			Contents - GPB 145,526	
			Loss of Rent - GPB 5,700,000 (36 Months)	
Commercial & General Investments Ltd	CC190001450	1/4/04 to 31/3/05	Building - GPB 14,998,031	GPB500,000
			Day One - GPB 4,499,409	
			Loss of Rent - GPB 1,695,000	
Ryhall Limited	CC190000280	1/5/04 to 30/4/05	Building - GPB 9,208,223	GPB500,000
			Day One - GPB 2,762,467	
			Loss of Rent - GPB 2,925,000 (36 Months)	
Gibcorp Limited	CC190001055	1/5/04 to 30/4/05	Building - GPB 6,277,108	GPB500,000
			Day One - GPB 1,883,132	
			Loss of Rent - GPB1,350,000 (36 Months)	
York Limited	TBA	1/2/04 to 31/1/05	Contents/Stock - GPB 5,775,000	GPB500,000
			Business Interruption - GPB 2,663,712	
Triay & Triay	TBA	27/1/04 to 26/1/05	Contents - GPB 410,000	GPB500,000
			Tenants Improvements - GPB 115,000	
			Business Interruption - GPB 2,400,000	
* Excess of loss I Fac in place for GPB 9,500,000 in x/s of or GPB 500,000 Limit				

All other terms and conditions remain unaltered

ENDORSEMENT SIGNING PAGE	823 AON	ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	ATTACHING TO POLICY NO. N60534337
INCEPTION: 01 Jan 2005		EXPIRY: 31 Dec 2005	AGMT NO: 1

XIS hannover re®

January 24, 2005

Rw Vincent

Fl 68816 A
Fl 68813 A

PLANNED SETTLEMENT DATE:


NORWICH
UNION

Endorsement attaching to and forming part of Policy No.

TERRORISM INSURANCE COVER ENDORSEMENT

THE COVER:

In consideration of the payment of the Insurance Premium in respect of the Period of Insurance specified in the Schedule We will indemnify you by payment or at our option by reinstatement or repair in respect of Damage directly caused by an Act of Terrorism as defined in this endorsement in Gibraltar only subject to the terms definitions and conditions contained in or endorsed on this Policy unless specifically amended by this endorsement

DEFINITIONS

Each time we use one of the words or phrases listed below it will have the same meaning wherever it appears in this Endorsement

A defined word or phrase will start with a capital letter each time it appears in this endorsement

Act of Terrorism

For the purpose of this endorsement only Act of Terrorism means an act including the use or force or violence of any person or group(s) of persons whether acting alone or on behalf of or in connection with any organisation(s) committed for political religious or ideological purposes including the intention to influence any government and/or to put the public in fear for such purposes

In any action suit or other proceedings where We allege that any Damage or Loss Resulting from Damage is not covered by this endorsement the burden of proving such Damage or Loss Resulting from Damage is covered shall be upon The Insured

Damage

Accidental loss of or destruction of or damage to the Property insured

Limit of Liability

Irrespective of any sums insured or limits of liability contained in this Policy the maximum amount We will pay under this endorsement in respect of any loss is limited to amount specified in the Policy Schedule

Loss Resulting from Damage

Accidental loss of or destruction of or damage to property used by The Insured at the Premises for the purpose of the business

Period of Insurance

From the Effective Date until the Expiring Date shown in the Policy Schedule and any subsequent period for which We accept payment for renewal

Property and/or Premises

Property and/or Premises in Gibraltar as defined and insured by this Policy

The Business

The Business as declared by The Insured

We/You/Our/Norwich Union

The person persons company companies partnerships or unincorporated association named in the Policy Schedule as The Insured

EXCLUDED LOSSES

CYBER RISKS

We will not indemnify You in respect of Damage or Loss Resulting from Damage directly or indirectly caused by contributed to by or arising from or occasioned by or resulting from damage to any computer or other equipment or component or system or item which processes stores transmits or receives data or any part thereof whether tangible or intangible (including but without limitation any information or programs or software) and whether the property of The Insured or not where such damage is cased by Virus or Similar Mechanism or hacking or Denial of Service Attack

For the purposes of this Cyber Risks Exclusion the following Definitions shall apply:

Virus or Similar Mechanism

Programme code programming instruction or any set of instructions intentionally constructed with the ability to damage interfere with or otherwise adversely affect computer programs data files or operations whether involving self-replication or not This includes but is not limited to Trojan horses worms and logic bombs

Hacking

Unauthorised access to any computer or other equipment or component or system or item which processes stores or retrieves data whether the property of The Insured or not

Denial of Service Attack

Any actions or instructions constructed or generated with the ability to damage interfere with or otherwise affect the availability of networks network services network connectivity or information systems

This includes but is not limited to the generation of excess traffic into network addresses the exploitation of system or network weaknesses and the generation of excess or non-genuine traffic between or amongst networks

WAR AND ALLIED RISKS

We will not indemnify You in respect of Damage or Loss Resulting from Damage occasioned by war invasion act of foreign enemy hostilities or a warlike operation or operations(whether declared or not) civil war rebellion revolution insurrection civil commotion assuming the proportions of or amounting to an uprising military or usurped power

NUCLEAR CHEMICAL BIOLOGICAL AND RADIOLOGICAL LOSSES

We will not indemnify You in respect of harm or damage to life or property (or threat thereof) by nuclear and/or chemical and/or biological and/or radiological means

CONDITIONS

1. The insurance provided by this endorsement is subject to all terms and conditions of this policy except that:

   a) any terms in this Policy which provide for adjustment of premium

   b) any aggregate limit contained in this Policy on the amount borne by The Insured as a result of the operation of a deductible

   c) any provision for the automatic reinstatement of sums insured contained in this Policy

   d) any Long Term Agreement/Undertaking contained in this Policy

   shall not apply to the insurance effected by this endorsement

2. We may cancel the cover provided by this endorsement:

   a) by sending You thirty days written notice to Your last known address

      We will refund a proportionate part of the premium paid for the unexpired period

   b) immediately if the premium has not been paid

Signed on Behalf of The Company

Date:

AON Aon Limited	823 AON	CURRENCY	GROSS PREMIUM	
			IN ALL	WAR ONLY
ATTACHING TO POLICY NO. N50538556	TRANS NO.	TOTAL		
REGISTRATION	VAT / TOC TRIBUNAL	LLOYD'S		
SERIAL / REGISTRATION CATEGORY / SETT. DUE DATE / / / DEF. / ADJ.		XIS		
ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	LEADING U/WR.	OTHER CO'S		
		BUREAU SCHEME NO:	BROKERS COVER NO:	
INCEPTION: 01 Jan 2005	EXPIRY: 31 Dec 2005			AGMT NO: 1

It is hereby noted and agreed that with effect from 1st January 2005 the SPECIAL ACCEPTANCES for Malta and Gibraltar Portfolios are as follows:

SPECIAL ACCEPTANCES

In respect of Gibraltar Portfolio

GB Airways (Fleet Policy)	Under Motor TP Liability covers fully comprehensive vehicles ie. Tug Master, Aircraft steps. Air Start unit etc Maximum TP Liability:- Bodily Injury GBP 1,000,000 Property Damage GBP 250,000 (See Motor Fleet Schedule attached)
Cepsa (Gib) Ltd (Fleet Policy)	Under Motor TP Liability covers fully comprehensive vehicles transporting airline fuel to airside storage tanks Maximum TP Liability:- Bodily Injury GBP 1,000,000 Property Damage GBP 250,000 (See Motor Fleet Schedule attached)
Shell Co of Gib Ltd (Fleet Policy)	Under Motor TP cover TPO vehicles used in re-fuelling the aircrafts. Maximum TP Liability:- Bodily Injury GBP 1,000,000 Property Damage GBP 250,000 (See Motor Fleet Schedule attached)
Budget	Self Drive Hire Vehicles - Full details to be advised.

In respect of Malta Portfolio

Malta International Airport	EL only – under Co-insurance Agreement Our Share = 5% of GBP 16,155,090 (Lm 10,000,000)

Our Gross Limit of Indemnity = GBP 807,754 (Lm 500,000)

All other terms and conditions remain unaltered.


AON

MOTOR FLEET IN RESPECT OF GB AIRWAYS LTD

VEHICLE	COVER	AREA	VALUE	EXCESS/VEHICLE	USE	NUMBER
TRAILERS	COMP	1	£100	£25	COMM	14
GPU HUTCHIN	COMP	1	£15,000	£375	COMM	1
AIRCRAFT STEPS	COMP	1	£3,000	£75	COMM	5
BELT LOADER	COMP	1	£10,000	£250	COMM	1
TUG MASTER	COMP	1	£50,000	£1,250	COMM	1
MERCURY TRACTORS	COMP	1	£9,000	£225	COMM	2
AIRSTART GTC P85-98 HF-R	COMP	1	£60,000	£1,500	COMM	1
GPU HUTCHIN	COMP	1	£30,000	£750	COMM	1
TRAILERS	COMP	1	£140	£30	COMM	6
AIRCRAFT STEPS - TEMG GORRIS S.A. S/N 02543	COMP	1	£15,000	£375	COMM	1
FORKLIFT KOMATSU FD25T/IIE	COMP	1	£8,500	£100	COMM	1
HI-WAY CATERING TRUCK	COMP	1	£28,000	£250	COMM	1
CONVEYOR BELT BC1160	COMP	1	£2,000	£75	COMM	1
LAND ROVER 109 Chassis VSELNCAGZAZN11345	TPO	1	n/a	n/a	COMM	1
CITREON BERLINGO G1516B 1900CC	COMP	2	£2,000	£75	COMM	1



MOTOR FLEET IN RESPECT OF CEPSA (GIBRALATR) LTD

REGISTRATION	VEHICLE	COVER	AREA	CC	VALUE	EXCESS	ARAG RECOVERY	TYPE	DRIVERS
G1694A	IVECO TRACTOR HEAD	COMP	2		£60,000	£2,500	N	COMM	ANY DRIVER OVER 30
G2731A	PIAGGIO PORTER VAN	COMP	2	1300	£4,500	£75	N	COMM	ANY DRIVER OVER 21
G67491	MERCEDES PATROL	COMP	2		£13,000	£750	N	COMM	ANY DRIVER OVER 25
G69301	44 NISSAN TRADE	COMP	2		£3,000	£150	N	COMM	ANY DRIVER OVER 25
G85744	RENAULT TANKER	COMP	2	20mz	£30,000	£2,000	N	COMM	ANY DRIVER OVER 18
G86157	SUZUKI SUPER CARRY VAN	COMP	2	1000	£1,200	£75	N	COMM	ANY AUTHORISED DRIVER
G86158	SUZUKI SUPER CARRY VAN	COMP	2	1000	£1,800	£75	N	COMM	ANY AUTHORISED DRIVER
G91474	PIAGGIO COMBI	COMP	2	1600	£2,500	£75	N	COMM	ANY AUTHORISED DRIVER
G94826	VOLKSWAGEN POLO	COMP	2	1000	£2,500	£75	Y	PRIVATE	ANY AUTHORISED DRIVER
G97740	PEGASO 1135I/1 TANKER	TPO	1		n/a	n/a	N	COMM	ANY DRIVER OVER 25
G97961	YAMAHA 100 cc	TPO	2	100	n/a	n/a	N	PRIVATE	ANY DRIVER OVER 18
GT0015	SEMI TRAILER TANK	COMP	2		£28,000	£1,000	N	COMM	ANY DRIVER OVER 30
GT0016	SEMI TRAILER TANK	COMP	2		£28,000	£1,000	N	COMM	ANY DRIVER OVER 30
GT0017	SEMI TRAILER TANK	COMP	2		£28,000	£1,000	N	COMM	ANY DRIVER OVER 30
REB-2529	ROS ROCA S.A INDOX TRAILER	TPF&TH	2	n/a	£5,400	£100	N	COMM	ANY DRIVER OVER 25

Area 1 = Gibraltar Only
Area 2 = Gibraltar, Spain & Portugal



MOTOR FLEET IN RESPECT OF SHELL CO OF GIBRALTAR LTD

REGISTRATION	VEHICLE	CC	COVER	VALUE	EXCESS	AREA	USE	DRIVERS
G57228	FORD IVECO		TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G61678	TOYOTA DYNA	2977	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G68955	TOYOTA DYNA	2977	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G73248	TOYOTA DYNA	2977	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G74510	TOYOTA DYNA	2977	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G85713	VOLVO REFUELLER	6700	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G85714	VOLVO REFUELLER	6700	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25
G97136	NISSAN DELIVERY VAN	3000	TPO	n/a	n/a	2	COMM	ANY DRIVER OVER 25
G97315	DAEWOO FORKLIFTER D205-3	3268	TPO	n/a	n/a	1	COMM	ANY DRIVER OVER 25

Area 1 = Gibraltar Only
Area 2 = Gibraltar,Spain & Portugal

AON

ENDORSEMENT SIGNING PAGE	823 AON	ASSURED/ACCOUNT ARGUS INSURANCE CO.LTD.	ATTACHING TO POLICY NO. N50538556
INCEPTION: 01 Jan 2005		EXPIRY: 31 Dec 2005	AGMT NO: 1

			XIS hannover re®	January 31, 2005 RWVincent LY16486A LY16488A		[signature]	

POLICY NO: **N60567094**	RECEIVED	*Reinsurance*	823
RENEWING:	2005 FEB 17 P 1:22 OFFICE OF INTER... CORPORATE ...		AON

ASSURED/REASSURED: **INSURANCE CO OF THE BAHAMAS LTD**

AON Aon Limited

LMP 2001 SLIP

CLIENT:

HERETO WRITTEN:	REINSURANCE NOS:
TOTAL WRITTEN:	
NO. OF SLIPS:	
COVER NOTE DATED:	SIGNING %

SIGNING NOS & DATES:

Hannover Re, Germany hannover re

F124215A2005	XIS
F124215B2005	
H2305 NCAD	

All terms, special agreements and ~~amendments to be agreed by Hannover Re~~ 4,34%

COPY WORDINGS PLEASE

February 10, 2005

RW Vincent

Aon USE ONLY